0/18

07027457

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Brambles Ltd

*CURRENT ADDRESS

PROCESSED

OCT 23 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05205 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/22/07

Brambles

Brambles Limited
2007 Annual Report

ARIS
6-30-07



Brambles has its headquarters in Australia and operates in over 45 countries around the world.

CHEP issues, collects, repairs and reissues about 285 million pallets and containers to assist manufacturers, distributors and retailers to transport their products safely and efficiently.

Recall manages the secure storage, retrieval and destruction of physical and digital information for nearly 80,000 customers worldwide.

Brambles Limited
ABN 89 118 896 021

10 Financial Performance
12 Chairman's Review
16 Chief Executive Officer's Report
19 Executive Leadership Team
20 CHEP
24 Recall
28 Board of Directors
32 Corporate Social Responsibility Report
44 Financial Review
48 Corporate Governance Report
58 Directors' Report – Remuneration Report
81 Directors' Report – Other Information
87 Shareholder Information
90 Financial Statements
162 Independent Auditors' Report
164 Five Year Financial Performance Summary
165 Glossary
168 Directory, Annual General Meeting and Dividend details



THE **CHEP** PALLET POOLING SYSTEM BENEFITS THE FAST MOVING CONSUMER GOODS INDUSTRY BY REDUCING COSTS, WASTE AND PRODUCT DAMAGE, INCREASING PRODUCTIVITY AND EFFICIENCY AND IMPROVING SAFETY.



Fast Moving Consumer Goods (FMCG) A significant proportion of the grocery volume in North America and Europe, and nearly all the grocery volume in Australia and New Zealand, is shipped on pooled pallets. CHEP's customers include some of the leading companies in the FMCG sector, including Heinz, Coca-Cola, Nestlé, Kellogg's, Kraft and Procter & Gamble.





THE **CHEP** PALLET POOLING SYSTEM PROVIDES AN EFFICIENT AND HASSLE-FREE SOLUTION THAT ALLOWS BEVERAGE INDUSTRY MANUFACTURERS AND BOTTLERS TO FOCUS ON THEIR CORE COMPETENCIES.



Beverage Industry Every day, CHEP manages the movement of more than 235 million pallets through its global network of more than 450 service centres in 44 countries. Beverage manufacturers, bottlers, distributors and retailers benefit from reduced product damage, lower transportation costs, improved handling efficiencies and safety and the elimination of pallet purchases and repairs.



CHEP'S REUSABLE PLASTIC CONTAINERS PROVIDE A ONE-TOUCH MERCHANDISING SOLUTION FOR THE FRESH FRUIT AND VEGETABLE INDUSTRY THAT REDUCES PRODUCT DAMAGE AND WASTE, INCREASES THE SHELF LIFE OF FRUIT AND VEGETABLES AND IMPROVES HANDLING EFFICIENCY.



Fresh Fruit and Vegetable Industry Every day, CHEP manages the movement of nearly half a million Reusable Plastic Containers (RPCs) to over 1,600 customers around the world. Fruit and vegetables are loaded from the field or processing facility directly into the RPC – a durable, reusable, high quality container that can be shipped through the supply chain and displayed in a retail environment with minimal handling.





CHEP'S EXPERTISE ENSURES THAT THE RIGHT AUTOMOTIVE CONTAINERS GET TO THE RIGHT SUPPLIERS IN THE AUTOMOTIVE INDUSTRY AT THE RIGHT TIME AND IN THE RIGHT CONDITION.



Automotive Industry Every year, CHEP issues 49 million automotive containers that are designed specifically to improve ergonomics and manufacturing efficiencies. CHEP automotive containers improve supply chain efficiency and reduce expenditure by integrating container control with ordering systems so that containers are allocated according to demand.



CHEP INTERMEDIATE BULK CONTAINERS ARE USED TO TRANSPORT AND STORE BULK LIQUID ITEMS FOR THE GROCERY INDUSTRY INCLUDING HONEY, WINE, FRUIT JUICE AND DAIRY PRODUCTS.



Bulk Materials Every year, CHEP issues more than 1.1 million Intermediate Bulk Containers to transport hundreds of different types of liquid and dry ingredients to production facilities. The specific benefits vary with each business, but all enjoy improved efficiency through reduced costs, decreased product damage and better handling efficiencies.





THE SECURE AND EFFICIENT MANAGEMENT OF INFORMATION, PARTICULARLY PAPER DOCUMENTS, REMAINS CRITICAL TO BUSINESSES AND OTHER ORGANISATIONS AROUND THE WORLD DUE TO LEGAL AND OTHER REQUIREMENTS.





Information Management Recall operates in 22 countries, managing physical and digital documents through their entire life cycle. Recall is a global leader in its three service lines: Document Management Solutions, Secure Destruction Services and Data Protection Services.



RECALL'S EXCLUSIVE CLOSED-LOOP DESTRUCTION PROCESS ALLOWS CUSTOMERS TO DISPOSE OF SENSITIVE BUSINESS INFORMATION IN A SECURE, CONFIDENTIAL ENVIRONMENT.

Document Destruction Recall's Secure Destruction Services ensure the total destruction of sensitive material, including paper documents, disks, tapes, CDs and DVDs.


recall



BRAMBLES' 12,000 EMPLOYEES PROVIDE HIGH QUALITY SERVICES FROM APPROXIMATELY 750 FACILITIES TO CUSTOMERS IN MORE THAN 45 COUNTRIES AROUND THE WORLD.



Brambles is committed to working safely and applying industry best practice to the health, safety and well-being of employees, contractors, suppliers, customers and communities in which it operates. Brambles' objective is Zero Harm, meaning no injuries and no environmental damage.



SUSTAINABILITY AND PROTECTION OF THE ENVIRONMENT ARE FUNDAMENTAL TO THE WAY BRAMBLES DOES BUSINESS. OVERALL, ON A LIFE CYCLE BASIS, BRAMBLES HAS A POSITIVE NET IMPACT ON THE ENVIRONMENT.



CHEP pallet pooling reduces the use of wood and CHEP also minimises the impact of its internal waste generation by ensuring that scrap pallets, containers and crates are recycled for animal bedding, mulch or fuel.

Recall collects, shreds and sends for recycling about 200,000 tonnes of paper each year – the equivalent of three million trees.

Dow Jones Sustainability Indexes
Member 2007/08

FTSE4Good

FINANCIAL PERFORMANCE

Brambles delivered another year of excellent results in 2007

Comparable operating profit for continuing operations increased by 21% (17% higher in constant currency) to US$932.8 million.

Profit after tax before special items for continuing operations grew by 36% (32% in constant currency) to US$585.7 million.

Cash flow from continuing operations increased from US$752.6 million to US$838.3 million.

US$ millions	2007	2006	% change	% change at constant currency
Continuing operations				
Sales	3,868.8	3,522.1	10%	6%
Comparable operating profit[1]	932.8	771.3	21%	17%
Profit before tax and special items[2]	872.9	659.5	32%	28%
Profit after tax before special items	585.7	430.1	36%	32%
Profit after tax and special items	433.7	362.6	20%	
Profit from discontinued operations, before special items	27.7	217.0		
Profit for the year, before special items	613.4	647.1		
Special items after tax	677.9	817.3		
Profit for the year	1,291.3	1,464.4	(12)%	
Earnings per share (continuing operations, before special items) (US cents)	37.8	25.5	48%	
Earnings per share (US cents)	83.4	86.7	(4)%	
Cash flow from operations	875.5	939.6		
Net capital expenditure on property, plant and equipment	539.1	608.3		
Free cash flow[3]	490.2	559.7		
Net debt	1,996.9	1,690.1		
Gearing (net debt/net debt + equity)	58.4%	36.4%		
Interest cover	22.9x	13.9x		

Notes:

[1] Comparable operating profit is profit before special items, finance costs and tax.

[2] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software).

[3] Free cash flow is cash flow generated after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.

To show underlying performance, constant currency comparisons are used throughout this Report Constant currency relative performance is calculated by translating both current period and comparable period results into US$ at the actual monthly exchange rates applicable for the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.

Sales (continuing operations)



3,869
3,522
3,275
2,893
2,436
16%
84%
16%
84%
16%
84%
16%
84%
17%
83%
US$ millions
Recall
CHEP
2003
2004
2005
2006
2007

Sales by region (continuing operations)



3,869
3,522
3,275
2,893
2,436
3%
9%
41%
47%
3%
10%
42%
45%
3%
11%
42%
44%
3%
11%
40%
46%
3%
12%
40%
45%
US$ millions
Rest of World
Australia/NZ
Europe
Americas
2003
2004
2005
2006
2007

Sales UP **10%**

Comparable operating profit[1,2] (continuing operations)



964
801
619
472
395
20%
80%
16%
84%
14%
86%
12%
88%
12%
88%
US$ millions
Recall
CHEP
2003
2004
2005
2006
2007

Comparable operating profit by region[1,2] (continuing operations)



964
801
619
472
395
5%
14%
40%
41%
6%
17%
40%
37%
6%
16%
39%
39%
6%
13%
36%
45%
4%
14%
34%
48%
US$ millions
Rest of World
Australia/NZ
Europe
Americas
2003
2004
2005
2006
2007

Comparable operating profit UP **20%**

Cash flow from operations[1-3] (continuing operations)



867
752
698
475
220
26%
74%
13%
87%
13%
87%
11%
89%
10%
90%
US$ millions
Recall
CHEP
2003
2004
2005
2006
2007

Cash flow from operations UP **15%**

Earnings per share[1] (continuing operations, before special items)



37.8
25.5
18.3
12.8
9.5
US cents
2003
2004
2005
2006
2007

Earnings per share UP **48%**

Notes:

1 Years 2003-2004 are under UK GAAP and exclude goodwill amortisation. 2005-2007 are under AIFRS.

2 Excludes unallocated Brambles Headquarters costs.

3 Years 2003-2004 include the cash flow effect of exceptional items.



Brambles again delivered strong financial results in the 2007 financial year, while also successfully completing its divestment program and Unification. David Turner has retired after four extremely successful years as Chief Executive Officer and the company has a bright future under the new Chief Executive Officer, Mike Ihlein.



Don Argus AO
Chairman

CHAIRMAN'S REVIEW

The Board is very pleased that the strategy announced in late 2005 has been implemented successfully and believes Brambles' future continues to look positive.

Brambles again generated strong cash flow during the 2007 financial year and capital management was a major focus. Since March 2006, Brambles has utilised US$3.4 billion in various capital initiatives:

Pre-Unification buy-backs	US$0.6 billion
Special dividend[1]	US$0.3 billion
Cash alternative[2]	US$1.0 billion
Post-Unification buy-backs	US$1.5 billion
Total	**US$3.4 billion**

[1] excludes 13.5 Australian cents paid in lieu of 2007 interim dividend

[2] undertaken as part of Unification

The on-market share buy-back program that began on 4 December 2006 resulted in the maximum number of shares (142 million) being bought back at an average price of A$13.32 and a total cost of US$1.5 billion. As a consequence of the various capital initiatives listed above, Brambles has a more appropriately structured balance sheet. Net debt at 30 June 2007 was US$2 billion, up from US$0.9 billion at 31 December 2006 and consistent with a solid investment grade credit.

We expect our strong cash generation to continue in 2008 and the Board will seek shareholder approval at the Annual General Meeting in Brisbane on 16 November 2007 to refresh its on-market share buy-back authorisation. This will allow up to a further 10% of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise.

The Board will also maintain its progressive dividend policy – that is, to maintain or grow dividends per share, subject to the financial performance of Brambles and the cash requirements of delivering future growth.

The Board was pleased to declare a final dividend for the 2007 financial year of 17.0 Australian cents, a 26% increase over last year's final dividend of 13.5 Australian cents.

The 2007 final dividend will be franked to 20%. As advised previously, the franking capacity for dividends to Australian shareholders has reduced following Unification and the divestment program.

Last year, a special dividend of 34.5 Australian cents was paid, which included 13.5 Australian cents in lieu of the 2007 interim dividend. The 2007 interim dividend, which would normally be paid in April 2007, was brought forward because Brambles Limited (the new holding company after the completion of Unification) is only permitted to declare dividends out of profits generated by it subsequent to Unification.

If the 13.5 Australian cents dividend paid in lieu of the 2007 interim dividend is taken into account, the effective dividend payments of 30.5 Australian cents per share represent an increase of 22% over 2006. The strong lift in the dividend is a reflection of the Board's continued confidence in the quality and profitable growth prospects of CHEP and Recall.

After payment of the increased dividend, Brambles is again expected to generate solid free cash flow in 2008. Generating free cash flow while growing our business and paying higher dividends is a great outcome for shareholders and Brambles is committed to delivering the appropriate balance of investment for growth and capital management initiatives.

Completion of Divestment Program and Unification

As most shareholders will know, the Board decided in late 2005 that Brambles should focus on CHEP and Recall and divest its other businesses: Cleanaway, Brambles Industrial Services and the Regional Businesses.

These businesses were subsequently sold for US$3.6 billion, significantly more than initial estimates. While the program was largely completed before the publication of last year's Annual Report, two transactions were completed in the year covered by this Annual Report:

- the sale of Cleanaway UK to a subsidiary of Veolia Environment S.A. was completed on 27 September 2006; and
- the sale of Cleanaway Asia's recovered paper business and landfill gas-to-energy business in China and Taiwan to Veolia Environmental Service China was completed on 16 February 2007.

The strategic reorganisation also involved the Unification of Brambles' dual-listed companies structure. Unification was completed successfully on 4 December 2006 after:

- shareholders of Brambles Industries plc (BIP) approved the relevant resolutions at a meeting in London on 1 November 2006;
- shareholders of Brambles Industries Limited (BIL) approved the relevant resolutions at a meeting in Melbourne on 9 November 2006;
- the Foreign Investment Review Board approved Unification on 9 November 2006; and
- the Federal Court of Australia approved a scheme of arrangement between BIL and its shareholders and the High Court of Justice of England and Wales approved a scheme of arrangement between BIP and its shareholders on 24 November 2006.

I would again like to congratulate David Turner, Mike Ihlein, the management team and employees across Brambles for their contribution to the successful completion of the divestment program and Unification.

Retirement of David Turner

In February 2007, Brambles announced that David Turner would retire as Chief Executive Officer on 30 June 2007. David joined Brambles as Chief Financial Officer in August 2001 and was appointed Chief Executive Officer in October 2003.

I believe all shareholders will agree that David made an outstanding contribution to Brambles during a period of substantial change. His leadership was crucial to the success of the restructuring of Brambles and he has therefore played a key role in laying firm foundations for Brambles' future success.

David will remain on the Brambles Board as a Non-executive Director until the end of this year's Annual General Meeting to facilitate an orderly handover to Mike Ihlein.

On behalf of all shareholders, I would like to thank David for his excellent performance as Chief Executive Officer and wish him all the best for the future.

Following a global search, which included the review of internal and external candidates, Mike Ihlein was appointed Chief Executive Officer of Brambles with effect from 1 July 2007.

Mike joined Brambles as Chief Financial Officer in March 2004 and his drive and determination were key factors in the successful restructuring of Brambles. His strong commercial and financial acumen and his solid understanding of Brambles' operations mean he is uniquely positioned to lead Brambles in the years ahead.

Board Renewal and Corporate Governance

As foreshadowed in last year's Annual Report, three Non-executive Directors retired with effect from 31 December 2006 – Roy Brown, Mark Burrows and Sir David Lees. On 1 January 2007, Dave Mezzanotte – Chief Operating Officer of CHEP – was appointed an Executive Director of Brambles. Brambles has announced that Dave will leave Brambles by June 2008 but will continue to work closely with Mike Ihlein and contribute to the Board in the meantime.

As a result of these retirements, there were various changes to the three standing committees of Brambles' Board of Directors. The membership of these committees is now as follows:

- **Audit Committee:** Stephen Johns (Chairman), David Gosnell, Carolyn Kay and Graham Kraehe AO.
- **Remuneration Committee:** Luke Mayhew (Chairman), Don Argus AO, Tony Froggatt, Hans-Olaf Henkel and Jac Nasser AO.
- **Nominations Committee:** Don Argus AO (Chairman), Jac Nasser AO, Stephen Johns and Graham Kraehe AO.

As mentioned above, David Turner will remain on the Board until the end of the Annual General Meeting in Brisbane on 16 November 2007. Hans-Olaf Henkel will also retire as a Director at that Annual General Meeting.

The process of Board renewal at Brambles, which is an important part of the corporate governance process, is therefore continuing. A collective review of the Board as a whole, and of its various committees, is undertaken annually and individual Non-executive Director reviews are undertaken every two years or when Directors offer themselves for re-election. Newly appointed Directors receive appropriate induction and training, specifically tailored to their needs. This includes, as appropriate, visits to operating sites, meetings with major shareholders and presentations on Brambles' businesses and functions by its business unit leaders and functional heads.

The Corporate Governance Report on page 48 of this Annual Report outlines the key components of Brambles' governance framework. The Board believes that, during the 2007 financial year, Brambles has met or exceeded in all material respects the requirements under the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations. The Board is, however, conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments on an ongoing basis.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) remains a critical element in the concept of corporate governance and it is fundamental to the way Brambles does business around the world. We are proud that Brambles is recognised for its current CSR performance – for example our inclusion in the Dow Jones Sustainability Index and the FTSE4Good Index – but we also know that this area is evolving continuously and we are committed to improving our performance.

Brambles' CSR policies are integrated into the organisation's culture, communicated to all employees and available on the Brambles website for all stakeholders. The Corporate Social Responsibility Report on pages 32 to 43 of this Annual Report provides more details of our performance in this area.

Brambles is committed to working safely and applying industry best practice to the health, safety and wellbeing of employees, customers, contractors, suppliers and the communities in which we operate. Our aim is to achieve Zero Harm, which means zero injuries and zero environmental damage.

I am pleased to say that Brambles continued to improve its safety performance during the year. Detailed information is provided on page 40 of the Corporate Social Responsibility Report.

It is with profound regret, however, that I report that in July 2006 a Recall North America van was involved in an accident with another vehicle in which the driver of the other vehicle later died in hospital. On behalf of Brambles, I extend my sincere condolences to the family and friends of the deceased. As part of our ongoing review of vehicle usage at Brambles, both CHEP and Recall have enhanced their safe driving initiatives to improve safe driving and reduce accidents.

Brambles provides financial and other forms of support to a broad range of charitable and community organisations around the world. The Brambles Community Reach program provided US$500,000 in grants during the year to help our people to support causes that benefit health, the environment or safety. The grants included a donation to the chemotherapy unit of a hospital in the United Kingdom, the installation of a hydro bath for a former CHEP employee who is now a quadriplegic (following an accident in a social soccer game) and the purchase of equipment for emergency services organisations in Australia. Community Reach also continued to support the Prostate Cancer Foundation of Australia, the Sydney Breast Cancer Foundation and Clean Up The World, an organisation that mobilises 35 million people in over 100 countries each year "to clean up, fix up and conserve the environment".

Outlook

Brambles is again expected to show strong profit growth in 2008. All regions in CHEP and Recall are expected to deliver another year of higher sales and strong profit growth. We are in an excellent position to accelerate profitable growth in the medium to long term.

CHEP Americas is expected to continue the trend in recent years of strong profit growth and solid improvement in sales. Winning new customers in the Fast Moving Consumer Goods segment, as well as growth with existing customers, will drive sales growth in 2008. There will be a focus on ongoing operational efficiencies in transportation and plant costs coupled with increased capital efficiency.

CHEP Europe is expected to finish 2008 with stronger sales and to deliver profitability improvements as further transportation and plant cost savings are realised. Additional resources will be put in place to enhance our asset control and further improve capital efficiency.

CHEP Rest of World is expected to achieve another year of good sales and profit growth, after excluding the start-up costs in China. Capital expenditure in China is expected to remain modest in 2008 and will be closely linked to new business.

Recent customer wins are expected to underpin a strong performance in 2008 by Recall in both sales and profit growth. The momentum in customer acquisitions is expected to continue and the application of a strong metric driven culture within Recall will deliver operational efficiencies.

The outlook for Brambles is very positive and 2008 should be another year of strong cash generation and profit performance.

The Board is confident of the positive outlook for our business notwithstanding recent events in global capital markets, particularly given the strength of CHEP's business model and the breadth and quality of our customer base.

Looking further ahead, our balance sheet, the talent in our organisation and our global footprint provide excellent foundations for Brambles to maximise the opportunities we have identified to accelerate growth in CHEP and Recall.

The sharing of best practice across CHEP and Recall, together with the new organisational structure announced on 2 August 2007, will deliver synergies, further operational efficiencies and provide a springboard for future growth.

We recognise the importance of delivering sustainable, double digit revenue growth over the medium to long term. This will ensure we deliver excellent returns for our shareholders.



Don Argus AO
Chairman



Brambles reported excellent results for the 2007 financial year, including increased profitability and strong cash generation. This performance has further strengthened Brambles' foundations and the company is now well positioned to accelerate profitable growth.



David Turner
Chief Executive Officer
(until 30 June 2007)

Mike Ihlein
Chief Executive Officer
(from 1 July 2007)

CHIEF EXECUTIVE OFFICER'S REPORT

Strong Foundations

I am delighted that Brambles performed so strongly in the year ending 30 June 2007, my final year as Chief Executive Officer. The highlights of the financial performance of our continuing operations, CHEP and Recall, were:

- Sales increasing by 6% to US$3.9 billion;
- Comparable operating profit increasing by 17% to US$932.8 million; and
- Brambles Value Added (BVA) increasing by US$121 million to US$471 million.

Overall, CHEP performed strongly with sales and profit growth in all regions. Comparable operating profit increased by 17% to US$845.2 million.

CHEP Americas had an excellent year with very strong profit growth of 28%, driven by sales growth and further operational efficiencies. CHEP Europe's operating profit grew by 6% and CHEP Rest of World delivered another good result with an underlying profit improvement of 11%, 16% excluding the impact of start-up costs in China.

Recall's sales growth was 11%. Comparable operating profit, including the contribution from AUSDOC, was US$118.5 million, an increase of 16%. Recent customer wins in North America will lead to improved revenue and profitability over the next few years.

Further details are provided in the CHEP section of this Annual Report on pages 20 to 23 and the Recall section on pages 24 to 27.

Strong cash flow generation continued to be a feature of Brambles' financial performance. Cash flow from continuing operations was strong at US$838.3 million, up from US$762.6 million last year, with higher profits exceeding the increase in capital expenditure to support growth. The increase of US$75.7 million builds on several years of continuous improvement.

Across Brambles, the commitment to BVA – a performance metric that ensures each business incorporates the true cost of capital in decision-making – was again a significant and positive factor. Brambles remains committed to driving continuous improvement and lifting customer service and satisfaction through BVA and our other business improvement programs, including Six Sigma and Lean Manufacturing.

When I was appointed Chief Executive Officer of Brambles in October 2003, I said that my new role was a great privilege and that I was committed to restoring our credibility and growth for the benefit of our customers, our shareholders and our people.

Four years later, I believe we have achieved those goals through countless hours of hard work – and some undeniably hard decisions. I am proud to have seen the Brambles team deliver excellence in so many areas – not just our financial performance, but also a substantial improvement in our safety performance and our continued contribution to the communities in which we operate.

I say "we" very deliberately. I would like to thank all of the people who have contributed to Brambles' significant recovery over the past four years – including many who have left the group. As I have said before, it is the excellence of our people that is the key to driving our performance.

Two members of the Brambles Executive Committee, Tom Brown (Senior Vice President – Human Resources) and Paul Martinez (Senior Vice President – Information Technology and Strategy) left Brambles in May 2007 as a result of the restructuring of Brambles. Al Trujillo decided to leave Brambles in April 2007 after 11 years with the group, including the past five years as President and Chief Operating Officer of Recall. Al worked with great energy and enthusiasm to grow Recall and position it for further profitable growth. I would like to thank Al, Tom and Paul for their significant contributions to Brambles and wish them well for the future.

I feel fortunate and proud to have been Chief Executive Officer of Brambles during a significant period in our history. The turnaround and reorganisation of the company has been a complex and fascinating journey that has, importantly, created value for shareholders. With Mike Ihlein as Chief Executive Officer, Brambles is certainly in excellent hands and I believe its customers, shareholders and people can look forward to an exciting future.

David J Turner

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined on in the Glossary on page 165.

CHIEF EXECUTIVE OFFICER'S REPORT (continued)

Accelerating Growth

It is a great honour to have been appointed Chief Executive Officer of Brambles and I am very optimistic about our future.

Over the past five years, Brambles has undergone a massive transformation and we have made substantial improvements to our businesses. We have established strong foundations on which to build our future – highly valuable service offerings for our customers, a substantial and expanding customer base in existing and new markets, people with proven expertise and a strong balance sheet.

We are in an excellent position to accelerate profitable growth and we recognise the importance of delivering sustainable, double digit revenue growth over the medium to long term. This will ensure we deliver excellent returns for our shareholders.

I see our growth opportunities in four categories:

- **Organic:** existing segments or customers in existing geographies;
- **Organic "Plus":** new segments in existing geographies;
- **Core Expansion:** existing or new segments in new geographies; and
- **New Business Expansion:** acquisition of related superior supply chain solutions businesses.

CHEP is the global leader in pallet and container pooling, yet there are still huge opportunities to accelerate growth in this business.

There are Organic and Organic "Plus" opportunities in market segments where we currently have a very small presence. In the USA, for example, these include beverages, home improvement, food service and office supplies.

CHEP Europe will continue to pursue Organic growth but there are also substantial expansion opportunities. We will increase the size of our team in Germany, where we currently have a very small percentage penetration, and also the resources available to this team. We will also increase our focus on the growing economies of Central and Eastern Europe, particularly Poland, Hungary, Czech Republic and Slovakia.

There are also Organic growth opportunities for CHEP in Latin America, South Africa and the Asia-Pacific region while we will continue to expand our business in other geographies such as China.

While our primary focus is on Organic growth, we also stand ready to capitalise on appropriate – and compelling – acquisition opportunities for CHEP. We will devote resources to identify and evaluate such opportunities.

For Recall, there are significant opportunities both to grow revenues at a faster rate and to improve overall financial performance. The unvended market opportunities are extensive and I am confident that the investment in systems, processes and people will deliver improved performance.

The substantial changes to Brambles' composition over the past two years mean that a number of organisational changes are being implemented. CHEP's operations, for example, will be managed as three groups:

- **CHEP Americas**, covering USA, Canada and Latin America;
- **CHEP EMEA**, covering Europe, Middle East and Africa; and
- **CHEP Asia-Pacific**, covering Australia, New Zealand, South East Asia and China.

Each group will be led by a Group President who will report to me and be a member of the new Brambles Executive Leadership Team. Each Group President will have full operational responsibility for his or her countries, supported by appropriate functional resources.

Dave Mezzanotte, Chief Operating Officer of CHEP, will work closely with me to implement a smooth and effective transition to the new CHEP management structure. Dave will leave Brambles by 30 June 2008 and I would like to thank him for providing outstanding leadership at CHEP over the past few years. He has led a step change improvement in the CHEP business and laid strong foundations upon which Brambles can build its future.

In addition to the changes to the CHEP management structure, Brambles Global Headquarters will take an active leadership role in key areas including strategy and analysis, deployment of resources, customer interaction, information systems, talent management and development, succession planning and sustainability (including Zero Harm).

These changes will ensure that Brambles operates as a truly integrated global company. There will be greater collaboration and better communication, resulting in faster and more focused strategic decision-making and more co-ordinated and consistent allocation of resources. At the same time, we will maintain our culture of continuous improvement and our passion for success.

As a result, we will be able to accelerate sustainable, profitable growth in revenue and earnings per share while generating excellent returns on capital.

Mike Ihlein

EXECUTIVE LEADERSHIP TEAM



Dave Mezzanotte
Chief Operating Officer, CHEP

Joined Brambles in 2001 as Senior Vice President, Sales with CHEP USA, and was appointed to his current role in September 2005. Prior to this, he was President, CHEP Americas; President, CHEP USA; and President of CHEP's Container Business. Before joining CHEP, Mr Mezzanotte held senior positions with Honeywell, Allied Signal and DuPont. He holds a Bachelor, Masters and PhD in Metallurgical Engineering and Material Science from the University of Notre Dame. Appointed an Executive Director of Brambles Limited in January 2007. Age 52.

Elton Potts
President and Chief Operating Officer, Recall

Joined Brambles in 2002 as Vice President, Controller for CHEP USA. That same year he was appointed Vice President, Asset Management for CHEP USA, and later became Senior Vice President, Asset Management for CHEP USA in 2003. In December 2006 he was appointed Chief Operating Officer of Recall and then appointed President and Chief Operating Officer of Recall in April 2007. Before joining Brambles, Mr Potts held various operations and finance roles with Owens-Corning and Newell Rubbermaid. He holds a degree in Financial Management from Clemson University and an MBA from Capital University. Age 43.

Craig van der Laan
Senior Vice President - Legal and Mergers & Acquisitions

Joined Brambles in 2001. Prior to joining Brambles, was a General Counsel to, and Company Secretary of, the Westfield Group. Previously Corporate Solicitor for Australian National Industries and a solicitor with Mallesons Stephen Jaques. He holds degrees in Law (LLB (Hons)) and Arts (BA) from the University of Sydney and is a Solicitor of the Supreme Court of New South Wales. Age 42.

Mike Ihlein
Chief Executive Officer

Joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil, Poland (1995–97) and had previously held a number of senior business development and treasury roles within that company. He has been a Director of Brambles since March 2004 and he is also a director of Financial Executives International of Australia, an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of Financial Services Institute of Australasia (Finsia). He holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. Age 52.



The reliability of the CHEP pooled pallet offering is crucial for customers like Coca-Cola Amatil. At this world class automated facility in Victoria, Australia over 36,000 pallets can be stored and over 5,000 pallets can be processed every day.

CHEP

CHEP is the global leader in pallet and container pooling services, its 7,700 people supporting more than 300,000 customer locations in 44 countries. CHEP issues, collects, repairs and re-issues about 285 million pallets and containers from its global network of over 450 service centres to assist manufacturers, distributors and retailers to transport their products safely and efficiently.

Sales by service



3,218
2,956
2,763
2,440
2,048
4%
4%
6%
86%
3%
4%
6%
87%
3%
5%
6%
86%
2%
5%
6%
87%
2%
5%
5%
88%
Other
Automotive
RPC
Pallets
US$ millions
2003
2004
2005
2006
2007

Sales by region



3,218
2,956
2,763
2,440
2,048
10%
43%
47%
12%
44%
44%
13%
44%
43%
13%
42%
45%
13%
43%
44%
Rest of World
Europe
Americas
US$ millions
2003
2004
2005
2006
2007



Sales
UP 9%

Strong Foundations

CHEP delivered its fourth consecutive year of solid profit growth and the highlights of this year's financial performance were:

- Sales increasing by 5% to US$3.2 billion (9% at actual exchange rates);
- Comparable operating profit[1] increasing by 17% to US$845.2 million (20% at actual exchange rates); and
- Cash flow from operations increasing by US$108.2 million to US$780.4 million.

CHEP Americas delivered another excellent result, reflecting higher volumes and lower plant costs. Sales rose 7% to US$1,429.7 million despite a subdued retailing environment in the grocery sector in the USA for most of the 2007 financial year. A significant driver of growth in the USA was the continued success in winning new contracts. Both Canada and Latin America also performed well with comparable operating profit growing strongly, driven by solid volume gains.

CHEP Americas' comparable operating profit increased by 28% to US$416.9 million and has grown at a compound annual growth rate of 48% in the three years since 2004. Over the same period, profit margin has more than doubled, rising from 12% to 29%. A significant proportion of this improvement has been derived from lower transport and service centre costs.

In CHEP Europe, sales rose 2% to US$1,372.8 million. The implementation of activity-based pricing, which aligns pricing more appropriately with the way customers use CHEP pallets, has been completed and the emphasis is now on delivering profitable growth. Comparable operating profit increased by 6% to US$300.6 million.

High lumber prices across Europe remained a feature of the competitive landscape. While adding US$5 million to repair costs, the increased lumber costs are highlighting for our customers the advantages of CHEP's pallet pooling model compared to the "white wood" alternative. CHEP won new business in all major European markets during the year.

CHEP Rest of World continued to deliver solid sales and profit growth and generate excellent returns on capital invested. Sales increased by 9% to US$415.9 million and comparable operating profit rose by 11% to US$127.7 million. The improvement in comparable operating profit was 16% if US$7.0 million of start-up costs in China are excluded. The expansion into China is progressing well with CHEP China signing contracts with five customers as at the end of June 2007, including certain bottlers of Coca-Cola and Pepsi.

CHEP is exploring many other opportunities in China, including for its automotive crate business. This is a potentially attractive market, given the significant number of new production facilities which will open in China over the next few years.

CHEP continues to benefit from sharing knowledge and expertise across the business. This includes its nine global councils that bring together CHEP leaders from around the world to identify and leverage best practices, align policies and procedures and share resources for the maximum benefit of CHEP and its customers.

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined in the Glossary on page 165.

[1] A reconciliation to statutory operating profit of US$845.2 million (2006: US$703.8 million) is shown on page 106.

The Perfect Plant program also draws upon operational expertise across CHEP, as well as Six Sigma and Lean Manufacturing methodologies, to develop world-class service centres that achieve operational excellence in cost, pallet quality, on-time delivery, plant stock and Zero Harm (safety and the environment).

The Perfect Plant program is projected to deliver productivity savings of US$100 million per annum over five years, having commenced in 2006.

A total of 16 new Perfect Plants opened in the 12 months to 30 June 2007 and new equipment has been installed at nine customer sites. A total of 27 Perfect Plants have been commissioned over the past two years.

The most advanced Perfect Plant, in Erskine Park in western Sydney, uses robotics technology for pallet repair. Erskine Park is now the benchmark for the next generation of Perfect Plants.

CHEP is also expanding its implementation of Total Pallet Management (TPM) which involves CHEP managing pallet flows at customer sites. TPM benefits both the customer and CHEP, increasing the efficiency of pallet usage and reducing transportation costs. It therefore drives both cost savings and customer satisfaction. TPM was initially piloted in the USA and has been adapted to suit the business conditions in Canada, Mexico, South Africa and Europe. In the USA, the number of TPM arrangements at distributor locations increased by 12 to a total of 125 sites during 2007. Forty per cent of all pallet issues in the USA are now processed at TPM sites. CHEP USA is now extending TPM arrangements to manufacturer customers and equipment has been installed at seven sites. Additional TPM sites will be established in 2008 and these are expected to result in additional cost savings for CHEP and its customers.

Accelerating Growth

CHEP is the global leader in pallet and container pooling, and the business has performed extremely well in recent years, however there are still huge opportunities to accelerate growth across the business.

To achieve accelerated growth, CHEP will:

- continuously improve customer satisfaction, because "all things begin with the customer";
- maximise new volume opportunities;
- continue to review and optimise its "cost-to-serve" model;
- use business improvement tools such as Six Sigma and Lean Manufacturing to drive productivity improvements and cost reductions;
- be willing to take appropriate risks in new and emerging markets; and
- where appropriate, pursue acquisition opportunities in related businesses.

The Erskine Park Perfect Plant, located in western Sydney, is the new benchmark for CHEP technology globally. It is the first CHEP service centre to use robotics to repair pallets automatically.


STRONGARM Vertica

A major factor in achieving accelerated growth is the strength of the CHEP business model. It delivers substantial benefits to customers and others in the supply chain, including:

- consistent, high quality pallets;
- lower supply chain costs;
- reduced product damage;
- faster loading and unloading;
- lower transport costs;
- lower disposal costs;
- total pallet management; and
- environmental sustainability.

Furthermore, CHEP's pallet pooling solution costs US$1.50 to US$2 less on average per pallet movement through the fast moving consumer goods (FMCG) supply chain when compared with the "white wood" alternative.

There are growth opportunities for CHEP in all regions – Americas; Europe, Middle-East and Africa; and Asia-Pacific.

In the USA, the total pallet market is estimated to be worth about US$10 billion in annual revenue terms. CHEP USA's revenue today is over US$1 billion. While a sizeable portion of this opportunity is not addressable for CHEP – because it is not suitable for pallet pooling or because it consists of odd-size pallets – there is still substantial room for CHEP USA to grow.

In the core FMCG segment, CHEP USA is estimated to support only around 40% of pallet movements. There are also significant opportunities in other segments, such as beverages, home improvement and food service, in which CHEP USA only has a penetration of about 20%.

In Europe, CHEP's penetration in the grocery segment for 1208 and 1210 pallets (the relevant pallet sizes in Continental Europe and the UK) is estimated at around 30%. The total opportunity, including CHEP's current volume, is about 700 million annual pallet movements or the equivalent of US$3 billion.

A major opportunity is Germany, where there are estimated to be 130 million annual pallet movements in the "white wood" exchange pool that uses the 1208 pallet. CHEP has only a very small share of this segment and so the size of the Germany team, and the resources available to it, will be increased to capitalise on this opportunity.

There will also be a greater focus on the growing economies of Central and Eastern Europe, particularly Poland, Hungary, Czech Republic and Slovakia. These countries now support roughly 130 million pallet movements annually, a similar size opportunity for CHEP as that in Germany.

CHEP will continue to seek core expansion opportunities in new geographies, as it has in China, and stands ready to seize appropriate acquisition opportunities. CHEP's primary focus will continue to be on organic growth, but compelling acquisition opportunities will be examined thoroughly.

Reusable Plastic Containers provide safe and efficient transport of fruit and vegetables from the farm to the store.
They are durable, display-ready, ventilated and involve minimal handling of the produce as it is shipped through the supply chain.




recall
ISUZU

Recall's largest service line is Document Management Solutions which provides secure indexing, storage, image capture and retrieval of information belonging to small and large companies, around the world.

recall™
Your Information. Securely Managed.

Recall is a global leader in the management of information throughout its life cycle. Recall operates nearly 300 facilities in 22 countries, providing secure storage, retrieval and destruction of digital and physical documents. Over 4,500 Recall team members service almost 80,000 customers worldwide.

Sales by service


650
566
512
453
388
14%
29%
57%
12%
28%
60%
12%
26%
62%
11%
24%
65%
11%
23%
66%
Data Protection Services
Secure Destruction Services
Document Management Solutions
US$ millions
2003
2004
2005
2006
2007

Sales by region


650
566
512
453
388
2%
17%
26%
55%
2%
18%
28%
52%
2%
18%
30%
50%
3%
22%
26%
49%
3%
24%
26%
47%
Rest of World
Australia/NZ
Europe
Americas
US$ millions
2003
2004
2005
2006
2007

Sales UP **15%**

Strong Foundations

Recall is now delivering much improved growth rates and the highlights of this year's financial performance were:

- Sales increasing by 11% to US$650.4 million (15% at actual exchange rates) including organic sales growth of 8%;
- Comparable operating profit[1] increasing by 16% to US$118.5 million (22% at actual exchange rates); and
- Cash flow from operations increasing by US$6.5 million to US$86.4 million.

A feature of this year's improved result was the first full year contribution from AUSDOC, an Australia-based information business, acquired in December 2005.

Recall offers businesses worldwide three lines of service:

- Document Management Solutions (DMS) – secure indexing, storage, image capture and retrieval of physical and digital documents;
- Secure Destruction Services (SDS) – confidential destruction of sensitive documents, other media and items of high intrinsic value; and
- Data Protection Services (DPS) – secure off-site storage, rotation, protection and recovery of computer back-up data.

These multiple service lines offer customers one-stop, end-to-end, information management solutions. Recall's market size and financial strength give customers security and reliability on a local, regional, national and global level.

Recall North America invested in sales resources and as a result has started to see a significant increase in new business wins. 2007 was a record year for new business as Recall leveraged its operational infrastructure and further penetrated the small to medium enterprise markets. Two significant contracts, with Chevron and Bank of America, were also signed during the year. Chevron outsourced its US document management inventory to Recall and this was implemented fully in the final stages of the year. Bank of America has engaged Recall for both document management and secure destruction.

A key to Recall North America's success in winning customers has been the application of innovative radio-frequency identification (RFID) technology to its carton tracking system. This new service feature marks a step change in security and efficiency of document management.

Recall's use of RFID increases the accuracy, efficiency and speed of inventory audits as it allows for detection of individual cartons located up to three rows deep. Standard barcoding, in comparison, requires manual search and identification.

RFID has been very well received in North America and Recall is in the early stages of testing the technology in other regions where it is expected to be equally successful.

Recall is the industry leader in employing RFID technology for the management of customer documents and is leveraging the application to achieve its commitment to Perfect Order – that is, delivering a customer's order on time, completely and in accordance with Recall's global Standard Operating Procedures.

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined in the Glossary on page 165.

[1] A reconciliation to statutory operating profit of US$86.5 million (2006: US$72.8 million) is shown on page 106.

Recall North America also had a strong SDS result achieved in a favourable paper price environment in which US$6 million was generated from higher paper prices in the USA.

Recall Europe delivered a modest improvement in profitability in a competitive UK environment and substantially enhanced its French business over the past year. It is well positioned to leverage Recall's proprietary RFID technology and has recently won several new contracts as this service offering is rolled out to customers starting in the UK.

In December 2006, Recall divided its Australasian operations into two regions. The first region is Australia and New Zealand and the second region covers the other seven countries in which Recall has Asian operations – Singapore, India, Malaysia, Indonesia, Hong Kong, Thailand and Taiwan.

The new 24-metre high mega-centre at Greystanes in Sydney is now fully operational and held 2.9 million cartons at 30 June 2007. It is the largest single investment in an information centre made by Recall anywhere in the world. After development of a third stage, this information centre will have a capacity of 6.5 million cartons. The construction of the Greystanes facility is resulting in the rationalisation of seven existing information centres and this increased efficiency will ensure Recall remains competitive in the Australian market. Following industry consolidation within the Australian document management market, Recall is well placed – in terms of cost structure and the security of customer information – to continue to deliver strong levels of profitability.

Accelerating Growth

Elton Potts became President and Chief Operating Officer of Recall in April 2007. He was formerly Chief Operating Officer of Recall and, before that, Senior Vice President, Asset Management for CHEP USA. In addition, Recall appointed a new Chief Information Officer and a new Chief Financial Officer during the year and also created two new senior management roles – Global Vice President, Sales and Marketing and Vice President, Business Improvement.

The entire senior management team, including new and existing members, has moved quickly to implement a number of global initiatives focused on consistency and efficiency of operational processes. This includes a CARTONS model that is based on the ABC metrics used by CHEP. It will ensure that Recall applies a consistent set of metrics across the business to drive improved performance. The new CARTONS model has been developed and is in the process of being implemented around the world.

Recall offers customers a mobile, on-site shredding service that is fast, convenient and secure.



recall
Your Information Securely Managed.
recall
Your Information. Securely Managed.
recall
Bank of America
Secure Destruction Services

There are significant growth opportunities for Recall as an estimated two thirds of document management is not currently outsourced to providers like Recall. Many small to medium sized companies in most of the countries in which Recall operates could benefit from outsourcing their document management requirements.

Recall's strategy is to leverage off its existing geographic footprint, increase customer density and deliver operational efficiencies.

This will allow Recall both to grow revenues at a faster rate and to improve its overall financial performance.

There are Organic growth opportunities for Recall in all its major geographies – North America, Europe and Rest of World.

In many countries around the world, identity and intellectual property theft are increasing the requirement for sound information management procedures and controls. In addition, far from leading to the "paperless office", digital technology is creating more information for storage and management – both physical and digital.

In the USA, onerous regulation such as "Sarbanes-Oxley" is underpinning future growth because it increases the need for secure information management solutions.

More broadly, the unvended market opportunities for Recall are extensive. "Unvended" is the industry term for information management processes that are not currently outsourced to companies like Recall. It is estimated that Recall currently has only 5% of a global opportunity valued at US$12 billion.

As for expansion into new geographies, any new investment will be in lower risk countries where the growth opportunity – from the perspective of both size and pace – is greatest.

Recall supports customers' disaster recovery efforts by securely storing, protecting and recovering critical information in a variety of formats.



BOARD OF DIRECTORS

"The outlook for Brambles is very positive and 2008 should be another year of strong cash generation and profit performance."

— Don Argus AO



Don Argus AO
Non-executive Chairman



David Turner
Non-executive Director

Dave Mezzanotte
Executive Director and
Chief Operating Officer CHEP



Stephen Johns
Non-executive Director



Luke Mayhew
Non-executive Director

Hans-Olaf Henkel
Non-executive Director



David Gosnell
Non-executive Director

Jacques (Jac) Nasser AO
Non-executive Director



Carolyn Kay
Non-executive Director

Graham Kraehe AO
Non-executive Director



Tony Froggatt
Non-executive Director

"I am very optimistic about the future for Brambles. We have delivered exceptional performance over the past few years and have built strong foundations that place us in an excellent position to accelerate growth."

— Mike Ihlein



Mike Ihlein
Executive Director and
Chief Executive Officer

BOARD OF DIRECTORS (continued)

Don Argus AO
Non-executive Chairman

Chairman of the Nominations Committee and member of the Remuneration Committee.

Chairman of Brambles since the formation of the DLC in August 2001. Before that, he had been a Director of BIL since May 1999 and Chairman of that company since September 1999. He has more than 40 years' experience in banking, including nine years as Managing Director and Chief Executive Officer of National Australia Bank Limited. Mr Argus is Chairman of BHP Billiton Limited and BHP Billiton plc, and is a director of Australian Foundation Investment Company Limited. He is a member of the International Advisory Council of Allianz Aktiengesellschaft and a member of the International Advisory Committee to the NYSE Board of Directors. He is a Senior Fellow of Financial Services Institute of Australasia (Finsia) and a Fellow of CPA Australia. He is an Alumni of the Harvard University Advanced Management Programme, and has honorary degrees from Monash University (Doctor of Laws) and Griffith University (Doctor of the University). He was appointed an Officer of the Order of Australia in 1998. In 2003, Mr Argus was awarded the Australian Centenary Medal for services to Australian society through business. Age 69.

Mike Ihlein
Executive Director and Chief Executive Officer

Chairman of the Executive Leadership Team.

Joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil, Poland (1995–97) and had previously held a number of senior business development and treasury roles within that company. He has been a Director of Brambles since March 2004 and he is also a director of Financial Executives International of Australia, an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of Financial Services Institute of Australasia (Finsia). He holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. Age 52.

Tony Froggatt
Non-executive Director

Member of the Remuneration Committee.

A Director of Brambles since 1 June 2006, Mr Froggatt has been Chief Executive of Scottish & Newcastle plc since May 2003. He began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram. Mr Froggatt holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York. Age 59.

David Gosnell
Non-executive Director

Member of the Audit Committee.

A Director of Brambles since 1 June 2006, Mr Gosnell is Managing Director of Global Supply and Procurement for Diageo plc. He leads a global team of 9,000 people across manufacturing, logistics and technical operations as well as managing Diageo's multi-billion dollar procurement budget. Prior to joining Diageo, Mr Gosnell spent 20 years at HJ Heinz where he served on the UK board and held various European operational positions. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England. Age 50.

Hans-Olaf Henkel
Non-executive Director

Member of the Remuneration Committee.

Appointed a Director of Brambles in January 2005. He had a long and distinguished career with IBM, holding various executive positions in Germany, the US and Asia, as well as at IBM's European headquarters in Paris. He was appointed President of IBM Germany in January 1987 and as Chairman and Chief Executive Officer of IBM Europe, Middle East and Africa in 1993. Mr Henkel, who is based in Germany, was President of the Federation of German Industries from 1995 to 2000, and was President of the Leibniz Association from 2001 to 2005. He is a member of the Supervisory Boards of Bayer AG, Continental AG, DaimlerChrysler Aerospace AG, SMS GmbH, EPG AG and Ringier AG. He is a member of Amnesty International. Since 2000, he has been Professor of Economics at the University of Mannheim. Age 67.

Stephen Johns
Non-executive Director

Chairman of the Audit Committee and member of the Nominations Committee.

A Director of Brambles since August 2004. He had a long executive career with Westfield where he held a number of positions including that of Finance Director from 1985 to 2002. He was appointed Executive Director of Westfield Holdings Limited and the Westfield Trust in 1985, and Westfield America Trust on its listing in 1996. He became a non-executive director of the three Westfield boards in October 2003. Mr Johns is currently a non-executive director of the Westfield Group, which resulted from the merger of the three listed entities in July 2004. He is Chairman of Spark Infrastructure Group, which was listed on the ASX in December 2005. He is a director of Sydney Symphony Orchestra Holdings Pty Limited. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia. Age 60.

Carolyn Kay

Non-executive Director

Member of the Audit Committee.

A Director of Brambles since 1 June 2006, Ms Kay is a director of Commonwealth Bank of Australia Limited, the Starlight Foundation and an External Board Member of Allens Arthur Robinson. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Ms Kay has had extensive experience in international finance – at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. She is a Fellow of the Australian Institute of Company Directors and was awarded a Centenary Medal for services to Australian society in business leadership. Age 46.

Graham Kraehe AO

Non-executive Director

Member of the Audit Committee and the Nominations Committee.

Graham Kraehe rejoined the Board in December 2005. He is currently Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited and the Innovation Economy Advisory Board of Victoria. He was appointed to the Board of the RBA in February 2007. Mr Kraehe was a Non-executive Director of Brambles from the formation of the DLC in August 2001 until March 2004, when he retired due to his commitments as Chairman of National Australia Bank Limited. He was a Director of BIL from December 2000 until the formation of the DLC. Mr Kraehe has spent 28 years in Chief Executive roles in diversified industrial companies covering the wine, packaging, appliance and automotive component industries. From 1994 until his retirement in February 2001, he was Managing Director and Chief Executive Officer of Southcorp Limited. He was a director of the National Australia Bank Limited from 1997, and Chairman from February 2004 until September 2005 and a non-executive director of News Corporation from January 2001 until April 2004. Mr Kraehe has a Bachelor of Economics degree from Adelaide University. He was appointed an Officer of the Order of Australia in 2003. Age 64.

Luke Mayhew

Non-executive Director

Chairman of the Remuneration Committee.

Appointed a Director of Brambles in August 2005. He is a non-executive director of WH Smith plc and Chairman of Pets at Home Group Limited. He was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford University and a Master of Economics degree from the University of London. Age 54.

Dave Mezzanotte

Executive Director and Chief Operating Officer, CHEP

Joined Brambles in 2001 as Senior Vice President, Sales with CHEP USA, and was appointed to his current role in September 2005. Prior to this, he was President, CHEP Americas; President, CHEP USA; and President of CHEP's Container Business. Before joining CHEP, Mr Mezzanotte held senior positions with Honeywell, Allied Signal and DuPont. He holds a Bachelor, Masters and PhD in Metallurgical Engineering and Material Science from the University of Notre Dame. Appointed an Executive Director of Brambles Limited in January 2007. Age 52.

Jacques (Jac) Nasser AO

Non-executive Director

Member of the Remuneration Committee and the Nominations Committee.

A Director of Brambles since March 2004. He is a Senior Partner of One Equity Partners; a director of BHP Billiton Limited, BHP Billiton plc, British Sky Broadcasting Group plc and Quintiles Transnational Corporation; and is a member of the International Advisory Board of Allianz AG. Mr Nasser served as a member of the Board of Directors, and as President and Chief Executive Officer of Ford Motor Company from 1998–2001 and as Chairman of Polaroid from 2002 through early 2005. His 33-year career with Ford included a variety of assignments including senior leadership positions in Europe, Australia, Asia and South America. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University. In recognition of his work for Australian industry, as an adviser to government, and for education in the areas of technology, he was appointed an Officer of the Order of Australia and awarded a Centenary Medal for services to Australian society. Age 59.

David Turner

Non-executive Director

Joined Brambles in 2001 as Chief Financial Officer and was Chief Executive Officer from October 2003 until the end of June 2007. He has been a Director of Brambles since 2001 and will retire from the Board after the conclusion of the 2007 Annual General Meeting. Previously, he was Finance Director of GKN plc, which he joined in 1993. Prior to GKN plc, he was Finance Director of the food group Booker plc and has worked for Mobil Oil and Touche Ross. He was a non-executive director of Whitbread plc until 2 March 2006. He was appointed a non-executive director of Commonwealth Bank of Australia Limited on 1 August 2006. He is a Fellow of The Institute of Chartered Accountants in England and Wales. Age 62.

CORPORATE SOCIAL RESPONSIBILITY REPORT

Our businesses are part of the communities in which they operate and we recognise our responsibility to manage the impact of our business on those communities.

To be successful, we need customers and suppliers who want to do business with us, employees who want to work for us and investors who want to buy our shares for their long term value.

Brambles' Corporate Social Responsibility (CSR) policies are integrated into our core values and culture and are fundamental to the way we do business around the world.

This is because CSR is integral to sustainable shareholder value. We must manage social, ethical, environmental and other non-financial drivers so that we can build a stable and resilient company.

I am proud that Brambles has retained its listing in the Dow Jones Sustainability Index, the FTSE4Good Index and other independent measures of our CSR and sustainability performance.

This year, we have continued to make further improvements in our greenhouse gas (GHG), energy and transport fuel intensity performance. We have also improved significantly our safety performance. The details are provided in this CSR Report.

Overall, on a life cycle inventory basis, we believe that Brambles is one of the few companies that has a positive net impact on the environment.

For example, a life cycle inventory study commissioned by CHEP USA shows that other pallet systems produce at least seven times more waste, require at least 30% higher energy use and have at least 33% more GHG emissions than CHEP's reusable wooden pallet pool. Although the study only applies to the USA, this country represents almost 30% of our global pallet pool and is indicative of the worldwide environmental benefits of CHEP's pooling model. A case study of this research, including more detail, is contained in this CSR Report.

Brambles recognises that best practice continues to evolve and we are committed to continuous improvement. This includes the development of a Brambles Sustainability Policy that will provide a framework for our future performance. I look forward to providing further information in the year ahead.

Mike Ihlein
Chief Executive Officer

CSR Report Parameters

This CSR Report covers the 2007 financial year. The previous CSR Report was contained within last year's Annual Report and is available on the Brambles website (www.brambles.com).

Where possible, Brambles has provided comparisons between this year's data and data from previous years. However, some data has not been compiled in previous years and therefore comparison is not possible. Where data is being provided for the first time in this report, it will be used for comparisons in future reports.

Further information about Brambles' CSR policies, practices, performance and reporting, can be obtained by contacting the Vice President Corporate Affairs at exchange@brambles.com.

CSR policy

Brambles' policies are communicated to all employees and are available on the Brambles website.

The Brambles Executive Leadership Team (see page 19 of this Annual Report) helps to formulate CSR policies and its members are responsible for implementing CSR policies across the organisation.

Brambles' CSR Committee consults with stakeholders, develops our CSR policies and reviews, monitors and benchmarks CSR performance. The CSR Committee reports to the Executive Leadership Team.

The CSR Committee also works closely with the Group Risk Committee which establishes, monitors and reviews internal control and risk management systems around agreed policy, including CSR policy, and reports regularly to the Board.

The CSR Committee is chaired by the Chief Executive Officer.

Recognition

During the year, Brambles retained its listings in the Dow Jones Sustainability Index (DJSI) and the FTSE4Good Index, two of the most authoritative international guides for socially responsible investors.

Inclusion in the FTSE4Good Index means Brambles meets globally-recognised corporate responsibility standards and practices. Inclusion in the DJSI means Brambles is considered to be among the leading 10% of corporations in its sector. In fact, Brambles is ranked as a Sustainability Leader in the Support Services industrial sector.

Brambles is also a founding member of the FTSE ISS Corporate Governance Index Series, which focuses on best corporate governance practice by listed entities.

Brambles is a constituent of the Ethibel Excellence Sustainability Index, which is designed to list best-in-class companies across sectors and regions in terms of sustainable development and stakeholder involvement. Brambles was also recognised by AuSSI, the Australian SAM Sustainability Index, as being the sustainability leader of the Commercial Services and Supplies sector.

Governance

The Corporate Governance Report on pages 48 to 57 of this Annual Report provides details of Brambles' corporate governance framework as well as risk management, internal compliance and control measures. Risks and controls are monitored, benchmarked and reviewed biannually. The list of risks faced by Brambles is included in the Corporate Governance section of the Brambles website under the sub-section 'Brambles Risk Profile'.

The Brambles Board has 12 members and information on each member is provided on pages 28 to 31 of this Annual Report. The Corporate Governance Report outlines the role, composition and independence of Board members. It also provides information on how conflicts of interest are avoided and performance is reviewed.

Shareholders are encouraged to provide feedback to the Board. Opportunities to do so are outlined in the Corporate Governance Report.

Details on compensation for Board members, senior executives and managers are provided in the Remuneration Report on pages 58 to 80.

Commitment

The Board believes that, during the 2007 financial year, Brambles has met or exceeded in all material respects the requirements under the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

Brambles endorses the United Nations Universal Declaration of Human Rights and has incorporated this Declaration into its policies and Code of Conduct.

Engagement

Brambles actively seeks feedback from its key stakeholders and each key stakeholder group has a primary point of contact within Brambles who is responsible for appropriate engagement and action:

Customers	Chief Operating Officers and Presidents of CHEP and Recall
Investors	Head of Investor Relations
Employees (including contractors)	Senior Vice President, Legal and Mergers & Acquisitions; and Manager Group Risk and Audit (safety issues)
Community and the environment	Vice President Corporate Affairs (community and media); Manager Group Risk and Audit (safety and the environment); and Senior Vice President, Legal and Mergers & Acquisitions (human rights)
Suppliers	Chief Operating Officers and Presidents of CHEP and Recall
Government and regulatory bodies	Senior Vice President, Legal and Mergers & Acquisitions (business integrity); and Chief Operating Officers and Presidents of CHEP and Recall
Competitors	Senior Vice President, Legal and Mergers & Acquisitions (business integrity); and Chief Operating Officers and Presidents of CHEP and Recall

Brambles holds regular meetings with regulatory bodies, government and non-government organisations and also conducts customer and supplier surveys and consultation forums, local community forums and focus groups.

Brambles follows a calendar of regular disclosure to the market on its financial and operational results. The calendar, which is available on the Brambles website, includes dates for the release of half-year and full-year results, other financial information, shareholder meetings and Brambles' involvement in major investment conferences.

Brambles recognises the importance of its relationship with investors and analysts. From time to time, Brambles holds briefings to provide information and seek feedback from analysts and investors. At least two Brambles representatives attend all briefings, one of whom is usually the Head of Investor Relations. A record of the briefing is maintained and a copy of any presentation material is placed on the Brambles website.

CORPORATE SOCIAL RESPONSIBILITY REPORT (continued)

During the 2007 financial year, the following presentations were made to investors and the investment community:

22 August 2006	Full Year Results briefing (UK)
23 August 2006	Full Year Results briefing (Australia)
25 September 2006	Mike Ihlein presentation to JPMorgan Asia Pacific Equities Conference, New York
1 November 2006	Annual General Meeting and Extraordinary General Meeting (UK)
9 November 2006	Annual General Meeting and Extraordinary General Meeting (Australia)
21 February 2007	Half-Year Results briefing
6 March 2007	David Turner presentation to Citigroup London Conference
15 May 2007	Brambles Presentations to Analysts and Fund Managers, Sydney

All information and presentation materials provided at these meetings was released to the stock exchanges and is available on the Brambles website.

Brambles encourages vigorous and robust analysis by the investment community and a policy of consistent access and treatment is applied, irrespective of the views and recommendations expressed.

Brambles uses the Annual General Meeting to communicate with shareholders about its financial situation, performance, ownership, strategies and activities. All General Meetings allow a reasonable opportunity for informed shareholder participation. In all other cases, the Head of Investor Relations and Senior Vice President, Legal and Mergers & Acquisitions deal with private shareholder enquiries.

The Brambles Engagement Survey involves all employees and is confidential. It surveys employees' perceptions of their workplace and the data is used to track progress from previous surveys, measure Brambles against internal and external best practice and identify key actions for improvement.

The most recent survey was conducted in October 2006. The response rate was an encouraging 73%. Common themes included leadership behaviours and career development. The results of the survey were communicated to employees in each business, used to identify and understand concerns at a local level and to drive action to address those concerns. Brambles will begin conducting annual employee surveys from April 2008.

Following its formation in 2004, the Brambles European Works Council meets formally on an annual basis. Its purpose is to bring together management and elected workers' representatives from all the EU Member States in which Brambles operates. Representatives are consulted, receive information and give their views on a range of transnational issues such as health and safety, business performance, sales activity, business developments and employment trends. At the last meeting held in Prague in March 2007, Mike Ihlein (then Chief Financial Officer) and other senior management attended and took part in wide-ranging discussions concerning Brambles, CHEP and Recall.

Our CSR approach and performance

Economic

Brambles' financial performance is reported in detail in this Annual Report.

Environmental

Protection of the environment and the sustainability of our activities are fundamental to the way Brambles does business. Overall, on a life cycle basis, Brambles believes that it has a positive net impact upon the environment.

One of Brambles' Shared Values is that we always act with integrity and respect for the community and the environment. We are firmly committed to sound environmental practice in our daily operations.

Brambles is committed to achieving Zero Harm. This means zero injuries and zero environmental damage. We believe the community has the right to expect that every employee will care for the environment. We consider the environment in decisions concerning the development of projects, the selection of commercial partners and suppliers and the launch of new products or services.

Our respect for the environment means Brambles is committed to using resources more efficiently, minimising waste and encouraging the sustainable use of our products and services.

Environmental Policy

Environmental policy is set by the Board and applies in all countries where Brambles operates – even in countries that do not have comprehensive laws protecting the environment.

It is a minimum requirement that all Brambles operations comply with all relevant environmental laws and regulations. We further expect all employees to care for the environment by adopting the following principles:

- strive to achieve best environmental practices in the industry;
- continually improve the efficiency of our use of raw materials and energy per unit output;
- minimise the generation of emissions and waste per unit output;
- dispose of unavoidable waste in a responsible manner;
- minimise social impacts such as noise and loss of visual amenity;
- respond to any community environmental concerns with integrity, honesty and respect; and
- ask our contractors and suppliers to adhere to the same environmental standards that we do.

Each business sets appropriate environmental performance targets, monitors progress and reports results.

The Brambles Environmental policy requires every business unit to ensure that it adheres to these principles. Site environmental management plans are maintained for all operating locations, including:

- appropriate containment, storage and disposal of wastes and other potential contaminants;
- management and monitoring of air emissions, waste water discharges and waste stream releases;
- effectiveness of truckwash and stormwater containment facilities;
- maintenance and monitoring of fuel storage tanks;
- containment systems in the event of accidents such as equipment fires, breakdowns and vehicle collisions;
- paint spraying emission minimisation;
- noise and dust abatement;
- preservation of visual amenity;
- regulatory and licensing requirements; and
- any other community-sensitive environmental issues.

Where appropriate, environmental audits are conducted on a cyclical basis to evaluate compliance with applicable laws and regulations and implementation of this policy.

Environmental Compliance and Management

Senior managers are required to provide a statement on environmental compliance twice each year. In addition, each business prepares regular environmental compliance reports for the Group Risk Committee and the Board.

Environmental Performance

Brambles' businesses benefit the environment by providing reusable product transport systems and recycling wood and paper.

Recall assists customers to reduce material usage by providing space- and paper-efficient document archival and retrieval solutions. Recall also collects, shreds and sends for recycling about 200,000 tonnes of paper each year, which equates to approximately three million trees.

The CHEP pallet pooling system of reusing and recycling pallets significantly reduces customers' use of resources and waste by an estimated seven million tonnes of landfill a year in the USA alone. The solid waste reduction is the equivalent of 2.85 million Chilean Radiata pine trees, saved on an annual basis by CHEP USA operations alone (see case study on page 38).

CHEP also operates a pool of about 60 million reusable plastic containers. These containers are a substitute for cardboard packaging used to transport fresh fruit and vegetables and therefore reduce waste by avoiding the need for many thousands of tonnes of cardboard boxes.

Brambles is committed to improving the efficient use of its own resources and minimising generation of waste.

For example, the 6,426m^2 roof on CHEP's new Erskine Park Perfect Plant in Sydney is used to feed a 5,000 litre underground rain water tank. A 40,000 litre tank will be installed in the near future to ensure that all garden beds and landscaping irrigation use recycled rain water.

CHEP's Derrimut service centre in Melbourne features a state-of-the-art sensor lighting system that turns the lights off when natural light levels are high. It is estimated that this reduces GHG emissions by 65% or 270,000 equivalent kilograms of carbon dioxide (CO_2-e) each year. A similar system at the Edinburgh Park centre in Adelaide is estimated to reduce GHG emissions by 50,000 kilograms of CO_2-e each year.

Energy Use and Greenhouse Gas (GHG) Emissions

Like most businesses, Brambles contributes to climate change through its transport operations and the consumption of electricity, both of which entail burning fossil fuels.

Both CHEP and Recall track their generation of GHG emissions, along with other relevant eco-efficiency measures including energy and transport fuel usage.

Overall, Brambles made further progress in its GHG, energy and transport fuel intensity performance during the year, assisted by eco-efficient growth in both CHEP and Recall (see graphs below). The continued use of a software program designed to improve logistics planning, reduce transport distances and cut fuel costs resulted in continued improvement in fuel efficiency across Brambles.

CHEP Australia has worked with a number of customers to increase truck load sizes and therefore reduce emissions by reducing vehicle movements. Six of these customers now have a total of 600 fewer truck journeys each year.

In August 2006, CHEP Australia joined the Greenfleet Australia program. Greenfleet, a not-for-profit organisation, has planted and cared for 17 native trees for each of the 171 cars in the CHEP Australia fleet. This means that over 2,900 trees will absorb the equivalent of the fleet's GHG emissions and also help tackle salinity, improve water quality and provide essential habitat for native wildlife. As a result, CHEP Australia's company car fleet can now be said to be carbon neutral (based on the average car producing 4.3 tonnes of carbon dioxide each year).

Brambles notes that changes in its business activities can have a relatively large impact on the intensity measures.

Timber

CHEP has a policy of supporting the replenishment of natural resources by sourcing timber from plantations and state-managed forests. Preference is given to timber and timber products that have been independently certified by a credible forest certification scheme and where it can be demonstrated that the products are derived from well-managed sources.

CHEP does not source timber from forests or forest product suppliers unless it is confident that the supplier is likely to be complying with all relevant legislation relating to the trade in forest products. CHEP does not source from protected areas, parks or similar areas where harvesting operations are not complementary to responsible forestry management. Further, CHEP has taken steps to assure itself of the provenance and quality of its timber by instituting an audit program at a number of points in its timber supply chain.

CHEP South Africa purchased two plantations in the 2007 financial year and has recently acquired a third. The three plantations currently have mature pines ready for harvesting and milling into approximately 50,400 cubic metres of sawn board, for use as repair material timber for CHEP South Africa's pallet pool.

CHEP Australia is a Patron of the Gottstein Trust, a leading supporter of forestry research and education.

CHEP also minimises the impact of its internal waste generation by ensuring that scrap pallets, containers and crates are recycled for animal bedding, mulch or fuel.

CO_2 equivalent emission intensity


0.20
0.15
0.10
0.05
0.00
Kg CO2 per US$ of revenue
2003
2004
2005
2006
2007
Brambles*
CHEP
Recall

Energy intensity


2.0
1.5
1.0
0.5
0.0
Megajoules per US$ of revenue
2003
2004
2005
2006
2007
Brambles*
CHEP
Recall

*Brambles refers to CHEP, Recall and Brambles Headquarters.



CHEP South Africa currently owns three pine plantations and plans to purchase another two in the 2008 financial year.

Transport fuel intensity



0.030
0.025
0.020
0.015
0.010
0.005
0.000
Litres per US$ of revenue
2003
2004
2005
2006
2007
Brambles*
CHEP
Recall

Greenhouse Gas generation by source



Gasoline/petrol 5.3%
LPG 3.2%
Natural gas 7.9%
Fuel oil/Diesel 19.8%
Propane 0.1%
Heavy fuel oil <0.1%
Electricity 63.7%

CORPORATE SOCIAL RESPONSIBILITY REPORT (continued)

Case study

CHEP USA Pallet Life Cycle

CHEP USA, which constitutes almost 30% of Brambles' worldwide pallet pool, engaged an independent contractor to conduct a detailed analysis of the life cycle inventory of its wood pallet systems. Information relating to the alternatives – exchange and one-way pallets – relied on data collected from pallet recyclers in 1999 and updated in 2006, based on information from the National Wooden Pallet and Container Association.

The study quantified the energy use, solid waste and atmospheric and waterborne emissions associated with the delivery of 100,000 pallet loads of product, using pooled and non-pooled pallet systems. CHEP USA uses a pooled wood pallet system.

The analysis included the acquisition of raw materials, processing, fabrication, repairs, transportation of loaded and empty pallets, reuse, recycling and disposal.

CHEP USA pooled pallet systems generate much less production waste and recycling/disposal waste than the non-pooled exchange and one-way systems. Because ownership of pooled pallets is maintained, there are control systems for repair and end-of-life management. Reuse rates are therefore much higher.

Solid waste by life cycle stage


Pounds of waste/100,000 trips
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
CHEP pooled
non-pooled exchange
non-pooled one-way
End of life
Transport
Production

Total solid waste for the exchange system is more than seven times higher than the CHEP system and the one-way system produces 20 times as much solid waste.

The solid waste reduction is the equivalent of 2.85 million Chilean Radiata pine trees saved on an annual basis by CHEP USA operations alone.

Because of higher reuse rates for CHEP USA's pooled pallets, less energy is used compared to non-pooled pallets. This is offset to a small degree by higher transportation energy usage, due to weight and cycling through service centres, but overall it is still considerably more energy efficient than the non-pooled system.

GHG emissions show a very similar outcome to energy usage, as they are primarily associated with combustion of fossil fuels for process and transportation energy.

Total energy by life cycle stage


MM BTU/100,000 trips
6,000
5,000
4,000
3,000
2,000
1,000
0
CHEP pooled
non-pooled exchange
non-pooled one-way
End of life
Transport
Production

Overall the CHEP system requires 30% less energy than the exchange system and less than half the energy of the one-way system.

Greenhouse Gas by life cycle stage


Pounds of CO_2 equivalents/100,000 trips
1,000,000
800,000
600,000
400,000
200,000
0
CHEP pooled
non-pooled exchange
non-pooled one-way
End of life
Transport
Production

On a life cycle inventory basis, the exchange system produces 33% more GHG than CHEP and the one-way system produces over twice as much GHG.

Whilst this study was conducted on CHEP USA's operations, it is indicative of the life cycle effect of CHEP's pooled pallet system worldwide.

A copy of the study and more information on the CHEP pooled pallet system is available on the Brambles website (www.brambles.com).

Environmental Compliance

Brambles' businesses comply with all relevant environmental laws and regulations and none were involved in any adverse environmental prosecutions during the year.

Social Performance

Labour Practices

Brambles employs over 12,000 people in over 45 countries around the world. Our employment policies commit Brambles to:

- providing a safe working environment with an objective of achieving Zero Harm through industry best practice in health and safety management (see Health and Safety section below);
- being an equal opportunities employer, committed to developing a diverse workforce where everyone is treated fairly irrespective of gender, sexual orientation, age, disability, race, religion or ethnic origin;
- creating an environment where everyone is encouraged to give their best and realise their full potential, by providing learning and development opportunities for individuals and groups; and
- ensuring employees can discuss any problem connected with their work confident that they will receive a fair, impartial and confidential review of the issue.

Brambles respects the individual's right to freedom of association and relates to its people through both collective and individual agreements, according to local law, custom and practice.

As mentioned above, the Brambles European Works Council meets formally on an annual basis. Its purpose is to bring together management and elected workers' representatives from all the EU Member States in which Brambles operates.

Under the Brambles Speaking Up policy, everyone is encouraged to notify the company of any suspicions about actual or planned breaches of the law, company policies or the Code of Conduct. Details on who to approach, how to do so and the subsequent process are clearly outlined. Brambles will not tolerate the victimisation of any employee who speaks up in such circumstances.

We continue to ensure that our employees are informed of significant company news and strategic developments. Methods of employee communication include announcements and newsletters distributed by email, in-house publications, information posted on the intranet and face-to-face meetings with senior managers.

As mentioned above, the Brambles Employee Survey gathers employees' perceptions of their workplace and the data is used to track progress from previous surveys, measure Brambles against internal and external best practice and identify key actions for improvement.

Code of Conduct

The Brambles Code of Conduct forms part of each employee's terms and conditions and provides an ethical and legal framework for all employees in the conduct of Brambles business. It is available on the Brambles website.

The Code is not intended to be all-encompassing. There are areas in which we expect our businesses to develop detailed policies in accordance with local requirements. The Code provides a set of guiding principles that may be supplemented with additional local policies.

The Code of Conduct is regularly reviewed and updated. Senior management must provide a statement of compliance with the relevant areas of the Code of Conduct every six months or identify those areas on which they cannot sign off. The sign-offs are audited on a sample basis by Brambles Headquarters.

Health and Safety

At Brambles, we are committed to achieving Zero Harm. This means zero injuries and zero environmental damage.

The Board is responsible for setting health and safety policies. The Chief Operating Officers and Presidents of each of Brambles' operating businesses are responsible for policy implementation and safety performance, within the monitoring and reporting framework governed by the Group Risk Committee. More information is provided in the Corporate Governance Report on pages 48 to 57.

We believe everyone has the right to be safe at work and to return home to their family and friends as healthy as when they started the day.

Brambles' Zero Harm Charter, which sets out the vision, values and behaviours and commitment required to work safely is provided to all employees and is available on the Brambles website.

Our Zero Harm commitment is based on our belief that all accidents, injuries and harm can and should be prevented. To that end, every manager is accountable for achieving Zero Harm and required to demonstrate leadership in creating a culture which actively promotes Zero Harm. Everyone is responsible for committing and contributing to Zero Harm.

We think first of Zero Harm, considering health, safety and the environment in all decisions concerning the development of projects, the selection of commercial partners and suppliers and the launch of new products or services. Economic considerations do not overrule health and safety.

We ensure that the occupational health safety and environment (OHS&E) management systems and training reflect our Zero Harm commitment.

CORPORATE SOCIAL RESPONSIBILITY REPORT (continued)

Each business has its own OHS&E management systems, including business-specific policies, procedures, risk assessment, monitoring and compliance mechanisms. These systems include hazard management, incidents, near misses and system failure reporting, recording and corrective action procedures. OHS&E management systems are designed to ensure that each employee receives the appropriate safety training. Safety is the responsibility of each individual employee, while accountability for safety is clearly integrated into manager and supervisor job descriptions.

Health and safety performance indicators measure compliance with corporate objectives and milestones, allow assessment of progress and comparison with industry benchmarks and provide incentive for improvement.

Health and Safety Performance

The principal safety performance measures are Lost Time Injury Frequency Rate (LTIFR) and Lost Time Injury Severity Rate (LTISR). LTIFR measures the number of injuries that result in an employee being absent from work for one or more whole shifts per million work hours. LTISR measures the number of injury days lost per million work hours.

Lost time injury frequency rate



LTIs per million work hours
12
10
8
6
4
2
0
2003
2004
2005
2006
2007
Brambles*
CHEP
Recall

Brambles' continuing operations achieved an LTIFR of 2.0 for 2007, reflecting a 35% improvement from last year's rate of 3.1.

Lost time injury severity rate



Days lost in LTIs per million work hours
500
400
300
200
100
0
2003
2004
2005
2006
2007
Brambles*
CHEP
Recall

Brambles' LTISR performance also reflected the ongoing improvements in safety systems, work methods and Zero Harm culture. This year's LTISR was 37.3, demonstrating continued improvement from 55.2 last year.

Overall, Brambles is encouraged by the 84% improvement in LTISR since it started measuring its global performance in 2003. However, we remain determined to make continual progress towards Zero Harm.

	2003	2004	2005	2006	2007
LTIFR	10.3	7.3	6.2	3.1	2.0
LTISR	236.0	91.3	97.4	55.2	37.3

Comparison of Brambles safety measures (such as LTIFR and LTISR) with global industry averages is problematic due to varying definitions between companies, industries and countries.

However, where a comparison can be made, CHEP's performance appears to be significantly ahead of similar industries. For example, in 2005, the last year for which Bureau of Labor Statistics was available, CHEP USA's LTIFR performance of 4.7 was significantly better than the Wood Pallets and Skids and Warehousing and Transportation industries' performances of 13.0 and 16.0 respectively.

Similarly, Recall North America's LTIFR performance of 5.5 compares well with the Transport and Warehousing industry as well as the Warehousing sector's performance of 11.0.

*Brambles refers to CHEP, Recall and Brambles Headquarters

CHEP and Recall were not involved in any occupational health and safety prosecutions during the year. However, it is with a profound sense of regret that we note that in July 2006, a Recall North America van was involved in an accident with another vehicle in which the driver of that vehicle later died in hospital. Both CHEP and Recall have enhanced their safe driving initiatives to improve safe driving and reduce vehicle accidents.

Performance and Development

We aim to create an environment where everyone is encouraged to give their best and realise their full potential, through the provision of learning and development for individuals and groups. The Performance and Development Plan introduced in 2005 has been extended to all staff and provides the mechanism to identify and track development activities for individuals. While systems are not in place to measure the exact number of training days per employee, the majority of Brambles employees have undertaken job-specific or developmental training during the year.

Brambles is also designing company-wide key performance indicators to put in place consistent measures for all our people.

Human Rights

Brambles endorses the United Nations Universal Declaration of Human Rights which contains standards to protect people's human rights against violations by individuals, groups or nations. The standards declare that respect for human rights and human dignity "is the foundation of freedom, justice and peace in the world".

Brambles has incorporated the provisions of the declaration into its policies and Code of Conduct. We respect the human rights of our employees and other stakeholders. We will not tolerate child labour or forced labour in our own operations or those of our suppliers.

Brambles operates in four countries – China, Saudi Arabia, United Arab Emirates and Zimbabwe – that FTSE4Good classifies as "of concern". Although these are only small operations, comprising less than 0.1% of Brambles' global sales, employees in these countries, like all Brambles employees, have received training in the Brambles Code of Conduct.

None of Brambles' operations are believed to be at risk for incidents of child labour.

Our Place in Society

Brambles' businesses are part of their local communities in each of the countries in which they operate. These businesses benefit the local community by creating employment directly and indirectly, providing high quality support services that assist customers to grow their businesses and purchasing materials from local and national suppliers.

Brambles primarily operates in commercial and industrial areas. This minimises the impact of our operations, since these areas are designed for such use.

We conduct business in accordance with the laws and regulations of each country in which a Brambles business is located. We compete fairly in the markets in which we operate.

In following the Zero Harm commitment (see Health and Safety section above), we remain determined to fulfil our obligation to ensure that we work without causing harm to ourselves, our colleagues or the community.

Charitable Giving

Brambles provides financial and other forms of support to a broad range of charitable and community organisations in three ways:

1. donations funded by Brambles Headquarters. This is primarily through Brambles Community Reach. For more information on Community Reach see the box on page 43;
2. contributions made by Brambles' businesses to a range of local and national charities; and
3. the personal contribution made by Brambles employees around the world to a range of fundraising events and activities.

Bribery and Corruption

Corrupt practices are completely unacceptable to Brambles and strictly prohibited. No bribes or similar payments will be made to, or accepted from, any party. All commercial transactions must be properly and accurately recorded. Sales agents, consultants and similar advisers must be appointed in accordance with these principles and paid at a rate consistent with their services. Assets and confidential information must be fully protected and must not be used by employees for personal gain.

Employees must not engage in activities that involve, or could appear to involve, a conflict between their personal interests and the interests of Brambles.

Areas where conflicts might arise include share ownership, direct or indirect personal interest in contracts, seeking or accepting gifts or entertainment beyond levels considered reasonable, employment outside Brambles, or use of confidential information.

Brambles' Speaking Up policy means any employee who has a genuine belief there has been activity that is against the law or in breach of our policy on Bribery and Corruption (or any other policy) can readily identify who to go to with their concerns and how to do so. Every effort will be made to protect the reporting employee's confidence.

Competition

Brambles competes fairly in the markets in which it operates. Uncompetitive behaviour is bad for our customers and is unacceptable to the community at large. Brambles' passion for success means that we compete effectively and fairly in the markets in which we operate.

Managers are responsible for ensuring that they comply with competition laws in their area of operations and that all relevant employees receive thorough training in this area. This requires managers to identify the areas in which their businesses are most at risk from non-compliance and to deal with these in regular training sessions. Competition compliance manuals are regularly updated and prepared with local legal experts and provided to employees. Training programs for employees are developed in conjunction with local legal experts, covering relevant areas of competition compliance in the particular locations of the businesses. Programs are developed for refresher training of existing employees and for the induction of new recruits.

Political Donations and Public Policy

Brambles does not make political donations to political parties and will not do so without the specific endorsement of shareholders.

Brambles does not actively lobby or participate in public policy development but is a member of the Business Council of Australia (BCA). From time to time, the BCA makes representations to government representatives and political parties on behalf of its members. However, such representations by the BCA may or may not reflect Brambles' position on specific issues.

Data Protection and Privacy

Brambles' Code of Conduct requires employees to keep confidential all information gained during the course of their employment.

Brambles policy is to maintain the privacy of information relating to its employees and customers. Where there are specific local privacy laws, compliance with this policy has regard to these legal requirements.

Brambles is a sponsor of Clean Up The World. On the third weekend in September, millions of people in more than 100 countries organise small and large groups to clean up their local parks and other natural areas. The photos below were taken at the Brambles clean-up in Lane Cove National Park in Sydney, Australia.




Clean up
Clean up

Community Reach

Community Reach supports the contributions made by Brambles employees who are actively engaged in community and volunteer work. The program is open to all employees of the Brambles group and preference is given to applications that benefit the environment, health or safety.

Last year, Community Reach awarded grants totalling over US$500,000 to charities and community organisations based in Australia, United Kingdom, France, Spain, New Zealand, United States and South Africa. Projects were funded in countries including Kenya, the Solomon Islands and Burkina Faso.

In Australia, Brambles funded a number of community volunteer organisations including State Emergency Services and a Rural Fire Brigade. Funds were provided for upgrading facilities and equipment to allow these organisations to better service their local communities.

In France, funding was provided to an employee who is a member of Coup de Pouce Humanitaire to renovate a surgery building in the city of Bobo Dioulasso in Burkina Faso. All funds raised will be used to buy materials and pay wages for local workers.

In the UK, The Peace Hospice, an independent charity that supports people with terminal illness and their relatives, received funding for oxygen supply equipment and a waste disposal system.

In South Africa, Brambles provided funding to the Chatsworth Diabetes Action group to provide free screening and testing for diabetes on National Diabetes Day 2007.

The Community Reach program also includes Brambles' partnership with Clean Up The World (CUW), an organisation that mobilises 35 million people in more than 100 countries each year "to clean up, fix up and conserve their environment". Further Information about CUW and its activities can be found on their website at www.cleanuptheworld.org.

The Community Reach program is widely appreciated by employees and the beneficiaries of the grants. It also further highlights Brambles' commitment to Zero Harm by giving preference to applications that benefit the environment, health or safety.



Great Barrier Reef Foundation

Brambles has further strengthened its commitment to the environment, and the effects of climate change, by forming a partnership with the Great Barrier Reef Foundation's ZooX Fund.

Specifically, we are supporting the ZooX Atlas project which will map in fine detail all the known pressures on the Great Barrier Reef, providing the Reef's managers with the information they need to target resources towards protecting corals and reefs that are under stress.

The Foundation states that this is "the single most significant project that we have been able to devise to make the effects of climate change on the Reef more manageable, while the larger issues of mitigation of climate change impacts are addressed globally".

The ZooX Fund is named after zooxanthellae, the delicate golden brown organisms that live inside coral giving it both life and colour.

When reef waters are warmed, zooxanthellae are expelled or digested by the coral, leaving the coral a white, bleached skeleton. Unless zooxanthellae return, and they only return under optimal conditions, the coral will die.

Comparative business performance at constant currency exchange rates

	2007 actual US$m	2007 at prior year fx rates US$m	2006 actual US$m	% change at constant currency
Sales				
CHEP	**3,218.4**	3,106.8	2,956.4	5%
Recall	**650.4**	626.0	565.7	11%
Continuing operations	**3,868.8**	3,732.8	3,522.1	6%
Discontinued operations	**252.1**	238.5	2,393.6	nm[2]
Total	**4,120.9**	3,971.3	5,915.7	nm[2]
Comparable operating profit				
CHEP	**845.2**	821.5	703.8	17%
Recall	**118.5**	113.3	97.5	16%
Brambles HQ	**(30.9)**	(29.0)	(30.0)	3%
Continuing operations	**932.8**	905.8	771.3	17%
Discontinued operations	**40.6**	38.3	310.5	nm[2]
Total	**973.4**	944.1	1,081.8	nm[2]
Reconciliation to statutory profit after tax				
Comparable operating profit from continuing operations	**932.8**	905.8	771.3	17%
Net finance costs	**(59.9)**	(59.8)	(111.8)	47%
Profit before tax and special items from continuing operations (PBTA)	**872.9**	846.0	659.5	28%
Tax expense on PBTA	**(287.2)**	(278.3)	(229.4)	(21%)
Profit after tax, before special items (PATA), from continuing operations	**585.7**	567.7	430.1	32%
Special items from continuing operations, after tax	**(152.0)**		(67.5)	
Profit from continuing operations, after tax	**433.7**		362.6	
Profit from discontinued operations, after tax	**857.6**		1,101.8	
Profit for the year	**1,291.3**		1,464.4	
Earnings per share (US cents)				
EPS before special items from continuing operations	**37.8**		25.5	
EPS on PATA	**39.6**		38.3	
Basic EPS	**83.4**		86.7	
BVA (Brambles Value Added)[1] from continuing operations		**471**	350	

[1] Brambles Value Added (BVA) represents the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' AIFRS results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2006 exchange rates, multiplied by Brambles weighted average pre-tax cost of capital (WACC)).

[2] Not meaningful due to timing of divestments.

Overview

The 2007 financial statements were impacted by the effects of the divestment program and Unification announced on 29 November 2005 and completed during the year. The majority of the divestments were completed by 30 June 2006 with the divestment of Cleanaway UK and the smaller Cleanaway Asia business completed during the 2007 year. Both the trading results of divested businesses up to the date of divestment and the profits and losses on their divestment are shown within Discontinued Operations.

The Directors have chosen to show Special Items separately on the face of the Income Statement (page 91), believing results before Special Items to be relevant measures of business performance. Included within Special Items are the exceptional profits and losses on sales of businesses forming part of the divestment program. The definition of Special Items is shown in the Glossary on page 165.

Divestment proceeds and capital management

The Unification of the DLC was completed on 4 December 2006. BIL and BIP shareholders had their shares transferred to Brambles Limited in return for the issue by Brambles Limited of new shares or payment of cash under the Cash Alternative. BIL and BIP then became wholly owned subsidiaries of Brambles Limited.

Since the commencement of the divestment program and Unification announced on 29 November 2005, Brambles has received US$3.6 billion of gross proceeds on the sale of businesses. A total of US$3.4 billion has been utilised by way of share buy-backs (US$2.1 billion), the Cash Alternative (US$1.0 billion) and a special dividend (US$0.3 billion, excluding 13.5 Australian cents paid in lieu of the 2007 interim dividend).

Results of Continuing Operations

Brambles continues to focus on the use of BVA and delivered record BVA and Return on Capital Invested (ROCI) in 2007. BVA continues to form the core component of short term incentive arrangements for all senior executives, including Executive Directors.

BVA and Return on Capital Invested performance

	2007 at fixed June 06 fx US$m	2006 at fixed June 06 fx US$m	2007 ROCI	2006 ROCI
CHEP Americas	**255**	171	31%	25%
CHEP Europe	**137**	116	23%	21%
CHEP RoW	**85**	72	39%	38%
CHEP	**477**	359	28%	25%
Recall	**14**	13	13%	13%
Continuing (pre Brambles HQ)	**491**	372	25%	22%
Unallocated Brambles HQ costs	**(20)**	(22)		
Total continuing operations	**471**	350	25%	22%

Total BVA for Brambles' continuing operations in 2007 was US$471 million, an increase of US$121 million on the previous year, based on comparable fixed exchange rates. This represents an increase in ROCI from 22% to 25%.

CHEP continues to improve profitability and returns in all regions. Continued focus on tight asset management control and discipline over the use of cash improved CHEP's cash flow from operations to US$780.4 million – a US$108.2 million improvement over last year. This was against a background of sales growth of 5%.

Average Capital Invested in CHEP Americas was only 4% higher than the previous year at US$1.35 billion, in spite of an underlying sales growth of 8%, after adjusting for the sale of RPC assets in 2006. CHEP Americas achieved strong profit growth with comparable operating profit increasing by 28% to US$416.9 million. The combined effect of profit improvement and excellent capital efficiency pushed ROCI for CHEP Americas up to a record 31%. Cash flow from operations in CHEP Americas grew from US$296.9 million to US$322.9 million, largely driven by profits, offset by increased capital expenditure to meet the demands of volume growth.

In CHEP Europe, sales growth was 2% with comparable operating profit growing by 6% to US$300.6 million. Average Capital Invested increased from US$1.25 billion to US$1.31 billion, contributing to ROCI of 23%, up from 21% last year. CHEP Europe also had an excellent increase in cash flow from operations from US$282.9 million to US$341.9 million.

CHEP Rest of World once again delivered solid growth with an increase in comparable operating profit of 11% and sales growth of 9%. Average Capital Invested remained relatively flat at US$0.32 billion helping to lift ROCI to a record 39% despite the inclusion of US$7.0 million of costs incurred in the launch of CHEP China. Cash flow from operations in CHEP Rest of World increased from US$92.4 million to US$115.6 million.

Recall maintained its ROCI of 13% which was affected by the full year impact on capital invested associated with the US$191 million acquisition of AUSDOC in November 2005. Comparable operating profit grew 16% to US$118.5 million. Recall increased cash flow from operations from US$79.9 million to US$86.4 million.

Exceptional Items

A number of exceptional items are reflected in the income statement for the year ended 30 June 2007. These are set out in Notes 6 and 12 to the financial statements, and largely reflect the one-off profits, losses and costs associated with the divestment program and Unification. Following a review, Recall also incurred exceptional costs in the restructuring of a number of its operations.

Finance Costs

Net finance costs were US$59.9 million compared to US$111.8 million last year. The large reduction in finance costs reflected the temporary repayment of bank debt and investment in short term deposits held throughout the first half of the year following the receipt of the various divestment proceeds. The majority of the finance costs were incurred in the second half as debt increased to fund the Cash Alternative, on-market share buy-backs and dividend payments.

Earnings per share

Prior year comparisons for earnings per share have been partially distorted this financial year due to share buy-backs reducing the number of shares on issue throughout the year.

For continuing operations, basic earnings per share before special items were 37.8 US cents (2006: 25.5 US cents), an increase of 48% at actual exchange rates, and after special items were 28.0 US cents (2006: 21.5 US cents), an increase of 30% at actual exchange rates. Basic earnings per share before special items were 39.6 US cents compared with 38.3 US cents the previous year. Basic earnings per share after special items were 83.4 US cents (2006: 86.7 US cents), the decrease being due to the higher business divestment profits achieved in 2006.

Taxation

The tax expense on continuing operations' profit before tax and special items of US$872.9 million was US$287.2 million, an effective tax rate of 32.9%. This compares with 34.8% in the previous year. The fall in the effective tax rate was principally due to a reduction in tax rates in certain overseas jurisdictions, particularly Europe. Overall the group effective tax rate for the year was also 32.9%.

The effective tax rate on profit after special items was heavily distorted by the tax treatment of exceptional items.

Cash flow

Cash flow from continuing operations was US$838.3 million, an increase of US$75.7 million on 2006.

Free cash flow was US$490.2 million, compared to last year's figure of US$559.7 million. The increase in cash flow from operations for continuing operations was more than offset by the reduced cash flows following the disposal of the discontinued operations and the exceptional costs incurred in restructuring and Unification. Dividends paid during the year of US$604.0 million were higher than free cash flow due to the inclusion of US$264.2 million of special dividends (21.0 Australian cents) in recognition of the success of the divestment program.

Net borrowings at year end were US$1,996.9 million, compared to US$1,690.1 million the previous year. As noted above, borrowings were significantly impacted throughout the year as the various divestment and capital management transactions were undertaken.

Dividends

The Board has declared a final dividend of 17.0 Australian cents per share which will be 20% franked. A special dividend of 34.5 Australian cents was paid prior to Unification in October 2006. The special dividend included 21.0 Australian cents in recognition of the success of the divestment program and 13.5 Australian cents in lieu of the 2007 interim dividend that would have normally been paid in April 2007.

Risk management

Brambles is exposed to a variety of financial and market based risks, including exposure to fluctuating interest and exchange rates, changing economic conditions through operations spread across diverse geographic territories, technological and industry based risks, competitive environment, counterparty credit risks, regulatory changes which either singularly or collectively may affect revenue, cost structure or value of assets within the business, and all of which are difficult to quantify.

Brambles' policies with respect to interest and exchange rate risk are described below. Brambles' treasury function is responsible for the management of these risks within Brambles.

Standard financial derivatives are used by Brambles to manage financial exposures in the normal course of business. Dealings in financial derivatives are restricted through a set of delegated authorities approved by the Board. No derivatives are used for speculative purposes. In addition, derivatives are transacted predominantly with relationship banks which have a reasonable understanding of Brambles' business operations. Furthermore, individual credit limits are assigned to those banks, thereby limiting exposure to credit-related losses in the event of non-performance by a counterparty.

Funding and liquidity

Brambles funds its operations through existing equity, retained cash flow and borrowings, principally from bank credit facilities. The credit facilities are generally structured on a committed multi-currency revolving basis with maturities ranging out to November 2010. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To minimise foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded. Brambles also has access to further funding through overdrafts, uncommitted and standby lines of credit, principally to manage day-to-day liquidity.

Brambles borrowed US$425.0 million in the US private placement debt market in August 2004. The terms of the debt raising are: (i) US$171.0 million 5.39% Guaranteed Senior Unsecured Notes due 4 August 2011; (ii) US$157.5 million 5.77% Guaranteed Senior Unsecured Notes due 4 August 2014; and (iii) US$96.5 million 5.94% Guaranteed Senior Unsecured Notes due 4 August 2016.

At the end of the financial year, committed borrowing facilities, inclusive of the US private placement, totalled the equivalent of US$3,693 million. The weighted average term of the facilities was 3.2 years.

Interest rate risk

Brambles' interest rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy includes maintaining a mix of fixed and floating-rate instruments within a target band, over a certain time horizon. In some cases, interest rate derivatives are used to achieve this result synthetically. The present policy is to require the level of fixed-rate debt to be within 40% to 70% of total forecast debt arising over a 12 month period, progressively decreasing to 0% to 50% for debt maturities extending beyond three years.

As at 30 June 2007, 45% of Brambles' total interest-bearing debt was at fixed interest rates (47% in 2006). The weighted average period was 3.9 years (4.5 years in 2006). The fair value of all interest rate swap instruments was US$3.9 million.

Foreign exchange risk

Foreign exchange exposures are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

- transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary; and
- translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into US dollars.

Under Brambles' foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or, alternatively, by way of cross-border intercompany transactions. Forward foreign exchange contracts are primarily used for these purposes. In Brambles' context, exposures in this regard are not significant given the nature of its operations.

Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowing in Euro, Brambles does not hedge currency exposures incurred on foreign currency profits and net investment balances.

At the end of the financial year, the fair value of foreign exchange instruments was US$4.2 million.

Relative strength of major currencies against the US dollar



Australian dollar
0.90
0.85
0.80
0.75
0.70
Jun 2005
Dec 2005
Jun 2006
Dec 2006
Jun 2007
Euro
1.45
1.38
1.30
1.23
1.15
Jun 2005
Dec 2005
Jun 2006
Dec 2006
Jun 2007
Sterling
2.10
2.00
1.90
1.80
1.70
Jun 2005
Dec 2005
Jun 2006
Dec 2006
Jun 2007

Average exchange rate

CORPORATE GOVERNANCE REPORT

1. Introduction

Brambles is a global organisation with businesses operating in over 45 countries. This demands that it comply with an extensive range of varying legal, regulatory and governance requirements. In particular, through its listing on the ASX and secondary listing on the LSE, Brambles is committed to observing the extensive requirements applicable to publicly listed companies in Australia and the requirements applicable to companies with a secondary listing in the UK.

The Board has adopted a governance framework which takes into account both Australian regulatory requirements and international best practice. Where the standards of best practice for corporate governance vary across jurisdictions, as they inevitably do, the Board has resolved to adopt those practices it considers to be the better of the prevailing standards.

This Corporate Governance Report outlines the key components of Brambles' governance framework. The Board believes that, during the 2007 year, Brambles has met or exceeded in all material respects the requirements under the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

The Board is, however, conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments on an ongoing basis. To that end, Brambles will undertake a review of, and where necessary, implement changes to its corporate governance practices, to take account of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations, 2nd Edition, which take effect on 1 January 2008.

2. Shareholders

Shareholders play an important role in the governance of Brambles by electing the Board, whose task it is to govern on their behalf.

Brambles is committed to the promotion of investor confidence by taking steps within its power to ensure that trade in its securities occurs in an efficient and informed market. Brambles recognises the importance of effective communication as a key part of building shareholder value and that, to prosper and achieve growth, it must, among other matters, earn the trust of shareholders, employees, customers, suppliers and communities, by being open in its communications and consistently delivering on its commitments.

The Board has adopted a Continuous Disclosure and Communications Policy to reinforce Brambles' commitment to the continuous disclosure obligations imposed by law and to describe the processes implemented by it to ensure compliance; to outline Brambles' corporate governance standards and related processes and ensure that timely and accurate information about Brambles is provided equally to all shareholders and market participants; and to outline Brambles' commitment to encouraging effective shareholder participation in shareholder meetings. A copy of the Continuous Disclosure and Communications Policy can be found on the Brambles website at www.brambles.com.

To achieve the above objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:

- Significant announcements are released directly to the market via the ASX and a UK regulatory information service. Copies of these announcements are immediately placed on the Brambles website at www.brambles.com.
- The Brambles website contains further information about Brambles and its activities, including copies of recent interim and annual reports and recordings of the most recent presentations to analysts. From this year onwards, shareholders will be asked to elect whether they would like to receive future annual reports in printed form or be sent a notification when each annual report is available on the Brambles website. Shareholders who do not request printed annual reports or who do not request an emailed notification of availability will be sent a printed notification of availability of the annual report. Brambles believes shareholders will benefit from electronic communication as they will promptly receive information and have the convenience and security of electronic delivery. Electronic communication is also environmentally friendly and will generate cost savings.
- The Chairman regularly meets major investors to understand their issues and concerns and discuss particular matters relating to Brambles' governance and strategy. No new material or price sensitive information is provided at such meetings. Other Non-executive Directors may attend meetings with major investors and will attend them if requested. The Chairman reports to the Board on the matters discussed at meetings with major investors, and copies of relevant correspondence are included in the Board papers. Copies of analysts' reports are also circulated to the Board.
- The Annual General Meetings provide an opportunity for the Board to communicate with investors and encourage their participation, through presentations on Brambles' businesses and current trading. Shareholders are encouraged to attend the Annual General Meetings and to use this opportunity to ask questions on any matter.
- To make better use of the limited time available, shareholders are invited to register questions and issues of concern prior to Annual General Meetings. This can be done either by completing the relevant form accompanying the notices convening the meetings or by emailing Brambles at shareholderquestions@brambles.com. Frequently asked questions and their answers are posted on the Brambles website. Shareholders may, of course, also ask questions at the Annual General Meeting without having registered their questions in this manner.

- Shareholders may electronically lodge their votes on items of business at the Annual General Meeting. The notice of meeting describes how this can be done.
- Copies of the speeches delivered by the Chairman and Chief Executive Officer to the Annual General Meetings, a summary of the proceedings of the meetings and the outcome of voting on the items of business, are posted on the Brambles website after the meetings.
- Live webcasts of the meetings are also transmitted via www.brambles.com.

3. Board of Directors

3.1 Role of the Board

The Board is responsible for overseeing the effective management and control of the Group on behalf of Brambles' shareholders, supervising executive management's conduct of the Group's affairs within a control and authority framework which is designed to enable risk to be prudently and effectively assessed and monitored. The Board is responsible for setting the Group's overall strategic objectives, facilitating the provision of appropriate financial and human resources to meet these objectives, and for reviewing executive management's performance.

The roles of the Chairman and executive management, led by the Chief Executive Officer, are separated and clearly defined:

- The Chairman, Don Argus AO, is responsible for leadership of the Board, setting the Board's agenda and conducting Board meetings, and for facilitating effective communication with shareholders and the conduct of shareholder meetings.
- Executive management, led by the Chief Executive Officer, David Turner until his retirement on 30 June 2007 and thereafter Mike Ihlein, has been delegated responsibility by the Board for the management of Brambles within the control and authority framework set by the Board. The levels of authority for management are periodically reviewed by the Board and are documented. The Chief Executive Officer is assisted by the Executive Leadership Team (previously the Executive Committee). Further details concerning the Executive Leadership Team are outlined in section 5.1.

The Non-executive Directors constructively challenge and assist in the development of strategy. They review the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. They have a prime role in appointing and, where necessary, recommending the removal of, Executive Directors, and in their succession planning.

The Board has delegated some of its responsibilities to the Audit, Nominations and Remuneration Committees. The Board is also supported by the Executive Leadership Team, the Group Risk Committee and the Corporate Social Responsibility Committee, which are management committees. Details of all these committees are set out in sections 4 and 5 below.

With the assistance of these Board and management committees, the Non-executive Directors satisfy themselves as to the integrity of financial information, and that financial controls and systems of risk management are robust. Through the Remuneration Committee, they also determine appropriate levels of remuneration of the Executive Directors.

The Chairman is responsible for facilitating the effective contribution of Non-executive Directors, who are to receive accurate, timely and clear information so that they may effectively discharge their duties and responsibilities. The Chairman is also responsible for facilitating constructive relations between Executive and Non-executive Directors. Where necessary, Directors seek clarification or request the provision of further information.

Directors may take independent professional advice at Brambles' expense in the furtherance of discharging their duties and responsibilities. None of the Directors availed themselves of this right during the year.

The structure of the Board ensures that no individual or group of individuals dominates the Board's decision-making process.

Directors are required to complete a declaration of interest form prior to their appointment. This form is tabled at the Board meeting to consider the appointment of the relevant Director. If their circumstances change or they acquire any office, property or interest which may conflict with their office as a Director of Brambles or the interests of Brambles, Directors are required to disclose its character and extent in writing at the next Board meeting. Directors are generally not entitled to attend any part of a Board meeting, or to vote on any matter in which they have a material personal interest unless the other Directors unanimously decide otherwise. In appropriate cases, Directors may be required to absent themselves from a meeting of the Board while such a matter is being considered.

The Chairman holds meetings with the Non-executive Directors from time to time, without the presence of the Executive Directors or other executives. The Non-executive Directors meet without the Chairman present at least annually to appraise the Chairman's performance, and on such other occasions as may be considered appropriate.

The Board has a schedule of matters specifically reserved to it for decision, a copy of which can be found on the Brambles website at www.brambles.com. This schedule includes, among other matters, the establishment of the Group's overall strategic direction and strategic plans for the major business units, the approval of budgets, financial objectives and policies, and significant capital expenditure, the approval of Brambles' financial statements and published reports, the establishment of Brambles' systems of internal control and risk management, and the appointment of key senior executives. The charters of the various Board committees also require certain matters to be approved by the Board including, among other matters, the executive remuneration policy and the appointment of the external auditors.

3.1 Role of the Board (continued)

The Board is assisted by the Company Secretary who, under the direction of the Chairman, is responsible for facilitating good information flows within the Board and its committees and between senior executives and Non-executive Directors, as well as the induction of new Directors and the ongoing professional development of all Directors. The Company Secretary is responsible for monitoring compliance with the Board's procedures and for advising the Board, through the Chairman, on all governance matters. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter for the Board.

The Company Secretary is Craig van der Laan, who is also Brambles' Senior Vice President – Legal and Mergers & Acquisitions. The qualifications and experience of Craig van der Laan are set out on page 19. He is a member of Brambles' Executive Leadership Team.

3.2 Board, Committee and Director performance review

Prior to the Board making any recommendation to shareholders with respect to the re-appointment of Directors, the Nominations Committee undertakes a process of reviewing their performance during the period in which they were a member of the Board and recommends to the Board whether they should be put forward for re-election.

During the year, the Board again undertook a review of the performance of the Board as a whole and each of its committees. The review was facilitated by an independent consultant and involved the completion of a detailed questionnaire by each of the Directors on matters relevant to the performance of the Board and its committees, followed by interviews with each of the Directors. The review was subsequently presented to, and reviewed by, the Board. It was also reviewed by the Nominations Committee when considering recommending to the Board whether to endorse those Directors standing for re-election.

The Board intends to carry out further performance reviews on an annual basis.

3.3 Composition of the Board

The Board consists of twelve members, with two Executive Directors (the Chief Executive Officer and the Chief Operating Officer, CHEP) and ten Non-executive Directors. The new Chief Financial Officer, upon commencement, will be appointed to the Board. David Turner and Hans-Olaf Henkel have indicated that they will retire as Directors at the conclusion of the AGM.

The biographies for each of the current Directors, shown on pages 30 and 31, indicate the breadth of their business, financial and international experience. This gives the Directors the range of skills, knowledge and experience essential to govern Brambles, including an understanding of the health, safety, environmental and community related issues which it faces. The Board considers that its current composition reflects an appropriate balance of Executive and Non-executive Directors.

Directors are appointed for an unspecified term, but are subject to election by shareholders at the first general meeting after their initial appointment by the Board. No member of the Board may serve for more than three years without being re-elected by shareholders. Re-appointment is not automatic. The Nominations Committee is responsible for considering the re-nomination of retiring Directors for re-election, having regard to the contribution of their individual skills and experience to the desired overall composition of the Board.

Brambles Limited's constitution provides that a Director who held the office of director of both BIL and BIP and was already appointed a Director of Brambles Limited at the Unification shall, for the purposes of determining that Director's first rotation period, be taken to have been appointed a Director of Brambles Limited from the earlier of the date that he or she was appointed a director of BIL and the date he or she was appointed a director of BIP. In this way, the rotation of Directors operates seamlessly and will not be affected by the Unification.

Letters of appointment, which are contracts for service but not contracts of employment, have been put in place with each of the Non-executive Directors. A copy of the standard letter of appointment used by Brambles can be found on the Brambles website at www.brambles.com. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

The names of the Directors in office at the date of this Report, the year of their most recent election by shareholders, their status as Executive or Non-executive Directors, whether the Board considers that they are independent Directors, whether they will retire and seek re-election at the AGM, and when they are next due for re-election, are set out in the table on page 51.

Prior to proposing their re-election, the Nominations Committee reviewed the performance of each Non-executive Director seeking re-election and satisfied itself that they continue to contribute effectively to the Board.

Further details are outlined in section 3.5.

3.4 Independence of Non-executive Directors

The Board has considered the independence of each of the Directors in office as at the date of the Directors' Report. A summary of the conclusions drawn by the Board in relation to each Director is set out in the table below. Having regard to its review, the Board considers that, except for David Turner, all Non-executive Directors are independent. In reaching this determination, the Board had regard to the independence criteria set out in Principle 2 of the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

A discussion of the potentially significant factors which the Board considered is as follows:

- Tenure – Prior to Unification, all Directors (except Dave Mezzanotte, who was appointed as a Director on 1 January 2007) were also directors of BIL and BIP. On Unification, BIL and BIP became wholly owned subsidiaries of Brambles Limited and, at that point, the Directors retired as directors of BIL and BIP (except for Mike Ihlein, who remained a Director of BIL for the entire year) and became Directors solely of Brambles Limited. For the purposes of considering whether the Directors are independent, the Board has, except in the circumstances specified below, taken into account the period during which an individual Director was also a director of BIL and BIP.

  Don Argus AO and Graham Kraehe AO were Directors of BIL since 1999 and 2000 respectively (both prior to and after the formation of the Brambles DLC) and BIP since 2001 (although Graham Kraehe was not a Director of BIL and BIP during the period March 2004 to December 2005). As indicated in the 2002 Annual Report, the Board considered that the formation of the Brambles DLC involved a fundamental change to the characteristics of, and issues faced by, the organisations from which it arose. In other words, a completely new economic enterprise was formed. Although at that time Don Argus and Graham Kraehe were associated with BIL, the Board considers that, for the purpose of considering whether they are independent, their association with BIL prior to formation of the DLC should not be taken into account.

- Retirement benefit – Don Argus was a party to a retirement benefit contract executed prior to the formation of the DLC. As indicated in the 2002 Annual Report, following the formation of the DLC, a decision was taken not to enter into any further retirement benefit contracts. Don Argus' retirement benefit contract was also amended to ensure that the amount of the retirement benefit was calculated by reference to the lower pre-DLC fees paid by BIL. On the Unification of the DLC, Don Argus retired as a Director of BIL and BIP. Under the terms of his retirement benefit contract, retirement from the Board of BIL in those circumstances entitled Don Argus to payment of his retirement benefit.

  Further details of these arrangements are provided in the Remuneration Report, on page 73. As indicated in the 2002 Annual Report, given the amendments which were made following the formation of the DLC, the Board does not consider that the existence of this contract compromised the independence of Don Argus.

Directors in office at the date of this Report

For the purposes of this table, the date of last election is the date the relevant Director was last elected to the Boards of BIL and BIP. The order in which Directors retire by rotation, having regard to the Unification, was described in section 3.3.

Name	Last elected	Executive or Non-executive	Independent	Retiring in 2007	Seeking re-election in 2007	Next due for re-election
D R Argus AO	2005	Non-executive	Yes	No	No	2008
A G Froggatt	2006	Non-executive	Yes	No	No	2009
D P Gosnell	2006	Non-executive	Yes	No	No	2009
H-O Henkel	2005	Non-executive	Yes	Yes	No	2008
M F Ihlein	2006	Executive	No	No	No	2009
S P Johns	2004	Non-executive	Yes	Yes	Yes	2007
S C H Kay	2006	Non-executive	Yes	No	No	2009
G J Kraehe AO	2006	Non-executive	Yes	No	No	2009
C L Mayhew	2005	Non-executive	Yes	Yes	Yes	2008
J Nasser AO	2004	Non-executive	Yes	Yes	Yes	2007
D J Turner	2006	Non-executive	No	Yes	No	2009
Directors appointed by the Board since the last shareholders meeting, who will be standing for election for the first time at the 2007 AGM						
D A Mezzanotte	–	Executive	No	–	–	–

3.5 Board succession planning and renewal

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level, and to keep the Board evergreen. This will require the Board periodically to assess the skills set necessary to meet Brambles' demands.

The Nominations Committee assists the Board in this process, which ordinarily involves the identification of the need for a new appointment and suitable candidates, the preparation of a brief including a description of the role and capabilities required, and the engagement of independent recruitment organisations. Further information concerning the Nominations Committee is set out in section 4.2.

Over the last several years, significant progress has been made in the ongoing process of Board renewal, with the appointment of one new Non-executive Director during the 2004 year: Jac Nasser AO; the appointment of two new Non-executive Directors during the 2005 year: Stephen Johns and Hans-Olaf Henkel; and the appointment of four new Non-executive Directors during the 2006 year: Luke Mayhew, Carolyn Kay, David Gosnell and Tony Froggatt. In addition, Graham Kraehe rejoined the Board as a Non-executive Director during the 2006 year. The Board will continue to seek over the coming years to appoint new members to succeed existing Directors as they retire, ensuring an appropriate balance of skills and experience.

3.6 Induction and ongoing professional development of Directors

Newly appointed Directors receive appropriate induction and training, specifically tailored to their needs. This includes, as appropriate, visits to operating sites, meetings with major shareholders and presentations on Brambles' businesses and functions by its business unit leaders and functional heads.

On an ongoing basis, Directors participate from time to time in various seminars and conferences held by industry and professional bodies. In addition, Board meetings regularly include sessions on recent developments in governance and corporate matters.

3.7 Board meetings

The Board holds scheduled Board meetings at least six times a year to review matters such as Brambles' financial performance, current trading, key business initiatives, and strategy, budget and business plans. The meetings are generally held over two days. The Board meets in Sydney and other locations, including operational sites, from time to time. Details of the number of Board and committee meetings held during the year, and attendance at those meetings by each of the Directors and committee members, are set out in the Directors' Report on page 82.

Presentations to the Board are frequently made by senior executives.

The Board recognises the importance of independent judgment and constructive debate on all issues under consideration.

3.8 Directors' remuneration

Details of remuneration, including retirement benefits, paid to the Directors are set out in the Remuneration Report on pages 63, 64, 67, 73 and 74.

4. Committees of the Board

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit Committee, the Nominations Committee and the Remuneration Committee. Other committees of the Board are formed from time to time to deal with specific matters.

Each of the Board's standing committees operates under a charter detailing its delegated authority from the Board. The charter of each committee can be found on the Brambles website at www.brambles.com.

Regular reports of the committees' activities are provided to the Board and minutes are circulated to all Directors.

4.1 Audit Committee

The objective and purpose of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities by:

- monitoring and reviewing:
  - the integrity of financial statements;
  - internal financial controls;
  - the objectivity and effectiveness of the internal auditors; and
  - the independence, objectivity and effectiveness of the external auditors;
- making recommendations to the Board in relation to the appointment of the external auditors, the approval of their remuneration and the terms of their engagement;
- reviewing and monitoring the policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external auditors; and
- reporting to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The Audit Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- reviewing, and challenging where necessary, the actions and judgment of management in relation to all regular financial reports and any other formal announcements relating to Brambles' financial performance prepared for release to the ASX, regulators and the public, including interim and annual financial reports, before making appropriate recommendations to the Board;
- reviewing the audit plans of the internal auditors, including the scope and materiality level of their audits, monitoring compliance with, and the effectiveness of, the audit plans of the internal auditors, reviewing reports from the internal auditors on their audit findings, management responses and action plans in relation to those findings, and reports from the internal auditors on the implementation of those action plans, and facilitating an open avenue of communication between the internal auditors, the external auditors and the Board;
- reviewing the audit plans of the external auditors, including the nature, scope, materiality level and procedures of their audits, monitoring compliance with, and the quality and effectiveness of, the audit plans of the external auditors, and reviewing reports from the external auditors in relation to their major audit findings, management responses and action plans in relation to those findings, and reports from the external auditors on the implementation of those action plans; and
- reviewing and recommending to the Board the fees payable to the external auditors, pre-approving the performance by the external auditors of any non-audit related work in accordance with the Board's policy, and any proposed fees to be paid to the external auditors for that work, and monitoring compliance with the Board's policy on the performance by the external auditors of non-audit related work.

The Committee is also responsible for ensuring that Brambles' policy on Speaking Up is properly communicated and complied with throughout Brambles, for monitoring that policy, and for ensuring that appropriate protection against victimisation and dismissal is given to Brambles employees who make certain disclosures in the public interest.

A copy of the Audit Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

In line with current best practice recommendations, the Audit Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Audit Committee, including details of their relevant qualifications, are as follows:

- Stephen Johns (Committee Chairman) had a long career as a senior Executive and Director of the Westfield Group, holding a number of positions including that of Finance Director from 1985 until 2002. He holds a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia.
- David Gosnell (appointed to the Committee on 19 September 2006) is the Managing Director of Global Supply and Procurement for Diageo plc. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England.
- Carolyn Kay (appointed to the Committee on 19 September 2006) is a Director of Commonwealth Bank and the Starlight Foundation and an External Board Member of Allens Arthur Robinson. She holds a Bachelor of Law and Arts degree from the University of Melbourne and a Graduate Diploma of Management from the AGSM. She is a Fellow of the Australian Institute of Company Directors.
- Graham Kraehe (appointed to the Committee on 19 September 2006) is the Non-executive Chairman of Bluescope Steel Limited and a member of the Board of the Reserve Bank of Australia. He was a Director of BIL from December 2000, and BIP from August 2001, until, in both cases, March 2004, when he retired due to his commitments as Chairman of National Australia Bank Limited. He has a Bachelor of Economics degree from Adelaide University.

Roy Brown and Sir David Lees retired as members of the Committee on 31 December 2006, when they also retired as Directors.

The Board considers that each of the members of the Audit Committee has recent and relevant financial experience and an understanding of accounting and financial issues relevant to the industries in which Brambles operates.

Details of Audit Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 82.

4.2 Nominations Committee

The objective and purpose of the Committee is to support and advise the Board in fulfilling its responsibilities to shareholders in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors.

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- assessing periodically the skills required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assessing the skills currently represented on the Board by the Directors to determine whether those current skills meet the required skills as identified;
- reviewing the structure, size and composition (including the balance of skills, knowledge and experience) of the Board and the effectiveness of the Board as a whole, and keeping under review the leadership needs of Brambles, both executive and non-executive, with a view to ensuring the continued ability of Brambles to compete effectively in the marketplace;
- preparing a description of the role and capabilities required for any Board appointment; identifying suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensuring that, in determining the process for the identification of suitable candidates for appointment:
  - a search is undertaken by an appropriately qualified independent third party acting on a brief prepared by the Committee which identifies the skills sought;
  - the search is international, extending to those countries in which candidates with the necessary skills would ordinarily be expected to be found; and
  - candidates are considered from a wide range of backgrounds;
- ensuring that, on appointment, Non-executive Directors receive a formal letter of appointment, setting out the time commitment and responsibility envisaged in the appointment;
- in relation to any re-appointment of a Non-executive Director on conclusion of their specified term of office, undertaking a process of review of the retiring Non-executive Director's performance during the period in which they have been a member of the Board;
- reviewing annually the time commitment required of Non-executive Directors and carrying out performance evaluations to assess whether the Non-executive Directors are devoting enough time to fulfil their duties; and
- giving full consideration to appropriate succession planning, satisfying itself that processes and plans are in place in relation to both Board (particularly for the key roles of Chairman and Chief Executive Officer) and other senior appointments.

A copy of the Nominations Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The members of the Nominations Committee are Don Argus (Committee Chairman), Stephen Johns (appointed to the Committee on 19 September 2006), Graham Kraehe (appointed to the Committee on 19 September 2006) and Jac Nasser AO. Mark Burrows and Sir David Lees retired as members of the Committee on 31 December 2006, when they also retired as Directors.

Details of Nominations Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 82.

4.3 Remuneration Committee

The objective and purpose of the Committee is to assist the Board in establishing remuneration policies and practices which:

- enable Brambles to attract and retain executives and Directors who will create value for shareholders;
- fairly and responsibly reward executives having regard to the performance of Brambles, the performance of the executive and the general remuneration environment; and
- comply with the provisions of the ASX Listing Rules and the Act.

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- determining and agreeing with the Board the broad policy for the remuneration of the Chief Executive Officer, the Chairman of the Board and other members of the senior executive team, and reviewing the ongoing appropriateness and relevance of the executive remuneration policy;
- determining the remuneration for the Executive Directors and the Company Secretary, reviewing the proposed remuneration for the senior executive team, ensuring that contractual terms on termination, and any payments made, are fair to the individual and Brambles, that failure is not rewarded and that the duty to mitigate loss is fully recognised, and, in determining such packages and arrangements, giving due regard to all relevant regulations and associated guidance;
- insofar as they impact on the Executive Directors and the senior executive team, approving the design of, and determining targets for, all cash-based executive incentive plans, and approving the total proposed payments from all such plans;
- keeping all equity based plans under review in the light of legislative, regulatory and market developments, determining each year whether awards will be made under such plans and whether there are exceptional circumstances which allow awards at other times, approving total proposed awards under each plan, and approving awards to Executive Directors and reviewing awards made to the senior executive team;

- annually reviewing and taking account of the remuneration trends across Brambles in its main markets; and advising on any major changes in employee benefit structures throughout Brambles;
- reviewing the funding and performance of Brambles' retirement plans and reporting to the Board; and
- selecting, appointing and setting the terms of reference for external remuneration consultants who advise the Committee in respect of the remuneration of the Executive Directors.

A copy of the Remuneration Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The Remuneration Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Remuneration Committee are Luke Mayhew (Committee Chairman), Don Argus (appointed to the Committee on 1 January 2007), Tony Froggatt (appointed to the Committee on 19 September 2006), Hans-Olaf Henkel (appointed to the Committee on 19 September 2006) and Jac Nasser. Mark Burrows retired from the Committee on 31 December 2006, when he also retired as a Director.

The Committee meets at least three times a year. Details of Remuneration Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 82. Details of Brambles' remuneration policy can be found in the Remuneration Report on pages 58 to 60.

5. Management committees

5.1 Executive Leadership Team

The Brambles Executive Leadership Team (previously Executive Committee) assists in developing and implementing Brambles' strategic direction, and ensuring its resources are well managed. The Team has a range of responsibilities, which include:

- reviewing business and corporate strategies;
- formulating major policies in areas such as succession planning and talent management, human resources management, information technology, risk management, communications, and post-investment project reviews;
- leading initiatives which may from time to time vary but now include:
  - Zero Harm;
  - diversity;
  - quality; and
  - customer listen and act; and
- leading the implementation of change processes.

Minutes of meetings of the Team are circulated to the Board.

The members of the Team are Mike Ihlein (Chief Executive Officer and Committee Chairman), Dave Mezzanotte (Chief Operating Officer, CHEP), Elton Potts (President and Chief Executive Officer, Recall) and Craig van der Laan (Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary). The new Chief Financial Officer of Brambles, upon commencement, will become a member of the Team.

David Turner was a member and Chairman of the Executive Committee during the year until his retirement as Chief Executive Officer on 30 June 2007. Mark Luby, Jean-Louis Laurent, Al Trujillo, Tom Brown, and Paul Martinez were members of the Committee during the year until they left Brambles on 7 July 2006, 31 August 2006, 13 May 2007, 18 May 2007 and 31 May 2007 respectively.

5.2 Group Risk Committee

The Group Risk Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by establishing, monitoring and reviewing internal control and risk management systems to safeguard shareholders' investment and Brambles' assets, ensuring compliance with, reviewing the effectiveness of, and continuously monitoring Brambles' internal control systems, and reporting to the Board on a regular basis.

Based on its review work, the Committee also prepares and submits to the Board a statement on internal control covering the previous year for inclusion in Brambles' annual report and accounts, in compliance with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations and with other best practice.

The Committee members are Mike Ihlein (Chief Executive Officer and Committee Chairman), Craig van der Laan (Senior Vice President - Legal and Mergers & Acquisitions and Company Secretary), key managers from each business unit and senior executives from Brambles' risk management, legal and internal audit functions. The new Chief Financial Officer, upon commencement, will become a member and Chairman of the Committee, replacing Mike Ihlein.

A copy of the Group Risk Committee's charter can be found on the Brambles website at www.brambles.com.

5.3 Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee assists the Board in providing leadership in the area of corporate social responsibility (**CSR**). Its activities have included consulting with stakeholders, the development of Brambles' CSR framework and policy, benchmarking through public indices such as DJSI and FTSE4Good Index and the regular review and monitoring of Brambles' CSR performance.

Following the divestments of the Cleanaway, Brambles Industrial Services and Regional Businesses (reported in the 2006 Annual Report) and the Unification, the function and role of this Committee is being reviewed.

The members of the Committee are Mike Ihlein (Chief Executive Officer and Committee Chairman), Craig van der Laan (Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary) and senior executives from Brambles' risk management, communications and legal functions. Other senior executives, particularly the Head of Investor Relations, are also invited to attend as appropriate.

6. Accountability and audit

6.1 Internal control and risk management

The Board has overall responsibility for Brambles' systems of internal control, supported by management, and in particular by the Group Risk Committee, the Audit Committee and internal audit. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to limiting the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable, and not absolute, assurance against the risk of material loss.

Key elements of Brambles' internal control systems include:

- a Code of Conduct that sets out an ethical and legal framework for all employees in the conduct of Brambles' business;
- financial systems to provide timely, relevant and reliable information to management and to the Board;
- appropriate formalised delegations and limits of authority consistent with Brambles' objectives;
- annual management declarations confirming, among other matters, the adequacy of internal control procedures and compliance with all regulatory and statutory requirements;
- an internal audit function to provide assurance on the robustness of the ongoing internal control environment; and
- other sources of independent assurance, such as environmental audits, occupational health and safety audits and reports from the external auditors.

During the year, the Board reviewed the effectiveness of the internal control systems and risk management and will continue to do so on an ongoing basis by:

- considering and approving the budget and forward plan of each business;
- reviewing detailed monthly reports on business performance and trends;
- setting limits on delegated authority;
- receiving regular reports on Brambles' treasury activities, and reviewing treasury guidelines, limits and controls;
- receiving reports from the Group Risk Committee, which has a broad responsibility to assist the Board in monitoring and reviewing internal control and risk management systems; and
- receiving reports from the Audit Committee, which has a responsibility to assist the Board in reviewing internal financial controls.

The key elements of Brambles' business risk management systems are set out below:

Risk control – risks to the achievement of business objectives are identified through a process of examination between Brambles' risk management team and functional process-owners. The identified risks are assessed in facilitated workshops in terms of their underlying causes, business consequences, external variables and controllability, current internal control effectiveness, likelihood of occurrence and overall risk priority. The resulting risk and control profiles are presented to the Board, together with a risk improvement program designed to increase the effectiveness of controls and manage the overall level of risk. This process forms part of the Board's annual review of the effectiveness of the systems of internal control.

Risk monitoring – in addition to regular monitoring by the Group Risk Committee, risks and controls are reassessed by management on a biannual basis and reported to the Board along with details of progress in implementing the risk improvement program. The effectiveness of the specific risk controls and risk improvement programs are also periodically reviewed by internal audit, and the results reported to the Group Risk Committee and the Board.

6.2 External audit

PricewaterhouseCoopers has been engaged by the Board to act as external auditors to Brambles since the 2002 financial year. Under the terms of engagement, the Australian audit engagement partner will rotate every five years.

The Audit Committee is responsible for making recommendations on the appointment, evaluation and dismissal of external auditors, setting fees and reviewing the independence and objectivity of the external auditors.

The Board remains committed to its policy relating to the performance of non-audit work by external auditors, so as to safeguard the external auditors' objectivity and independence. This is achieved by prohibiting non-audit work where independence may be compromised or conflicts arise. Prior consultation with, and approval of, the Audit Committee is required wherever management recommends that the external auditors undertake non-audit work. Management consultancy, information technology implementation and specialist internal audit work will not be performed by the external auditors.

Details of the amounts paid to the external auditors during the year for audit and non-audit services are set out in Note 34 on page 152.

7. Share ownership and dealing

Details of Brambles Limited shares held by Directors are set out on pages 71 and 75. The Board has put in place policies covering dealings in securities by Directors, senior executives and individuals located in Brambles' headquarters. These are contained in a Securities Trading Policy, a copy of which can be found on the Brambles website at www.brambles.com.

The policy is designed to ensure that shareholders, customers and the international business community have confidence that Brambles' Directors and senior executives are expected to comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

Under this policy, Directors and relevant employees are required to obtain approval before dealing in Brambles Limited's securities, and are prohibited from such dealing at certain times, other than in exceptional circumstances, and then only where the relevant person declares that he or she does not possess any price sensitive, non-public information.

Any dealings in Brambles Limited shares by a Director or a member of the Brambles Executive Leadership Team are reported to Brambles within two business days of effecting such dealings. The ASX and a UK regulatory information service are notified of these transactions within applicable time limits.

8. Corporate social responsibility

Brambles is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which Brambles' businesses operate.

A Corporate Social Responsibility Report addressing these issues can be found on pages 32 to 43, and on the Brambles website at www.brambles.com.

9. Brambles Code of Conduct

Brambles has a Code of Conduct, which provides an ethical and legal framework for all employees in the conduct of Brambles' business. The Code of Conduct defines how Brambles relates to its shareholders, employees, customers, suppliers and the community. Further details of the content of the Code of Conduct are set out in the Corporate Social Responsibility Report. A copy of the Code of Conduct can be found on the Brambles website at www.brambles.com.

10. ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations

The Board considers that, during the year and as at the date of the Directors' Report, Brambles was in compliance in all material respects with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

The Board will continue to take steps it considers appropriate to ensure Brambles' compliance with the relevant governance requirements, including those arising under the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations, 2nd Edition, which takes effect on 1 January 2008.

Contents

1. Introduction
2. Remuneration Committee
3. Remuneration policy and structure
4. Performance of Brambles
5. Executive Directors and Disclosable Executives
6. Non-executive Directors' disclosures
7. Appendices

1. Introduction

This Remuneration Report includes information on Brambles' Executive Directors, Non-executive Directors, and other Group executives whose details are required to be disclosed (**Disclosable Executives**).

The Disclosable Executives include those persons having authority and responsibility for planning, directing and controlling the activities of the Group, and who, for some or all of the year ending 30 June 2007 (**Year**), have been a member of the Executive Leadership Team (previously the Executive Committee) of Brambles (**Key Management Personnel**), as well as the five most highly paid executives of each of Brambles Limited and the Group (**Other Senior Executives**).

This report includes all disclosures required by the Act, regulations made under that Act, and Australian Accounting Standard AASB 124: Related Party Disclosures. The disclosures required by AASB 124 have been audited. Disclosures required by the Act cover both Brambles Limited and the Group.

2. Remuneration Committee

The Remuneration Committee (**Committee**) operates under delegated authority from Brambles' Board. The Committee's activities are governed by its Charter, which is available on the Brambles website www.brambles.com. The Committee's responsibilities include recommending overall remuneration policy to the Board, approving the remuneration arrangements for both the Executive Directors and the Company Secretary and reviewing the remuneration policy and individual arrangements for other senior managers.

Details of the membership of the Committee can be found on page 55.

A full list of the advisers who provided data or consulting services to the Committee during the Year, together with details of other services provided by them to the Group, can be found on the Brambles website www.brambles.com/BXB/content/corpgov_committees_remun.html.

3. Remuneration policy and structure

The Board has adopted a remuneration policy for the Group which is consistent with its business objectives and designed to attract and retain high calibre executives, align executive rewards with the creation of shareholder value and motivate executives to achieve challenging performance levels.

The Board's policy is that service contracts for the Group's senior managers should have no fixed term but should be capable of termination on a maximum of 12 months' notice, with the employing company retaining the right to terminate the contract immediately by making a payment equal to no more than 12 months' pay in lieu of notice. Some executives (but not the Executive Directors) have pre-existing service contracts that contain notice periods that exceed 12 months, or are based in countries where higher severance terms apply.

When setting and reviewing remuneration levels for the Executive Directors and other members of the Executive Leadership Team, the Committee considers the experience, responsibilities and performance of the individual and takes account of market data relevant to the individual's role and location, as well as Brambles' size, geographic spread and complexity. The Group's remuneration policy is to pay at the median level of remuneration for target capability and performance and to provide upper quartile rewards for outstanding capability and performance.

Remuneration is divided into those components which are not directly linked to such performance (that is, they are "**Fixed**"), and those components which are variable and are directly linked to Brambles' financial performance (that is, they are "**At Risk**").

3.1 Fixed remuneration

Fixed remuneration generally consists of base salary and benefits. However, the Executive Directors and certain other managers based in Australia are provided with an annual Total Fixed Remuneration (**TFR**) amount and have flexibility as to the precise mixture of cash and benefits they receive within that amount. These benefits are provided at cost and are inclusive of any Fringe Benefits Tax (**FBT**) incurred by the relevant employing company. They may include motor vehicles, health care, and disability and life insurance. Senior managers who are not covered by TFR may receive similar benefits in addition to their base salary.

Some retirement benefits are delivered under defined benefit plans. The Board considers that defined benefit pension plans have the potential to create an unreasonable financial burden on the Group. No new members will therefore be admitted to such plans, save in exceptional circumstances. The Directors do not participate in company-sponsored defined benefit pension plans.

As an international group, Brambles operates an international mobility policy which can include the provision of housing, payment of relocation costs and other location adjustment expenses where appropriate. David Turner received some of these benefits during the Year (see Section 5.3 for details).

3.2 At Risk remuneration

In addition to those elements of remuneration which are Fixed, a significant element of senior managers' total potential reward is required to be At Risk. This means that an individual's maximum potential remuneration may be achieved only in circumstances where they have met challenging objectives which contribute to Brambles' overall profitability and performance for the benefit of all shareholders.

At Risk remuneration is provided to Brambles' senior managers through short term incentive (**STI**) and long term incentive (**LTI**) arrangements. All the incentive plans under which awards to Executive Directors and the Disclosable Executives are still to vest or be exercised are summarised either in the table below or in Sections 7.2 or 7.3.

Brambles' current incentive arrangements were approved by shareholders, with a 98.99% vote in favour, at the 2006 Extraordinary General Meetings of BIL and BIP, prior to Unification.

The current arrangements are very similar to those in place for the previous two years, and conform to Australian corporate governance guidelines and best practice. They include four different types of award, the key features of which are summarised below. (References to "TSR" are references to Total Shareholder Return, which measures the returns that a company has provided for its shareholders, reflecting share price movements and reinvestment of dividends over a specified period.)

	Nature of award	**Size of award**	**Vesting conditions**	**Vesting schedule**	**Performance/ vesting period**	**Life of award**
STI Cash Award	Cash	Based on performance against Key Performance Indicators (KPIs) for the financial year just ended	N/A	N/A	N/A	N/A
STI Share Award	Share rights	Up to 100% of size of STI Cash Award[1]	Time	100% vests based on continued employment	Three years	Maximum of six years
Enhanced STI Share Award	Share rights	Up to 50% of size of STI Share Award	Time and TSR performance relative to the S&P/ASX100	4% vesting if TSR is ranked 37th out of 100 companies. 100% vesting if 25th or better[2]	Three years	Maximum of six years
LTI Award	Share rights	% of salary/TFR	Time and TSR performance relative to the S&P/ASX100	30% vesting if TSR is ranked 50th out of 100 companies. 100% vesting if 25th or better[2]	Three years	Maximum of six years

3.2 At Risk remuneration (continued)

The manner in which the awards operate is summarised below:


Equity award date
Normally 30 August
Vesting date
(3rd anniversary of equity award date)
STI Cash Award
Size determined by performance against KPIs for Financial Year just ended.
STI Share Award
Size normally derived from size of STI Cash Award.
Awards vest subject to continued employment at 3rd anniversary of grant.
Enhanced STI Share Award
Up to 50% of size of corresponding STI Share Award.
Awards vest subject to continued employment at 3rd anniversary of grant, and relative TSR ranking of between 37th and 25th out of 100 over Performance Period.*
LTI Award
Size calculated as % of salary/TFR
Awards vest subject to continued employment at 3rd anniversary of grant, and relative TSR ranking of between 50th and 25th out of 100 over Performance Period.*
Start of Financial Year 1
End of Financial Year 3
*Performance Period
Vesting depends upon relative TSR ranking during three months prior to start of this period, compared with that during final three months of this period.

The market value at the date of grant of all equity awards made to any person in any financial year should not normally (and did not during the Year) exceed two times their TFR. The Committee may, however, increase this limit to three times TFR in exceptional circumstances.

During the Year, 82 individuals below the senior management level were nominated to receive an equity award on a one-off, selective basis, with each receiving an STI Share Award over 5,000 shares. This was to recognise superior individual performance and/or to retain individuals who are of particular value to the Group due to their potential and/or their skills and knowledge. It is planned to make similar awards during the year ending 30 June 2008.

More detailed information on Brambles' current incentive arrangements is set out in Section 4, and in the plan rules, which can be found on Brambles' website at www.brambles.com/BXB/content/corpgov_committees_remun.html.

After Unification, the Committee commenced a review of Brambles' reward strategy with the aim of ensuring that it continues to support both the Group's business objectives and the interests of shareholders. While this review is ongoing, any changes are likely to be evolutionary in nature, building on the strengths of Brambles' existing arrangements which received widespread shareholder support in 2004 and again in 2006. Shareholder approval will be sought for any changes as appropriate.

4. Performance of Brambles

Brambles' remuneration policy is directly linked to its performance, both in terms of earnings and the creation of shareholder wealth. This link is achieved in the following ways:

- by placing a significant portion of executives' remuneration At Risk;
- by selecting appropriate Key Performance Indicators (**KPIs**) for annual STI Cash Awards and performance conditions for equity awards; and
- by requiring those KPIs or conditions to be met in order for the At Risk component of reward to be awarded or to vest.

4.1 STI Key Performance Indicators

As outlined in Section 3.2, senior managers have the opportunity to receive an annual STI Cash Award based on performance against KPIs. The KPIs chosen for the years ending 30 June 2007 and 2008 (in addition to an individual's personal and safety objectives) were Brambles Value Added (**BVA**), plus (for members of the Executive Leadership Team) Profit After Tax (**PAT**) and Cash Flow From Operations (**CFO**).

A focus on BVA helps ensure the efficient use of capital within Brambles, PAT captures interest and tax charges which are not directly incorporated in BVA, and CFO is a key measure of a company's ability to pay dividends and pursue growth opportunities, and is used by many analysts as a basis for valuing companies.

The key levels of performance possible against each of the financial KPIs relevant to the STI awards for the Year were: **Threshold** (the minimum necessary to qualify for the awards); **Target** (where the performance targets have been met); and **Maximum** (where the targets have been exceeded, and the related rewards have reached their upper limit).

The actual levels of performance achieved for the Year against the financial KPIs are summarised in the table below. These outcomes determined the level of this Year's STI Cash Awards to the Executive Directors. STI Cash Awards to other Disclosable Executives were determined by performance against similar KPIs, but in some cases those KPIs related to relevant business units below the Group level.

KPIs	Level of performance achieved during the Year[3]
Brambles BVA	Between Target and Maximum
Brambles CFO	Between Target and Maximum
Brambles PAT	Between Target and Maximum
CHEP BVA	Between Target and Maximum
Recall BVA	Between Threshold and Target

4.2 Equity award vesting conditions

As outlined in Section 3.2, senior managers also have the opportunity to receive equity awards in the form of STI Share Awards, Enhanced STI Share Awards and LTI Awards. The vesting of all three types of equity award normally only occurs three years from the date of award. The vesting of Enhanced STI Share Awards and LTI Awards also depends on Brambles' TSR ranking relative to the S&P/ASX100 over a three year Performance Period in accordance with the vesting schedules described in Section 3.2. A relative TSR performance condition helps ensure that value is only delivered to participants if the investment return actually received by Brambles' shareholders is sufficiently high relative to the return they could have received by investing in a portfolio of alternative stocks over the same period. Vesting is also conditional on the Board being satisfied that the financial performance of Brambles over the Performance Period has been at an acceptable level.

Under the 2006 Share Plan, TSR calculations are normally based on average daily closing share prices in the three months immediately preceding the start and end of the three year Performance Period. Due to the process of Unification, the awards which would normally have been made on 30 August 2006 were deferred until 19 January 2007. In order to minimise the impact of any share price volatility immediately after Unification, the TSR base for these awards (against which subsequent performance will be measured) was calculated as the average over all the trading days from 2 January 2007 to 20 February 2007 inclusive. The Performance Period for these awards will therefore be shorter than the usual three years, and will run from 21 February 2007 to 30 June 2009.

Details of the executive equity awards which were made between 1 August 2001 and 30 June 2006 are set out in Section 7.3. The vesting of these awards was subject variously to performance conditions based on earnings per share (**EPS**), compound annual growth rate (**CAGR**), or relative TSR ranking[4].

The following tables illustrate the relationship between Brambles' remuneration policy and performance, showing the level of vesting of equity awards triggered by performance over various periods to 30 June 2006 and to 30 June 2007. In the case of awards which have not yet reached their earliest testing date, the level of vesting shown is that which would be triggered if the current level of performance were maintained until testing.

4.2 Equity award vesting conditions (continued)

4.2.1 EPS CAGR performance – awards under 2001 Share Plans

Awards under the 2001 Share Plans are subject to performance hurdles based on compound annual growth (**CAGR**) in earnings per share (**EPS**). The following table details, for awards made during the financial years indicated, the performance against the applicable hurdle for the periods indicated.

			Period to 30 June 2006		Period to 30 June 2007	
Awards made during year	**Performance condition**	**Start of performance period**	**CAGR performance (p.a.)**	**Vesting triggered (as % of original award)**	**CAGR performance (p.a.)**	**Vesting triggered (as % of original award)**
2002[5]	EPS CAGR	1 Aug 2001	8.7%	40.9%	11.1%	63.4%
2003[5]	EPS CAGR	1 Jul 2002	11.9%	70.9%	14.2%	92.5%
2004[5]	EPS CAGR	1 Jul 2003	20.7%	100%	N/A	N/A

See Section 7.2 for further information on the calculation of EPS for historical awards.

4.2.2 Relative TSR performance – awards under 2001 Option Plans and 2004 and 2006 Share Plans

Awards under the above Option and Share Plans are subject to performance hurdles based on relative TSR. The following table details, for awards made during the financial years indicated, the performance against the applicable hurdle for the periods indicated.

			Period to 30 June 2006		Period to 30 June 2007	
Awards made during year	**Performance condition**	**Start of performance period**	**Ranking performance (out of 100)**	**Vesting triggered (% of original award)**	**CAGR performance (p.a.)**	**Vesting triggered (% of original award)**
2002[6]	Relative TSR[8]	1 Aug 2001	58.25[8]	0%	58.8[8]	0%
2003[6]	Relative TSR[8]	1 Jul 2002	61[8]	0%	60.5[8]	0%
2004[6]	Relative TSR[8]	1 Jul 2003	17.75[8]	100%	N/A	N/A
2005[7]	Relative TSR[9]	1 Jul 2004	14[9]	N/A	17.4[9]	100% Enhanced STI Awards 100% LTI Awards

The following table provides similar details for awards which have yet to be tested.

				Period to 30 June 2007
Awards made during year	**Performance condition**	**Start of performance period**	**Ranking performance (out of 100)**	**Vesting if current performance is maintained until earliest testing date (% of original award)**
2006[10]	Relative TSR[11]	1 Jul 2005	31.5[11]	36% Enhanced STI Awards 47% LTI Awards
2007[10]	Relative TSR[11]	21 Feb 2007	88[11]	0% Enhanced STI Awards 0% LTI Awards

5. Executive Directors and Disclosable Executives

5.1 Executive Director changes

5.1.1 D J Turner

David Turner retired as Brambles' Chief Executive Officer on 30 June 2007. He will, however, remain on the Board as a Non-executive Director until the conclusion of the AGM, in order to facilitate an orderly handover to Mike Ihlein as his successor.

The material terms of David Turner's retirement arrangements are outlined below.

On cessation of his employment, David Turner was paid an amount in cash equal to the sum of the following:

(a) an estimate of the sum which would have been paid to him in September 2007 pursuant to his STI Cash Award for the Year; and

(b) an estimate of the aggregate face value of the shares subject to the award which would otherwise have been made to him in September 2007 pursuant to his STI Share Award for the Year.

The two amounts in (a) and (b) were identical, and will be adjusted based on the audited final results for the Year. David Turner will receive no compensation in respect of either the anticipated Enhanced STI Share Award or LTI Award for the Year which would otherwise have been made to him if he had remained employed.

In addition to these payments, the following terms were agreed with David Turner:

- David Turner will be afforded good leaver[12] treatment in respect of his previously granted awards under Brambles' 2001 Option Plans and the 2001, 2004 and 2006 Share Plans.
- David Turner was paid an amount on account of accrued but untaken annual leave. The tax equalisation provisions under David Turner's Service Agreement were applied to this payment and the balance of his TFR up to the date on which his employment ceased as Chief Executive Officer.
- Brambles will pay up to £25,000 towards costs that David Turner incurs in obtaining taxation advice and in relation to the preparation of taxation returns for fiscal periods up to and ending on 30 June 2008.
- Brambles will reimburse David Turner for reasonable costs that he incurs, up to a maximum of A$10,000, in shipping personal effects from Australia to the United Kingdom prior to 31 December 2007.
- Following cessation of his employment as Chief Executive Officer, neither David Turner nor any person engaged by him, nor any corporation in which he is concerned will, directly or indirectly, anywhere in the world, for a period of two years undertake any work or otherwise be engaged by or involved in:

  (a) any business in competition with or of a similar nature to CHEP and/or Recall; or

  (b) any business, if and to the extent that him doing so would result in Brambles breaching non-competition undertakings that it has given to purchasers of businesses divested as part of its restructuring since October 2005.

  This will not prevent David Turner from holding a relevant interest in not more than 5% in aggregate of any class of issued shares or securities of any listed corporation or other entity which is listed or traded on a stock exchange.

- With effect from 1 July 2007, until his retirement from the Board as a Non-executive Director, David Turner will only receive those benefits which are normally payable to a Non-executive Director of Brambles.

5.1.2 M F Ihlein

Mike Ihlein was appointed by the Board to succeed David Turner as Chief Executive Officer, and commenced in that role on 1 July 2007.

The material terms of Mike Ihlein's employment arrangements as Chief Executive Officer are outlined below.

With effect from 1 July 2007, Mike Ihlein receives an annual TFR of A$2,250,000. This is subject to annual review.

Mike Ihlein will participate in Brambles' STI arrangements. In respect of each financial year commencing on and from 1 July 2007, he will receive an STI Cash award, the cash opportunity under which will be 45% of TFR at target and 67% of TFR at maximum.

Mike Ihlein will also participate in Brambles' LTI arrangements, currently provided under the 2006 Share Plan. Mike Ihlein will receive in respect of each financial year commencing on and from 1 July 2007:

- an STI Award of share rights, the Brambles shares subject to which will have a market value, calculated as at the date of grant, equal to the STI Cash Award referable to that financial year;
- an Enhanced STI Award of share rights, the Brambles shares subject to which will have a market value, calculated as at the date of grant, equal to 22.5% of TFR, which may be increased to 33.5% at maximum; and
- an LTI Award of share rights, the Brambles shares subject to which will have a market value, calculated as at the date of grant, equal to 88% of TFR.

In the event of Mike Ihlein's death, his estate will be entitled to a payment equal to 1.3 times his TFR.

5.1 Executive Director changes (continued)

5.1.3 D A Mezzanotte

Dave Mezzanotte was appointed to the Brambles Board as an Executive Director with effect from 1 January 2007.

On 7 August 2007, Dave Mezzanotte entered into an agreement under which he will remain with the Group until 30 June 2008, in order to facilitate a smooth and effective transition to the new CHEP management structure announced on that date. At the end of that period, or at an earlier date determined by Brambles at its discretion, Dave Mezzanotte's employment will come to an end, and he will cease to hold office as a Director of Brambles.

The material terms of Dave Mezzanotte's employment arrangements, as amended by the agreement entered into on 7 August 2007, are outlined below.

During the year, Dave Mezzanotte received a base salary of US$735,000. Effective 1 July 2007, Dave Mezzanotte receives a base salary of US$800,000.

Dave Mezzanotte will receive his normal STI Cash Award for the Year, and for the year ending 30 June 2008 (pro-rated for his period of service during that year). He will not receive an STI Share Award, Enhanced STI Award or LTI Award for the Year or for the year ending 30 June 2008. Dave Mezzanotte will instead be paid an amount in cash equal to the face value of the STI Share Awards which would have been made to him for each of those years, together with an additional payment of US$200,000, if he remains employed until 30 June 2008.

Dave Mezzanotte will be afforded good leaver[12] treatment in respect of his previously granted awards under Brambles' 2004 and 2006 Share Plans.

On the termination of his employment pursuant to the agreement dated 7 August 2007, Dave Mezzanotte will receive a payment equal to US$800,000 in lieu of notice. Dave Mezzanotte will also receive outplacement services, insurance benefits, and other standard benefits and payments, including cash payments for health and life insurance, and car allowance.

Following cessation of his employment, neither Dave Mezzanotte nor any person engaged by him, nor any corporation in which he is concerned, will directly or indirectly, anywhere in the world, for a period of two years undertake any work or otherwise be engaged by or involved in:

(a) any business in competition with or of a similar nature to CHEP and/or Recall; or

(b) any business, if and to the extent that him doing so would result in Brambles breaching non-competition undertakings that it has given to purchasers of businesses divested as part of its restructuring.

This will not prevent Dave Mezzanotte from holding a relevant interest in not more than 1% in aggregate of any class of issued shares or securities of any listed corporation or other entity which is listed or traded on a stock exchange.

5.2 Service contracts

Name and role(s)	Contract type and any special terms	Salary/TFR	Other directorships & associated fees	Termination	Pension
Executive Directors					
D J Turner Chief Executive Officer, Brambles, to 30 June 2007.	Continuing contract terminated by reason of retirement on 30 June 2007. See Section 6 for terms applicable as a Non-executive Director from 1 July 2007.	TFR of £1,190,335 from 1 July 2006 until retirement as Chief Executive Officer on 30 June 2007.	Permitted to act as a non-executive director of the Commonwealth Bank of Australia with effect from 1 August 2006 and to retain the fees from that appointment, being A$183,389 for the Year.	Termination benefits disclosed in Sections 5.1.1 and 5.3.	TFR amount includes any pension contributions.
M F Ihlein Chief Financial Officer, Brambles, to 30 June 2007. Chief Executive Officer, Brambles, from 1 July 2007.	Continuing contract subject to the laws of New South Wales.	TFR of A$1,811,250 until 30 June 2007. Increased to A$2,250,000 with effect from 1 July 2007 on appointment as Chief Executive Officer.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to TFR only. Contract requires that any termination payments made would be reduced by any value to be received under any new employment.	TFR amount includes any pension contributions.
D A Mezzanotte Chief Operating Officer, CHEP. Appointed Executive Director of Brambles from 1 January 2007.	Continuing contract subject to the laws of Florida and subject to the retention and severance arrangements outlined in Section 5.1.3.	Salary of US$735,000 until 30 June 2007. Increased to US$800,000 with effect from 1 July 2007.	–	May be terminated without cause, by employer at any time. Dave Mezzanotte is obligated to work until 30 June 2008, if required. Dave Mezzanotte's severance payments are reduced significantly if he unilaterally terminates his employment prior to 30 June 2008. See Section 5.1.3 for further details of retention and severance arrangements.	Defined contribution arrangements, the costs of which are disclosed in Section 5.3.

5.2 Service contracts (continued)

Name and role(s)	Contract type and any special terms	Salary/TFR	Other directorships & associated fees	Termination	Pension
Current Key Management Personnel					
C A van der Laan Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary, Brambles.	Continuing contract. Entitled to annual awards under the 2004 Share Plans on the basis of the participation levels used for the grants made to him on 24 November 2004. On death, estate entitled to 0.5 times TFR amount and 0.5 times average annual STI paid to him over the three previous years.	TFR amount of A$849,172 as at 30 June 2007.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual TFR and average STI Cash Award payment over previous three years.	TFR amount includes any pension contributions.
E E Potts CHEP USA Senior Vice President-Asset Management to 31 December 2006. Chief Operating Officer Recall Corporation from 1 January 2007 to 15 April 2007. President and Chief Operating Officer Recall Corporation from 16 April 2007.	Continuing contract.	Salary of US$267,000 as at 31 December 2006. Salary of US$330,000 as at 15 April 2007. Salary of US$425,000 as at 16 April 2007.	–	May be terminated without cause by employer giving 12 months' notice or by the employee giving six months notice. Payments in lieu of notice calculated by reference to annual base salary and health insurance benefits, with a right of offset should he obtain other employment.	Defined contribution arrangement, the costs of which are disclosed in Section 5.3.
Former Key Management Personnel					
T F Brown Senior Vice President – Human Resources, Brambles, until 18 May 2007.	Ceased employment on 18 May 2007.	TFR amount of A$859,950 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	TFR amount includes any pension contributions.
J-L Laurent President, Brambles Industrial Services, and Cleanaway UK & Asia Pacific, until 31 August 2006.	Ceased employment on 31 August 2006.	Basic remuneration (from all sources within the Group) of €676,000 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	Final salary pension promise fully provided for through insurance arrangements.
P G Martinez Senior Vice President – Strategy & Information Technology, Brambles, until 31 May 2007.	Ceased employment on 31 May 2007.	TFR amount of A$869,541 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	TFR amount includes any pension contributions.
A Trujillo President & CEO, Recall to 13 May 2007.	Ceased employment on 13 May 2007.	Base salary of US$483,000 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	Defined contribution arrangements.

Name and role(s)	Contract type and any special terms	Salary/TFR	Other directorships & associated fees	Termination	Pension
Other Senior Executive					
C M Lai Managing Director – Cleanaway Asia until 30 April 2007.	Ceased employment on 30 April 2007.	Base salary of SG$534,000 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	20% pension payment calculated on base salary. Compulsory employer contributions paid into Singapore Central Provident Fund (CPF) up to the maximum capped amount and the remainder paid as a cash pension allowance.

5.3 Total remuneration and benefits for the Year

The following table shows details of the total remuneration and benefits provided to the Executive Directors and the Disclosable Executives for the Year, together with prior year comparators. The TFR amounts shown for the Australian-based executives are those to which they were entitled for the Year, and which they elected to receive in a combination of one or more of the following elements: cash salary payments; Directors' fees[14]; pension contributions; and motor vehicle benefits.

US$'000		Short term employee benefits			Post employment benefits	Other			Share based payment	
Name	Year	Cash/ salary/ TFR/fees	Cash bonus	Non-monetary benefits	Super-annuation	Termination/ sign-on payments/ retirement benefits	Other	Total before equity	Options/ awards[15]	Total
Executive Directors										
D J Turner	2007	2,313	–	712[13]	–	3,121[17]	–	6,146	4,868	11,014
	2006	2,122	1,336	797[13]	–	–	–	4,255	1,972	6,227
M F Ihlein	2007	1,406	1,261[18]	5[13]	–	–	–	2,672	1,111	3,783
	2006	1,301	672	8[13]	–	–	–	1,981	769	2,750
D A Mezzanotte[16]	2007	754	551	2	105	–	20	1,432	669	2,101
	2006	734	665	5	89	–	19	1,512	522	2,034
Totals	2007	4,473	1,812	719	105	3,121	20	10,250	6,648	16,898
	2006	4,157	2,673	810	89	–	19	7,748	3,263	11,011
Current Key Management Personnel										
C A van der Laan	2007	646	884[18]	4	–	–	–	1,534	434	1,968
	2006	657	341	8	–	–	–	1,006	366	1,372
E E Potts[49]	2007	389	157	13	33	–	11	603	163	766
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Key Management Personnel										
T F Brown	2007	634	357	6	–	679	–	1,676	1,040	2,716
	2006	626	345	9	–	–	–	980	407	1,387
J-L Laurent	2007	144	625	–	–	–	–	769	2,457	3,226
	2006	833	871	35	389	2,065	–	4,193	4,700[19]	8,893

5.3 Total remuneration and benefits for the Year (continued)

US$'000		Short term employee benefits			Post employment benefits	Other			Share based payment	
Name	Year	Cash/ salary/ TFR/fees	Cash bonus	Non-monetary benefits	Super-annuation	Termination/ sign-on payments/ retirement benefits	Other	Total before equity	Options/ awards[15]	Total
P G Martinez	2007	654	361	–	–	687	–	1,702	1,014	2,716
	2006	639	349	–	–	–	–	988	438	1,426
A Trujillo	2007	474	175	15	65	64	10	803	851	1,654
	2006	460	250	18	51	–	11	790	429	1,219
Other Senior Executive										
C M Lai[49]	2007	366	268	5	2	1,406	–	2,047	279	2,326
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Totals	2007	3,307	2,827	43	100	2,836	21	9,134	6,238	15,372
	2006	3,215	2,156	70	440	2,065	11	7,957	6,340	14,297

5.4 Fixed & At Risk remuneration for the Year

The table below sets out, for both the Executive Directors and the Disclosable Executives, the percentage of their annual remuneration which is At Risk (versus Fixed), and the percentage of the value of their remuneration for 2007 that consists of options and share rights.

		Fixed[20]	At Risk[20]	Options and share rights[21]
Executive Directors				
D J Turner	2007	38%	62%	31%
	2006	39%	61%	34%
M F Ihlein	2007	45%	55%	31%
	2006	47%	53%	33%
D A Mezzanotte	2007	37%	63%	43%
	2006	42%	58%	33%
Current Key Management Personnel				
C A van der Laan	2007	45%	55%	28%
	2006	47%	53%	32%
E E Potts[49]	2007	49%	51%	28%
	2006	N/A	N/A	N/A
Former Key Management Personnel				
T F Brown	2007	54%	46%	17%
	2006	46%	54%	34%
J-L Laurent	2007	100%	0%	0%
	2006	52%	48%	15%
P G Martinez	2007	54%	46%	17%
	2006	46%	54%	34%
A Trujillo	2007	44%	56%	35%
	2006	45%	55%	33%
Other Senior Executive				
C M Lai[49]	2007	76%	24%	0%
	2006	N/A	N/A	N/A

5.5 Bonuses and equity based awards

The table below shows details of equity based awards made to the Executive Directors and the Disclosable Executives during the Year, being rights to Brambles shares under the 2006 Share Plan. All the awards shown were made on 19 January 2007, have a vesting date of 30 August 2009 and an expiry date of 31 August 2012[22]. The estimated maximum and minimum possible total future value of these awards is also detailed.[23]

The table below also shows the STI Cash Award expected to be paid to the Executive Directors and the Disclosable Executives shortly in respect of performance during the Year, expressed as a percentage of the amount which would have been paid, had all of their KPIs been achieved at Maximum (with the balance being forfeited).

			Equity based awards			Equity based and STI Cash awards	
Name	**Type of award**	**Number**	**Value at grant US$'000[24]**	**Minimum future value of awards yet to vest US$'000[25]**	**Maximum future value of awards yet to vest US$'000[26]**	**% cash paid/equity vested[27]**	**% cash/ equity forfeited[27]**
Executive Directors							
D J Turner	STI Cash Award[28]	N/A	N/A	N/A	N/A	0%	100%
	STI Share Award[29]	142,565	1,387	–	1,387	0%	0%
	Enhanced STI Share Award[30]	71,283	315	–	315	0%	0%
	LTI Award[31]	188,657	1,015	–	1,015	0%	0%
	Total	402,505	2,717	–	2,717	N/A	N/A
M F Ihlein	STI Cash Award[28]	N/A	N/A	N/A	N/A	96%	4%
	STI Share Award[29]	68,713	669	–	669	0%	0%
	Enhanced STI Share Award[30]	34,357	152	–	152	0%	0%
	LTI Award[31]	75,681	407	–	407	0%	0%
	Total	178,751	1,228	–	1,228	N/A	N/A
D A Mezzanotte	STI Cash Award[28]	N/A	N/A	N/A	N/A	83%	17%
	STI Share Award[29]	63,550	618	–	618	0%	0%
	Enhanced STI Share Award[30]	31,775	140	–	140	0%	0%
	LTI Award[31]	60,358	325	–	325	0%	0%
	Total	155,683	1,083	–	1,083	N/A	N/A
Current Key Management Personnel							
C A van der Laan	STI Cash Award[28]	N/A	N/A	N/A	N/A	91%	9%
	STI Share Award[29]	34,779	338	–	338	0%	0%
	Enhanced STI Share Award[30]	17,390	77	–	77	0%	0%
	LTI Award[31]	32,117	173	–	173	0%	0%
	Total	84,286	588	–	588	N/A	N/A
E E Potts	STI Cash Award[28]	N/A	N/A	N/A	N/A	72%	28%
	STI Share Award[29]	9,955	97	–	97	0%	0%
	Enhanced STI Share Award[30]	4,978	22	–	22	0%	0%
	LTI Award[31]	22,131	119	–	119	0%	0%
	Total	37,064	238	–	238	N/A	N/A

5.5 Bonuses and equity based awards (continued)

			Equity based awards			Equity based and STI Cash awards	
Name	Type of award	Number	Value at grant US$'000[24]	Minimum future value of awards yet to vest US$'000[25]	Maximum future value of awards yet to vest US$'000[26]	% cash paid/equity vested[27]	% cash/ equity forfeited[27]
Former Key Management Personnel							
T F Brown	STI Cash Award[28]	N/A	N/A	N/A	N/A	91%	9%
	STI Share Award[29]	35,084	341	–	341	0%	0%
	Enhanced STI Share Award[30]	–	–	–	–	0%	0%
	LTI Award[31]	–	–	–	–	0%	0%
	Total	35,084	341	–	341	N/A	N/A
P G Martinez	STI Cash Award[28]	N/A	N/A	N/A	N/A	91%	9%
	STI Share Award[29]	35,613	347	–	347	0%	0%
	Enhanced STI Share Award[30]	–	–	–	–	0%	0%
	LTI Award[31]	–	–	–	–	0%	0%
	Total	35,613	347	–	347	N/A	N/A
A Trujillo	STI Cash Award[28]	N/A	N/A	N/A	N/A	40%	60%
	STI Share Award[29]	22,607	220	–	220	0%	0%
	Enhanced STI Share Award[30]	11,304	50	–	50	0%	0%
	LTI Award[31]	30,850	166	–	166	0%	0%
	Total	64,761	436	–	436	N/A	N/A
Other Senior Executive							
C M Lai	STI Cash Award[28]	–	–	–	–	65%	35%
	STI Share Award[29]	–	–	–	–	0%	0%
	Enhanced STI Share Award[30]	–	–	–	–	0%	0%
	LTI Award[31]	–	–	–	–	0%	0%
	Total	–	–	–	–	N/A	N/A

Note:
J-L Laurent was not granted any awards during the Year.

5.6 Shareholdings and interests in options/share rights

The table below shows details of Brambles shares in which the Executive Directors and Disclosable Executives held relevant interests in relation to:

- ordinary shares, being issued shares held by them and their related parties;
- options, being awards made under the 2001 Option Plans; and
- share rights, being awards made before 30 June 2004 under the 2001 Share Plans, awards made on 24 November 2004 and 21 October 2005 under the 2004 Share Plans, and awards made on 19 January 2007 under the 2006 Share Plan.

Executive Leadership Team members are required to have a minimum shareholding of 5,000 Brambles shares. Over the five year period commencing 1 October 2004, the Chief Executive Officer and other members of the Executive Leadership Team must, as a minimum, achieve and maintain a shareholding equal to 150% and 75% respectively of TFR before tax.

Name	Holdings	Balance at start of Year	Granted during Year as remuneration		Granted as remuneration & exercised during Year[35]		Granted as remuneration & lapsed during Year		Changes during Year	Aggregate value of rights granted, exercised & lapsed during Year	Balance at end of Year	Aggregate amount paid on exercise during Year[33]	Vested during the Year	Vested and exercisable at end of Year
		No.	No.	Value at grant US$'000[24]	No.	Value at time of exercise US$'000	No.	Value at time of lapse US$'000[32]	No.	US$'000	No.	US$'000	No.	No.
Executive Directors														
D J Turner	Ordinary shares[34]	225,577	–	–	–	–	–	–	146,439	–	372,016	–	–	–
	Options[35]	2,220,270	–	–	–	–	–	–	–	–	2,220,270	–	2,220,270	2,220,270
	Share rights[35]	2,047,129	402,505	2,717	126,439	1,115	–[48]	–	–	3,832	2,323,195	1,115	1,032,594	906,155
M F Ihlein	Ordinary shares[50]	100,000	–	–	–	–	–	–	27,000	–	127,000	–	–	–
	Options[35]	–	–	–	–	–	–	–	–	–	–	–	–	–
	Share rights[35]	773,638	178,751	1,228	–	–	–	–	–	1,228	952,389	–	–	–
D A Mezzanotte	Ordinary shares	5,000	–	–	–	–	–	–	353,402	–	358,402	–	–	–
	Options[35]	627,944	–	–	426,550	2,571	91,418	–	–	2,571	109,976	2,571	426,550	–
	Share rights[35]	511,236	155,683	1,083	142,202	1,353	15,822	–	–	2,436	508,895	1,353	142,202	–
Current Key Management Personnel														
C A van der Laan	Ordinary shares	303,862	–	–	–	–	–	–	483,626	–	787,488	–	–	–
	Options[35]	507,746	–	–	272,662	1,529	78,672	–	–	1,529	156,412	1,529	272,662	–
	Share rights[35]	356,822	84,286	588	110,964	1,011	13,808	–	–	1,599	316,336	1,011	110,964	–
E E Potts	Ordinary shares	–	–	–	–	–	–	–	27,000	–	27,000	–	–	–
	Options[35]	170,362	–	–	83,998	497	38,256	–	–	497	48,108	497	83,998	–
	Share rights[35]	139,532	37,064	238	36,444	345	6,756	–	–	583	133,396	345	36,444	–
Former Key Management Personnel														
T F Brown	Ordinary shares	5,000	–	–	–	–	–	–	473,038	–	478,038	–	–	–
	Options[35]	266,048	–	–	266,048	1,875	–	–	–	1,875	–	1,875	266,048	–
	Share rights[35]	330,196	35,084	341	206,990	2,118	–	–	–	2,459	158,290	2,118	206,990	–
J-L Laurent	Ordinary shares	9,084	–	–	–	–	–	–	–	–	9,084	–	–	–
	Options[19][35]	923,972	–	–	748,652	4,506	175,320	–	–	4,506	–	4,506	748,652	–
	Share rights[35]	726,576	–	–	372,718	3,780	53,240	–	–	3,780	300,618	3,780	372,718	–
P G Martinez	Ordinary shares	30,000	–	–	–	–	–	–	591,674	–	621,674	–	–	–
	Options[35]	637,784	–	–	321,082	1,848	123,908	–	–	1,848	192,794	1,848	321,082	–
	Share rights[35]	432,080	35,613	347	270,592	2,655	37,043	–	–	3,002	160,058	2,655	270,592	–
A Trujillo	Ordinary shares	5,000	–	–	–	–	–	–	86,167	–	91,167	–	–	–
	Options[35]	689,532	–	–	597,804	3,225	91,728	–	–	3,225	–	3,225	597,804	–
	Share rights[35]	431,606	64,761	436	258,491	2,480	32,002	–	–	2,916	205,874	2,480	258,491	–
Other Senior Executive														
C M Lai	Ordinary shares	–	–	–	–	–	–	–	–	–	–	–	–	–
	Options[35]	320,564	–	–	–	–	71,760	–	–	–	248,804	–	248,804	248,804
	Share rights[35]	196,168	–	–	–	–	13,318	–	–	–	182,850	–	102,172	102,172

6. Non-executive Directors' disclosures

6.1 Non-executive Directors' remuneration policy

Non-executive Directors' fees are determined by the Executive Directors, with the Non-executive Directors taking no part in the discussion or decision relating to their fees. In setting the fees, advice is sought from external remuneration consultants on the appropriate level of fees, taking into account the responsibilities of Directors in dealing with the complexity and global nature of Brambles' affairs and the level of fees paid to non-executive directors in comparable companies.

Prior to Unification, fees payable to the Non-executive Directors were denominated in sterling. Following Unification, and with effect from 1 January 2007, the fees were denominated in US dollars consistent with Brambles' reporting currency. The new fee levels were derived by converting the previous sterling fees into US dollars, based on the exchange rate as at 31 December 2006 (rounded down to the nearest US$1,000). The opportunity was also taken to increase the fee supplement payable to the Chairman of the Audit Committee with effect from 1 January 2007, consistent with market practice.

The following table sets out the current annual fees payable to each of the Non-executive Directors.

	Annual fees payable with effect from:	
	1 Jan 2006	**1 Jan 2007**
Chairman	£250,000	US$489,000
Each Deputy Chairman[36]	£115,000	US$225,000
Other Non-executive Directors	£60,000	US$117,000
Fee supplement for Audit Committee Chairman[37]	£10,000	US$30,000
Fee supplement for other Committee Chairmen[37]	£10,000	US$20,000

The maximum permissible annual fees for Directors of Brambles (other than Executive Directors) is currently US$2,300,000. This amount includes any remuneration paid to those Directors by Brambles or by any of its subsidiaries for their services.

6.2 Non-executive Directors' appointment letters

Directors are appointed for an unspecified term but are subject to election by shareholders at the first Annual General Meeting after their initial appointment by the Board. Under Brambles Limited's constitution, no member of the Board may serve for more than three years from the date of appointment without being re-elected by shareholders. Re-appointment is not automatic. The Nominations Committee is responsible for considering the re-nomination of retiring Directors for re-election, having regard to the contribution of their individual skills and experience to the desired overall composition of the Board.

Letters of appointment for the Non-executive Directors, which are contracts for service but not contracts of employment, have been put in place. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

The Non-executive Directors do not participate in Brambles' short or long term incentive plans. Now that all remaining retirement benefits have been paid out, the Non-executive Directors do not receive any benefits in kind.

Details of the year in which the Non-executive Directors are next expected to be subject to re-election by shareholders are shown in the Corporate Governance Report on page 51.

6.3 Non-executive Directors' retirement benefits

Under Australian law and corporate practice, it is permissible for public companies to pay retirement benefits to Non-executive Directors, subject to certain financial limits. At the beginning of the Year only Don Argus and Mark Burrows were still party to such contracts within Brambles.

On Unification, BIL and BIP became wholly owned subsidiaries of Brambles. The Non-executive Directors of BIL and BIP, at that point, retired as Directors of BIL and BIP and became Directors solely of Brambles Limited as the publicly listed entity in the Brambles Group. Under the terms of the remaining retirement benefit contracts, retirement from the Board of BIL in these circumstances entitled Don Argus and Mark Burrows to payment of their respective retirement benefits. The amounts paid at Unification were as follows: D R Argus – A$892,829; M D I Burrows – A$616,374. In the case of Don Argus, this payment was made to a complying superannuation fund, in which Brambles has no interest, which provides superannuation and retirement benefits to Don Argus.

6.4 Non-executive Directors' remuneration for the Year

For the period to 31 December 2006, the fees payable to the Non-executive Directors were denominated in sterling. As a consequence of the fees being converted into each Non-executive Director's local currency at the foreign exchange rate applicable at the time of payment and those amounts being converted to US dollars for reporting purposes, the amounts reported have fluctuated from year to year. With effect from 1 January 2007, the fees payable to the Non-executive Directors have been denominated in US dollars.

Any contributions to personal superannuation or pension funds on behalf of the Non-executive Directors are deducted from their overall fee entitlement.

6.4 Non-executive Directors' remuneration for the Year (continued)

No compensation or termination or other non-cash benefits were provided to the Non-executive Directors for the Year, except to Don Argus and Mark Burrows who received payment of their respective retirement benefits when they retired as Directors of BIL and BIP. There are now no Brambles Non-executive Directors who are entitled to retirement benefits. The fees and other benefits provided to Non-executive Directors during the Year, and during the prior year, were as follows:[38]

US$'000		Short term employee benefits	Post employment benefits				Share-based payment	
Name	Year	Directors' fees	Super-annuation	Change in provision for future retirement benefits[39]	Other	Total before equity	Options/ awards[40]	Total
Current Non-executive Directors								
D R Argus AO	2007	477	10	–	–	487	–	487
	2006	420	9	35	–	464	–	464
A G Froggatt	2007	125	2	–	–	127	–	127
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
D P Gosnell	2007	125	2	–	–	127	–	127
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
H-O Henkel	2007	115	2	–	–	117	–	117
	2006	103	–	–	13	116	–	116
S P Johns	2007	132	9	–	–	141	–	141
	2006	111	5	–	–	116	–	116
S C H Kay	2007	119	8	–	–	127	–	127
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
G J Kraehe AO	2007	109	8	–	–	117	–	117
	2006	57	2	–	–	59	–	59
C L Mayhew	2007	134	2	–	–	136	–	136
	2006	102	–	–	–	102	–	102
J Nasser AO	2007	117	–	–	–	117	–	117
	2006	103	–	–	–	103	–	103
Former Non-executive Directors								
R D Brown	2007	59	–	–	–	59	–	59
	2006	103	–	–	–	103	–	103
M D I Burrows	2007	113	–	–	7	120	–	120
	2006	201	–	31	–	232	–	232
Sir David Lees	2007	113	–	–	–	113	–	113
	2006	201	–	–	–	201	–	201
F A McDonald	2007	–	–	–	–	–	–	–
	2006	36	2	3	–	41	–	41
	2007	1,738	43	–	7	1,788	–	1,788
Totals	2006	1,437	18	69	13	1,537	–	1,537

Note:

A G Froggatt, D P Gosnell and S C H Kay were appointed to the Board as Non-executive Directors with effect from 1 June 2006. Their fees are US$117,000 per annum. However, no fees were actually paid to them during the 2006 Year, and accordingly, the 2007 fees reported in the above table include their June 2006 fees.

6.5 Non-executive Directors' shareholdings and interests in options/share rights

Non-executive Directors are expected to hold shares in Brambles equal to their annual fees after tax within three years of their appointment.

The following table contains details of Brambles Limited shares in which the Non-executive Directors held relevant interests, being issued shares held by them and their related parties. The Non-executive Directors do not participate in Brambles' equity based incentive schemes.

Ordinary Shares	Balance at the start of the Year	Changes during the Year	Balance at the end of the Year
Current Non-executive Directors			
D R Argus AO[51]	135,929	25,200	161,129
A G Froggatt[41]	7,000	7,890	14,890
D P Gosnell[52]	14,450	-	14,450
H-O Henkel[53]	–	50,000	50,000
S P Johns	47,500	-	47,500
S C H Kay[54]	4,900	5,500	10,400
G J Kraehe AO[42]	31,561	–	31,561
C L Mayhew[55]	16,500	–	16,500
J Nasser AO	100,000	–	100,000
Former Non-executive Directors			
R D Brown	12,018	–	N/A
M D I Burrows	340,319	–	N/A
Sir David Lees	214,055	-3,071	N/A

7. Appendices

7.1 Basis of valuation of equity based awards

Unless otherwise specified, the fair value of the options and share rights included in the tables in this report, has been estimated using a pricing model independently developed by Ernst & Young Transaction Advisory Services Limited on behalf of Brambles.

The following assumptions have been used in the valuation of awards made during the Year. Awards of share rights have been valued at their date of grant, being 19 January 2007. Those awards which are cash settled (i.e. phantom) awards have been valued instead at 30 June 2007.

Assumption	19 Jan 07	30 Jun 07
Volatility	22%	20%
Risk free interest rate	6.10%	6.16%
Dividend yield	2.2%	2.3%

7.2 Summary of 2001 and 2004 Plans

The table below contains details of the 2001 Share Plans, the 2001 Option Plans and the 2004 Share Plans under which the Executive Directors and the Disclosable Executives have unvested and/or unexercised awards which could affect remuneration in this or future reporting periods:

Plan	Nature of award	Size of award	Vesting conditions	Vesting schedule	Performance/ vesting period	Life of award
2001 Share Plans	Share rights	% of salary/TFR	Time and EPS Compound Annual Growth Rate Hurdle (between 7% and 15% p.a.).	25% vesting if EPS CAGR is 7% p.a. 100% vesting if 15% p.a.	Three years, with retests after four and five years (and after six years in the case of D J Turner).	Maximum of 6 years.
2001 Option Plans	Share rights	% of salary/TFR	Time and relative TSR Hurdle (between 50th & 25th out of 100).	38% vesting if TSR is ranked 50th out of 100 companies. 100% vesting if ranked 25th or better.	Three years, with retests after four and five years (and after six years in the case of D J Turner).	Maximum of 6 years.

The 2004 Share Plans operate in the same way as the 2006 Share Plan described in Section 4.2 although, under the 2004 Plans, relative TSR performance is measured relative to the S&P/ASX 50 and the FTSE 100[8].

The 2001 Option and Share Plans and the 2004 Share Plans were amended so that, on Unification, each of the options and performance share rights then in issue were cancelled and replaced by options or performance share rights over Brambles Limited shares on the same or substantially similar terms. Unification did not result in accelerated vesting of any of these options or performance share rights. This has been accounted for as a modification without incremental value under AASB 2: Share-based Payments and did not result in any additional remuneration expense.

Where such awards require BIL's TSR performance to be assessed relative to ASX based trading, this will be calculated following Unification by reference to the performance of Brambles' primary listing on the ASX. Where they require BIP's TSR performance to be assessed relative to LSE based trading, this will now be calculated by reference to the performance of Brambles' secondary listing on the LSE.

Where historical equity awards are subject to an EPS CAGR performance condition, no change has been made to the condition itself. For the Year and subsequent years, however, growth will be measured based on an AIFRS US dollar basis for Brambles, using pro forma and reported numbers as appropriate. At the end of each relevant financial year, Brambles' auditors will perform a series of agreed upon procedures to ensure that the principles agreed by the Committee have been followed, and that the resulting numbers have been accurately calculated.

7.3 Options and share rights disclosures

The terms and conditions of each grant of options and share rights affecting remuneration in this or future reporting periods are outlined in the table below. Options granted under the plans carry no dividends or voting rights[43]:

Plans under which awards made	Grant date	Expiry date	Exercise price[44]	Value at grant[44][45]	Status
2001 Option Plans	1) 7 August 2001[6]	7 August 2007	A$11.24	A$2.82	Exercisable from 1 July 2007 in respect of awards made to D J Turner.
	2) 19 December 2001[6]	19 December 2007	A$9.63/£3.21	A$2.56/£0.84	Lapsed 30 June 2006.
	3) 2 April 2002[6]	2 April 2008	A$9.51/£3.38	A$2.56/£0.84	Lapsed 30 June 2006.
	4) 5 September 2002[6]	5 September 2008	A$7.08/£2.33	A$1.99/ A$2.12/£0.59	Exercisable from 1 July 2007 in respect of awards to D J Turner, lapsed 30 June 2007 in respect of awards to all other participants.
	5) 10 September 2003[6]	10 September 2009	A$4.75/£1.72	A$1.29/ A$1.36/£0.44	100% exercisable from 10 September 2006.
	6) 14 October 2003[6]	14 October 2009	A$4.66	A$1.34	100% exercisable from 14 October 2006.
	7) 4 March 2004[6]	4 March 2010	A$5.31/£2.11	A$1.17/£0.44	100% exercisable from 4 March 2007.
2001 Share Plans	8) 7 August 2001[46]	7 August 2006	–	A$10.50	40.9% exercisable from 23 August 2006. Remainder lapsed 30 June 2007.
	9) 7 August 2001[5]	7 August 2007	–	A$10.33	40.9% exercisable from 23 August 2006. Remainder lapsed 30 June 2007.
	10) 19 December 2001[5]	19 December 2007[22]	–	A$9.17/£3.08	40.9% exercisable from 23 August 2006. Remainder lapsed 30 June 2007 in respect of D J Turner and 30 June 2007 in respect of all other participants.
	11) 2 April 2002[5]	2 April 2008	–	A$9.17/£3.08	40.9% exercisable from 23 August 2006. Remainder lapsed.
	12) 5 September 2002[5]	5 September 2008[22]	–	A$6.85/£2.19	70.9% exercisable from 23 August 2006.
	13) 10 September 2003[5]	10 September 2009[22]	–	A$4.16/£1.50	100% exercisable from 10 September 2006.
	14) 14 October 2003[5]	14 October 2009	–	A$4.09	100% exercisable from 14 October 2006.
	15) 4 March 2004[5]	4 March 2010	–	A$4.67/£1.85	100% exercisable from 4 March 2007.

7.3 Options and share rights disclosures (continued)

Plans under which awards made	Grant date	Expiry date	Exercise price[44]	Value at grant[44][45]	Status
2004 Share Plans	16) 24 November 2004[29][47]	9 September 2010[22]	–	A$6.11/6.41	100% exercisable from 9 September 2007.
	17) 24 November 2004[30][47]	9 September 2010[22]	–	A$3.30/3.46	100% exercisable from 9 September 2007.
	18) 24 November 2004[4][47]	9 September 2010[22]	–	A$6.11/6.41	100% exercisable from 9 September 2007.
	19) 24 November 2004[31][47]	9 September 2010[22]	–	A$4.00/4.19	100% exercisable from 9 September 2007.
	20) 21 October 2005[29]	22 October 2011[22]	–	A$7.52/7.71	22 October 2008.
	21) 21 October 2005[30]	22 October 2011[22]	–	A$3.58/3.67	22 October 2008.
	22) 21 October 2005[31]	22 October 2011[22]	–	A$4.19/4.30	22 October 2008.
2006 Share Plans	23) 19 January 2007[29]	31 August 2012[22]	–	A$12.60	30 August 2009.
	24) 19 January 2007[30]	31 August 2012[22]	–	A$5.72	30 August 2009.
	25) 19 January 2007[31]	31 August 2012[22]	–	A$6.97	30 August 2009.

7.4 Footnotes to tables in foregoing sections

1. Under the Committee's current policy, the value of an STI Share Award for Executive Leadership Team members for a full normal year is 100% of the value of their respective STI Cash Award, and 67% for other executives.
2. Vesting between the 63rd and 75th percentile occurs at 8% for each additional 1% for Enhanced STI Awards and straight line vesting occurs between the 50th and 75th percentile for LTI Awards.
3. Financial targets set for the forthcoming financial year under Brambles' incentive plans will not constitute profit forecasts and the Board is conscious that their publication may therefore be misleading. Accordingly Brambles does not publish in advance the coming year's financial targets for incentive purposes. Brambles BVA performance for the Year is, however, set out on page 45.
4. Transitional STI Awards were granted under the 2004 Plans, which vest on the third anniversary of their date of grant, subject to continuing employment and meeting a ROCI performance condition.
5. These performance share rights were granted under the 2001 Share Plans. Rights under these Plans vest on the third anniversary of their grant date, subject to meeting an EPS performance condition. If not met, the performance condition may be re-assessed on the fourth or fifth anniversary of the grant date (and also on the sixth anniversary, in the case of rights granted to D J Turner).
6. These options or performance share rights (as the case may be) were granted under the 2001 Option Plans, or the 2004 or 2006 Share Plans respectively. Options and performance share rights under these Plans vest on the third anniversary of their grant date, subject to meeting a TSR performance condition. If not met, the performance condition may be re-assessed on the fourth or fifth anniversary of the grant date (and also on the sixth anniversary, in the case of options granted to D J Turner).
7. These performance share rights were granted under the 2004 Share Plans. Rights under these Plans vest on the third anniversary of their grant date, subject to meeting an relative TSR performance condition. If the performance condition is not met, the awards lapse.
8. The average of the ranking of BIL (or from the date of Unification, the primary listing of Brambles) against the S&P/ASX50; and the ranking of BIP (or from the date of Unification, the secondary listing of Brambles) against the FTSE 100.
9. The average of the ranking of BIL (or from the date of Unification, the primary listing of Brambles) against the S&P/ASX100; and the ranking of BIP (or from the date of Unification, the secondary listing of Brambles) against the FTSE 350.
10. These performance share rights were granted under the 2006 Share Plan. Rights under this Plan vest on the third anniversary of their grant date, subject to meeting a relative TSR performance condition. If the performance condition is not met, the rights lapse.
11. The ranking of the primary listing of Brambles against the S&P/ASX100.

12. A good leaver is a participant in the relevant plan who leaves employment of the Group because of, among others, death, illness, injury, disability, redundancy or retirement (the fact of retirement being determined in the Board's absolute discretion).

13. The number for D J Turner includes expatriate package costs, including a housing related allowance, airfare entitlements and tax equalisation costs. For M F Ihlein this number includes airfare entitlements and non-monetary benefits in relation to car parking costs. Non monetary benefits are not included in the percentage of their remuneration which is shown as "Fixed" in the table in Section 5.4.

14. Payable to D J Turner and M F Ihlein as Executive Directors of BIP prior to Unification.

15. As part of Brambles' transition to AIFRS, only awards made on or after 7 November 2002 have been included in the calculation of equity based remuneration.

16. D A Mezzanotte became an Executive Director in January 2007. His remuneration in this section includes the prior six months where he was an Executive Leadership Team member before becoming an Executive Director.

17. The termination benefits of D J Turner comprised a share based payment of US$1,336,015, based on the aggregate face value of the shares subject to the award which would otherwise have been made to him in September 2007 pursuant to his STI Share Award for the year.

18. Includes special bonus on account of contribution to the Unification.

19. These are phantom options and rights. If phantom options or rights vest, the recipient will only receive a cash amount equivalent to their value (less the exercise price, in the case of options). The recipient cannot obtain the underlying shares in any circumstances. Unlike awards over real equity, the fair value of phantom options and rights is updated at each reporting period.

20. These percentages assume an on-target performance for the purposes of STI Cash Awards (see Section 3.2); and reflect the total value of equity awards actually made during the Year valued as at the date of grant using the methodology set out in Section 7.1.

21. This percentage is based on the split between the "Total before equity" figures shown in the table on pages 67 and 68, and the total value of equity awards actually made during the Year valued as at the date of grant using the methodology set out in Section 7.1.

22. Awards granted to A Trujillo, D A Mezzanotte and E E Potts expire three years earlier than the date shown, or immediately after vesting, if earlier.

23. Section 5.6 contains details of those awards which vested after 30 June 2006 or 2007 based on Brambles' performance to those dates. No options are vested and unexercisable at the end of the year.

24. The total value of the relevant equity award(s) valued as at the date of grant using the methodology set out in Section 7.1.

25. Assumes performance and/or service conditions not met.

26. The total value of the relevant equity award valued as at the reporting date using the methodology set out in Section 7.1.

27. For continuing employees none of the equity awards shown will vest or be forfeited until calendar year 2009, when performance against the TSR and/or service condition can be determined.

28. Based on the STI Cash Award expected to be paid around September 2007 in respect of performance during the Year. The percentages have been calculated relative to the amount which can be paid if the maximum STI targets are met.

29. STI Share Awards vest on the third anniversary of their date of grant, subject to continuing employment, see Section 4.2.

30. Enhanced STI Share Awards vest on the third anniversary of their date of grant, subject to continuing employment and meeting a TSR performance condition, see Section 4.2.

31. LTI Awards vest on the third anniversary of their date of grant, subject to continuing employment and meeting a TSR performance condition, see Section 4.2.

32. "Lapse" in this context means the award was vested and exercisable, but was not exercised and therefore lapsed as at expiry date of award.

33. There were no amounts payable but unpaid on the exercise of options during the Year.

34. Holding includes 18,458 held by Pershing Keen Nominees Limited and 19,094 held by J A Turner.

7.4 Footnotes to tables in foregoing sections (continued)

35. Of those awards detailed in Section 7.3; plan numbers 1, 4, 5, 6, 8, 9, 12, 13, 14, 16, 17, 19, 20, 21, 22, 23, 24, 25 are applicable to D J Turner, and exercises occurred from plan numbers 8, 9; plan numbers 16, 17, 19, 20, 21, 22, 23, 24, 25 are applicable to M F Ihlein; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 are applicable to D A Mezzanotte and exercises occurred from plan numbers 5, 10, 12, 13; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 19, 20, 21, 22, 23, 24, 25 are applicable to C A van der Laan and exercises occurred from plan numbers 5, 10, 12, 13; plan numbers 3, 4, 5, 11, 12, 13, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 are applicable to E E Potts and exercises occurred from plan numbers 5, 11, 12, 13; plan numbers 5, 13, 16, 17 19, 20, 21, 22, 23 are applicable to T F Brown and exercises occurred from plan numbers 5, 13, 16, 20, 23; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 19, 20, 21, 22 are applicable to J-L Laurent and exercises occurred from plan numbers 4, 5, 10, 12, 13, 16, 20; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 19, 20, 21, 22, 23 are applicable to P G Martinez and exercises occurred from plan numbers 5, 10, 12, 13, 16, 20, 23; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 are applicable to A Trujillo and exercises occurred from 4, 5, 10, 12, 13, 16, 20, 23; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 19, 20, 21, 22 are relevant to C M Lai.
36. M D I Burrows and Sir David Lees retired as Deputy Chairmen 31 December 2006. There is currently no Deputy Chairman.
37. Payable only to a Committee Chairman who is not also the Board Chairman or a Deputy Chairman.
38. The total emoluments for all the Directors for the year ended 30 June 2007 was US$12 million (2006: US$7.7 million). The aggregate minimum contributions of all Directors to complying superannuation funds to avoid incurring the superannuation guarantee levy under the Superannuation Guarantee (Administration) Act 1997 (Australia) was A$80,077 (2006: A$36,061). The total number of Directors who made such contributions was ten (2006: five).
39. In the past Brambles has made provision for the future payment of retirement benefits. The amounts shown here for 2006 represent the change in provision for future retirement benefits from the 2005 year. They are not emoluments actually received by the Non-executive Directors. During the Year, retirement benefits of A$892,829 and A$616,374 were paid to D R Argus AO and M D I Burrows respectively, who retired from their directorships of BIL and BIP on 4 December 2006.
40. The Non-executive Directors did not participate in any of Brambles' cash or share-based short or long term incentive plans.
41. Holding includes 7,000 held by C J Froggatt.
42. Held through Goldman Sachs JB Were as the Trustee for Graham John Kraehe Private Superannuation Fund.
43. Awards granted under the 2001 Plans and 2004 Plans were formerly over both BIL and BIP Shares.
44. All values in A$ relate to awards originally made over BIL shares, and in £ to awards originally made over BIP shares.
45. These are the fair values calculated using the methodology set out in Section 7.1. Where two values in A$ are shown for awards before November 2004, the second value relates to awards granted to D J Turner which, unlike options granted to other participants, are subject to retesting on the sixth anniversary of grant. Where two values in one currency are shown for awards on or after November 2004, the second relates to rights awarded to A Trujillo and D A Mezzanotte, which expire on the third, rather than the sixth anniversary of grant.
46. These rights, which comprise a sign-on grant to D J Turner, vest on the second anniversary of their grant date, subject to meeting an EPS performance condition. If not met, the performance condition may be re-assessed on the third, fourth and fifth anniversaries of the grant date. The rights expire on the fifth anniversary of the grant date.
47. Awards granted on 24 November 2004 were, for pricing and vesting purposes, taken to have been granted on 8 September 2004.
48. Subsequent to 30 June 2007, 627,350 share rights lapsed due to D J Turner's retirement.
49. These individuals were not Disclosable Executives for 2006 and therefore no data was disclosed in respect of them.
50. Holding includes 115,000 held by the Ihlein Family Superannuation Fund.
51. Held through Alamiste Pty Limited as the trustee for the Argus Superannuation Fund, of which D R Argus is a member.
52. Held through S Gosnell.
53. Holding includes 27,500 held by Canzak Pty Limited.
54. Held by the Sarah Carolyn Hailes Kay Superannuation Fund.
55. Held by Worldwide Nominees Limited.

Luke Mayhew
Chairman of the Remuneration Committee

22 August 2007

DIRECTORS' REPORT – OTHER INFORMATION

The information presented in this report relates to the consolidated entity, the Brambles Group, consisting of Brambles Limited and the entities it controlled at the end of, or during the year ended 30 June 2007.

Principal activity

The principal activity of the Group during the financial year was the provision of support services, in which it is a leading global provider. There were no significant changes in the nature of the Group's principal activity during the year.

Review of operations and results

A review of the Group's operations, a review of the results of those operations and details of any significant changes in its state of affairs during the year, are given in the Chairman's Review on pages 12 to 15, the Chief Executive Officer's Report on pages 16 to 18 and in the Business Reviews on pages 20 to 27.

Information about the financial position of the Group is included in the Financial Performance on pages 10 and 11 and the Financial Review on pages 44 to 47.

Matters since the end of the financial year

The Directors are not aware of any matter or circumstance that has arisen since 30 June 2007 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years, except as may be stated elsewhere in the Chairman's Review on pages 12 to 15, the Chief Executive Officer's Report on pages 16 to 18, in the Business Reviews on pages 20 to 27 and the Financial Review on pages 44 to 47.

Business strategies and prospects for future financial years

The business strategies and prospects for future financial years, together with likely developments in the operations of the Group in future financial years and the expected results of those operations known at the date of this Report, are set out in the Chairman's Review on pages 12 to 15, Chief Executive Officer's Report on pages 16 to 18, the Business Reviews on pages 20 to 27 and the Financial Review on pages 44 to 47. Further information in relation to such matters has not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

Dividends

The Directors have declared a partially franked at 20% final dividend of 17 Australian cents per share for Brambles. The dividend will be paid on Thursday, 11 October 2007 to shareholders on the register on Friday, 21 September 2007. On 12 October 2006 a special dividend was paid, being 34.5 Australian cents per share for BIL, fully franked and 13.918 pence per share for BIP. The special dividend consisted of 13.5 Australian cents per share for BIL and 5.446 pence per share for BIP in lieu of the 2007 interim dividend that would normally have been paid in April 2007, and 21 Australian cents per share for BIL and 8.472 pence per share for BIP in recognition of the success of the divestment program. Details of dividends paid during 2006 are provided in Note 11 on page 115.

Directors

The name of each person who was a Director of Brambles Limited at any time during, or since the end of, the year, and the period for which they were a Director during the year are set out below. The qualifications, experience and special responsibilities for continuing Directors are set out on pages 30 and 31.

D R Argus AO	21 August 2006 to date
R D Brown	21 August 2006 to 31 December 2006
M D I Burrows	21 August 2006 to 31 December 2006
A G Froggatt	21 August 2006 to date
D P Gosnell	21 August 2006 to date
H-O Henkel	21 August 2006 to date
M F Ihlein	1 July 2006 to date
S P Johns	21 August 2006 to date
S C H Kay	21 August 2006 to date
G J Kraehe AO	21 August 2006 to date
Sir David Lees	21 August 2006 to 31 December 2006
C L Mayhew	21 August 2006 to date
D A Mezzanotte	1 January 2007 to date
J Nasser AO	21 August 2006 to date
D J Turner	1 July 2006 to date
C A van der Laan	1 July 2006 to 21 August 2006

Each of Don Argus AO, Roy Brown, Mark Burrows, Tony Froggatt, David Gosnell, Hans-Olaf Henkel, Mike Ihlein, Stephen Johns, Carolyn Kay, Graham Kraehe AO, Sir David Lees, Luke Mayhew, Jac Nasser AO and David Turner held office as Directors of BIL and BIP from 1 July 2006 to 4 December 2006, the date of implementation of the Unification, with the exception of Mike Ihlein, who remained a Director of BIL throughout the financial year ended 30 June 2007.

Directors (continued)

Under the constitution of Brambles Limited, Directors are required to retire from the Board and offer themselves for re-election at least every three years. Stephen Johns, Jac Nasser and Luke Mayhew will retire at this year's AGM and, being eligible, offer themselves for re-election. Hans-Olaf Henkel and David Turner will retire at the conclusion of the AGM.

Stephen Johns, Jac Nasser and Luke Mayhew do not have contracts of employment with Brambles although, as for all Brambles' Non-executive Directors, they are each party to a letter of appointment with Brambles, which is a contract for service but not of employment.

Under the constitution of Brambles Limited, the Directors may at any time appoint any person as a Director. Any person so appointed holds office until the end of the following annual general meeting and is eligible for election as a Director at that meeting. Dave Mezzanotte was appointed as a Director since the most recent annual general meeting of Brambles and holds office until the end of the AGM. It is proposed that Dave Mezzanotte be elected as a Director at the AGM.

Secretary

Details of the qualifications and the experience of Craig van der Laan, Company Secretary of Brambles, are set out on page 19.

Directors' meetings

Details of the general frequency of Board meetings and membership of Board committees are given in the Corporate Governance Report on pages 52 to 55. The following table shows the actual Board and committee meetings held during the year and the number attended by each Director or committee member.

	Board meetings						Audit Committee meetings		Remuneration Committee meetings		Nominations Committee meetings	
	Regular		Special		Special Committees							
	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)
D R Argus AO	6	6	4	4	2	1	–	–	2	2	3	3
R D Brown[c]	3	3	2	1	–	–	2	2	–	–	–	–
M D I Burrows[c]	3	3	2	2	–	–	–	–	3	2	1	1
A G Froggatt	6	6	4	2	–	–	–	–	4	3	–	–
D P Gosnell	6	5	4	4	–	–	5	4	–	–	–	–
H-O Henkel	6	4	4	2	–	–	–	–	4	4	–	–
M F Ihlein[f]	8	8	3	3	1	1	–	–	–	–	–	–
S P Johns	6	6	4	4	3	3	6	6	–	–	2	2
S C H Kay	6	6	4	4	–	–	5	5	–	–	–	–
G J Kraehe AO	6	6	4	4	–	–	6	6	–	–	2	2
Sir David Lees[c]	3	3	1	1	2	2	2	2	–	–	1	1
C L Mayhew	6	6	4	3	–	–	–	–	5	5	–	–
D A Mezzanotte[d]	3	3	1	1	1	1	–	–	–	–	–	–
J Nasser AO	6	6	4	4	–	–	–	–	5	5	3	3
D J Turner[f]	8	7	3	3	1	1	–	–	–	–	–	–
C A van der Laan[e][f]	2	2	–	–	–	–	–	–	–	–	–	–

Notes:

[a] This column refers to the number of meetings held while the Director was a member of the Board or relevant committee which the Director was eligible to attend.

[b] This column refers to the number of meetings attended during the period the Director was a member of the Board or relevant committee which the Director was eligible to attend.

[c] R D Brown, M D I Burrows and Sir David Lees resigned as Directors on 31 December 2006.

[d] D A Mezzanotte was appointed as a Director with effect from 1 January 2007.

[e] C A van der Laan resigned as a Director on 21 August 2006.

[f] Includes two meetings held on or before 21 August 2006, prior to Brambles Limited being the holding company for the Group.

Directors' directorships of other listed companies

The following lists the directorships held by the Directors in listed companies (other than Brambles) since 30 June 2004 and the period for which each directorship has been held.

Director	Listed Company	Period Directorship Held
D R Argus AO	Australian Foundation Investment Company Limited	1999 to current
	BHP Billiton Limited	1996 to current
	BHP Billiton plc	2001 to current
	Brambles Industries Limited	1999 to 2006
	Brambles Industries plc	2001 to 2006
A G Froggatt	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Scottish and Newcastle plc	2003 to current
D P Gosnell	Brambles Industries Limited	2006
	Brambles Industries plc	2006
H-O Henkel	Bayer AG	2002 to current
	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	Continental AG	1989 to current
	Orange SA	2001 to 2007
M F Ihlein	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
S P Johns	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
	Spark Infrastructure Group	2005 to current
	Westfield Group:	
	• Westfield Holdings Limited	1985 to current
	• Westfield America Trust (director of responsible entity, Westfield America Management Limited)	1996 to current
	• Westfield Trust (director of responsible entity, Westfield Management Limited)	1985 to current
S C H Kay	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Commonwealth Bank of Australia	2003 to current
	Symbion Health Limited	2001 to 2007
G J Kraehe AO	Bluescope Steel Limited	2002 to current
	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	Djerriwarrh Investments Limited	2002 to current
	National Australia Bank Limited	1997 to 2005
C L Mayhew	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	John Lewis Partnership plc	1993 to 2004
	WH Smith plc	2006 to current
	WH Smith Retail Holdings Limited	2005 to 2006
D A Mezzanotte	–	–

Directors' directorships of other listed companies (continued)

Director	Listed Company	Period Directorship Held
J Nasser AO	BHP Billiton Limited	2006 to current
	BHP Billiton plc	2006 to current
	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
	British Sky Broadcasting Group plc	2002 to current
D J Turner	Brambles Industries Limited	2001 to 2006
	Brambles Industries plc	2001 to 2006
	Commonwealth Bank of Australia	2006 to current
	Whitbread plc	2001 to 2006

Interests in securities

Pages 71 and 75 of the Remuneration Report include details of the relevant interests of Directors and of the five most highly remunerated officers of the Group (other than the Directors) in shares and other securities of Brambles Limited.

Contracts with Directors

David Turner, Mike Ihlein and Dave Mezzanotte, being Executive Directors in the full-time employment of the Group, have entered into service contracts. Under the terms of these contracts, they are entitled to receive benefits including shares and options. The principal terms of these contracts are described in the Remuneration Report on pages 63 to 65.

Letters of appointment, which are contracts for service but not contracts of employment, have been put in place with each of the Non-executive Directors. A copy of the standard letter of appointment used by Brambles can be found on the Group's website at www.brambles.com. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

Since the end of the year, no Director has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of Directors' emoluments shown in the Remuneration Report forming part of this Directors' Report or fixed salary as a full-time employee of the Group) by reason of a contract made by Brambles Limited, its controlled entities or a related body corporate with the Director, or with a firm of which the Director is a member, or with an entity in which the Director has a substantial financial interest.

Indemnities

Indemnities provided to the Directors and officers in accordance with the constitution of Brambles are detailed in Note 36 on pages 158 to 160.

Environmental regulation

Details of the Group's compliance with significant environmental regulations and its environmental performance are set out in the Corporate Social Responsibility Report on pages 32 to 43.

Share capital and options

Details of the changes in the issued share capital of Brambles and options outstanding over Brambles Limited shares at the year end are given in Notes 27 and 28 on pages 136 to 142. No options over the shares of any of Brambles' controlled entities for the year ended 30 June 2007 were granted during that year or since the end of that year to the date of this report.

Non-audit services

The amount of US$2.540 million was paid or is payable to PricewaterhouseCoopers, the Group's auditors, for non-audit services provided during the year, by them (or another person or firm on their behalf). These services primarily related to tax consulting advice on restructuring and the Unification. The Audit Committee has reviewed the provision of non-audit services by PricewaterhouseCoopers and its related practices and provided the Directors with formal written advice of a resolution passed by the Audit Committee. Consistent with this advice, the Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers and its related practices did not compromise the auditor independence requirements of the Act for the following reasons: the nature of the non-audit services provided for the year; the quantum of non-audit fees compared to overall audit fees; and the pre-approval, monitoring and ongoing review requirements under the Audit Committee Charter in relation to non-audit work.

The auditors have also provided the Audit Committee with a letter confirming that, in their professional judgement, as at 22 August 2007, they have maintained their independence in accordance with their firm's requirements, with the provisions of APES 110 – Code of Ethics for Professional Accountants, the applicable provisions of the Act, and other professional and regulatory requirements in Australia. On the same basis, they also confirm that the objectivity of the audit engagement partners and the audit staff is not impaired.

Auditors' Independence Declaration

A copy of the auditors' independence declaration as required under Section 307C of the Act is set out on page 86.

Annual General Meeting

The Annual General Meeting will be held at 10.00 am (AEST) on 16 November 2007 at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, QLD 4000.

This Directors' Report is made in accordance with a resolution of the Board.

D R Argus AO
Chairman

M F Ihlein
Chief Executive Officer

22 August 2007

AUDITORS' INDEPENDENCE DECLARATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

As lead auditor for the audit of Brambles Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

M G Johnson
Partner
PricewaterhouseCoopers

Sydney
22 August 2007

SHAREHOLDER INFORMATION

Directors

D R Argus AO
(Non-executive Chairman)

A G Froggatt
(Non-executive Director)

D P Gosnell
(Non-executive Director)

H-O Henkel
(Non-executive Director)

M F Ihlein
(Chief Executive Officer)

S P Johns
(Non-executive Director)

S C H Kay
(Non-executive Director)

G J Kraehe AO
(Non-executive Director)

C L Mayhew
(Non-executive Director)

D A Mezzanotte
(Executive Director)

J Nasser AO
(Non-executive Director)

D J Turner
(Non-executive Director)

Company secretary

Craig van der Laan, BA LLB (Hons)

Registered office

Brambles Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
ACN 118 896 021

Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

Website

www.brambles.com

Stock exchange listings

Brambles' ordinary shares have a primary listing on the Australian Securities Exchange and a secondary listing (where ordinary shares traded are settled via CDIs) on the London Stock Exchange.

Share registrars

Online access to shareholding and CDI holding information is available to investors through the Link Market Services and Lloyds TSB Registrars websites.

Ordinary shareholders
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia

Locked Bag A14
Sydney South NSW 1235
Australia

Tel: 61 (0) 2 8280 7143
1300 883 073 (freecall within Australia)
Fax: 61 (0) 2 9287 0303
E-mail: registrars@linkmarketservices.com.au

Website: www.linkmarketservices.com.au

CDI holders
For CDI holders who use the Lloyds TSB Registrars corporate nominee service (including former BIP shareholders who held their shares in certificated form), contact:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom

Tel: 0870 600 3970 (UK only)
44 (0) 121 415 7047 (from outside the UK)
Fax: 0870 600 3980 (UK only)
44 (0) 1903 854 031 (from outside the UK)

Website: www.shareview.co.uk

For CDI holders who are CREST participants (including former BIP shareholders who held their shares in dematerialised form through CREST) contact:

Euroclear UK & Ireland Limited
33 Cannon Street
London EC4M 5SB
United Kingdom

Tel: 08459 645 648 (option 4) (UK only)
44 (0) 8459 645 648 (option 4) (from outside the UK)
Fax: 020 7849 0134 (UK only)
44 (0) 20 7849 0134 (from outside the UK)

Website: www.euroclear.co.uk

SHAREHOLDER INFORMATION (continued)

Annual General Meeting

The Brambles 2007 Annual General Meeting will be held at 10.00 am (AEST) on 16 November 2007 at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, QLD 4000.

Financial calendar

Final dividend 2007

Ex dividend date – Monday, 17 September 2007
Record date – Friday, 21 September 2007
Payment date – Thursday, 11 October 2007

2008 (Provisional)

Announcement of interim results – end February
Interim dividend – mid March
Announcement of final results – end August
Final dividend – mid October
Annual General Meeting – November

Analysis of securities holders as at 17 August 2007

Substantial shareholders

Brambles has been notified of the following substantial shareholdings:

Holder	Number of ordinary shares	% of issued ordinary share capital
Barclays Global Investors Australia Limited	86,819,740	6.04
Commonwealth Bank of Australia, Colonial Limited	105,731,782	7.47

Distribution of ordinary shareholdings

	Holders	Shares
1 – 1,000	38,436	22,477,873
1,001 – 5,000	43,969	108,123,811
5,001 – 10,000	7,639	55,742,390
10,001 – 100,000	4,473	98,198,176
100,001 and over	275	1,131,854,117
Total	**94,792**	**1,416,396,367**

The number of security investors holding less than a marketable parcel of 39 securities (based on a market price of A$12.90 on 17 August 2007) is 322 and they hold 4,490 securities.

Number of options on issue and distribution of holdings

	Holders	Options
1 – 1,000	459	205,636
1,001 – 5,000	3,160	6,363,351
5,001 – 10,000	332	2,298,638
10,001 – 100,000	238	5,760,505
100,001 and over	14	4,257,171
Total	**4,203**	**18,885,301**

Twenty largest ordinary shareholders

	Name	Number of ordinary shares	% of share capital
1	HSBC Custody Nominees	249,046,759	17.58
2	J P Morgan Nominees Australia Ltd	236,836,393	16.72
3	National Nominees Limited	177,407,315	12.53
4	Citicorp Nominees Pty Limited	131,230,149	9.27
5	ANZ Nominees Limited	114,274,626	8.07
6	Belike Nominees Pty Ltd	40,271,973	2.84
7	Cogent Nominees Pty Limited	32,394,169	2.29
8	Queensland Investment Corporation	20,582,213	1.45
9	RBC Dexia Investor Services	10,819,728	0.76
10	AMP Life Limited	10,098,995	0.71
11	Australian Foundation Investment	6,529,990	0.46
12	Bond Street Custodians Limited	6,437,476	0.45
13	Australian Reward Investment Alliance	5,446,757	0.38
14	UBS Nominees Pty Ltd	4,648,000	0.33
15	UBS Wealth Management Australia	4,343,125	0.31
16	Invia Custodian Pty Limited	4,223,561	0.30
17	Warnford Nominees Pty Limited	4,006,803	0.28
18	Argo Investments Limited	3,773,747	0.27
19	Perpetual Trustee Company Limited	3,386,391	0.24
20	Equity Trustees Limited	3,243,144	0.23
	Percentage of total holdings of 20 largest holders	**1,069,001,314**	**75.47**

ANZ Nominees Limited is the nominee holder of the ordinary shares underlying the CDIs which trade on the London Stock Exchange.

Voting rights: ordinary shares

Brambles Limited's constitution provides that each member entitled to attend and vote may attend and vote in person or by proxy, by attorney or, where the member is a body corporate, by representative. On a show of hands, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on a resolution has one vote.

On a poll, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on the resolution has one vote for each ordinary share held.

Voting rights: options

Options over ordinary shares do not carry any voting rights.

INDEX TO FINANCIAL STATEMENTS

for the year ended 30 June 2007

Financial report	
Consolidated income statement	91
Parent entity income statement	92
Balance sheets	93
Statements of recognised income and expense	94
Cash flow statements	95
Notes to the financial statements	96
1. Basis of preparation	96
2. Significant accounting policies	96
3. Critical accounting estimates and judgements	104
4. Segment information	105
5. Profit from ordinary activities – continuing operations	108
6. Special items – continuing operations	109
7. Employment costs – continuing operations	110
8. Net finance costs	110
9. Income tax	111
10. Earnings per share	114
11. Dividends	115
12. Discontinued operations	116
13. Business combination	119
14. Cash and cash equivalents	120
15. Trade and other receivables	120
16. Inventories	121
17. Derivative financial instruments	121
18. Other assets	123
19. Investments	124
20. Property, plant and equipment	126
21. Goodwill	127
22. Intangible assets	129
23. Trade and other payables	130
24. Borrowings	130
25. Provisions	131
26. Retirement benefit obligations	132
27. Contributed equity	136
28. Share-based payments	138
29. Reserves and retained earnings	142
30. Financial instruments	145
31. Cash flow statement – additional information	148
32. Commitments	149
33. Contingencies	151
34. Auditors' remuneration	152
35. Key management personnel	153
36. Related party information	158
37. Events after balance sheet date	160
Directors' declaration	161
Independent auditors' report	162

CONSOLIDATED INCOME STATEMENT

for the year ended 30 June 2007

		2007			2006		
	Note	Before special items US$m	Special[1] items US$m	Result for the year US$m	Before special items US$m	Special[1] items US$m	Result for the year US$m
Continuing operations							
Sales revenue	5a	**3,868.8**	**-**	**3,868.8**	3,522.1	-	3,522.1
Other income	5a	**160.9**	**-**	**160.9**	126.6	-	126.6
Operating expenses	5b, 6a	**(3,101.2)**	**(136.8)**	**(3,238.0)**	(2,881.0)	(70.2)	(2,951.2)
Share of results of joint ventures and associates	19d	**4.3**	**-**	**4.3**	3.6	-	3.6
Operating profit		**932.8**	**(136.8)**	**796.0**	771.3	(70.2)	701.1
Finance revenue		**39.4**	**-**	**39.4**	8.1	-	8.1
Finance costs		**(99.3)**	**-**	**(99.3)**	(119.9)	-	(119.9)
Net finance costs	8	**(59.9)**	**-**	**(59.9)**	(111.8)	-	(111.8)
Profit before tax		**872.9**	**(136.8)**	**736.1**	659.5	(70.2)	589.3
Tax expense	6a, 9	**(287.2)**	**(15.2)**	**(302.4)**	(229.4)	2.7	(226.7)
Profit from continuing operations		**585.7**	**(152.0)**	**433.7**	430.1	(67.5)	362.6
Profit from discontinued operations	12b	**27.7**	**829.9**	**857.6**	217.0	884.8	1,101.8
Profit for the year		**613.4**	**677.9**	**1,291.3**	647.1	817.3	1,464.4
Profit attributable to:							
- Minority interest		**-**	**-**	**-**	1.0	-	1.0
- Members of the parent entity		**613.4**	**677.9**	**1,291.3**	646.1	817.3	1,463.4
Earnings per share (cents)	10						
Total							
- Basic				**83.4**			86.7
- Diluted				**82.3**			85.2
Continuing operations							
- Basic				**28.0**			21.5
- Diluted				**27.7**			21.1

[1] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Refer to Note 6 and 12c.

The consolidated income statement should be read in conjunction with the accompanying notes.

PARENT ENTITY INCOME STATEMENT

for the year ended 30 June 2007

		2007			2006		
	Note	Before special items US$m	Special items US$m	Result for the year US$m	Before special items US$m	Special items US$m	Result for the year US$m
Continuing operations							
Revenue	5a	–	–	–	–	–	–
Other income	5a	–	–	–	–	–	–
Operating expenses	5b, 6b	–	(6.4)	(6.4)	–	–	–
Operating profit		–	(6.4)	(6.4)	–	–	–
Finance revenue		446.9	–	446.9	–	–	–
Finance costs		(70.5)	–	(70.5)	–	–	–
Net finance revenue	8	376.4	–	376.4	–	–	–
Profit before tax		376.4	(6.4)	370.0	–	–	–
Tax expense	6b, 9	(113.1)	(1.2)	(114.3)	–	–	–
Profit for the year		263.3	(7.6)	255.7	–	–	–

The parent entity income statement should be read in conjunction with the accompanying notes.

The 2006 income statement represents the period 21 March 2006 to 30 June 2006. Any 2006 income statement disclosures relate to this period.

BALANCE SHEETS
as at 30 June 2007

	Note	Consolidated 2007 US$m	Consolidated 2006 US$m	Parent entity 2007 US$m	Parent entity 2006 US$m
ASSETS					
Current assets					
Cash and cash equivalents	14	**130.4**	129.4	**0.6**	–
Trade and other receivables	15	**791.6**	2,056.6	**–**	–
Inventories	16	**33.5**	26.3	**–**	–
Derivative financial instruments	17	**6.7**	7.1	**–**	–
Other assets	18	**41.1**	41.5	**–**	–
		1,003.3	2,260.9	**0.6**	–
Assets classified as held for sale		**–**	648.8	**–**	–
Total current assets		**1,003.3**	2,909.7	**0.6**	–
Non-current assets					
Other receivables	15	**9.0**	8.8	**12,234.2**	–
Investments	19	**23.5**	23.1	**6,113.6**	–
Property, plant and equipment	20	**3,219.9**	2,916.7	**–**	–
Goodwill	21	**606.1**	562.1	**–**	–
Intangible assets	22	**150.3**	155.1	**–**	–
Deferred tax assets	9	**3.1**	17.6	**–**	–
Derivative financial instruments	17	**1.9**	4.1	**–**	–
Other assets	18	**0.3**	0.6	**–**	–
Total non-current assets		**4,014.1**	3,688.1	**18,347.8**	–
Total assets		**5,017.4**	6,597.8	**18,348.4**	–
LIABILITIES					
Current liabilities					
Trade and other payables	23	**806.0**	757.8	**–**	–
Borrowings	24	**64.3**	59.4	**–**	–
Derivative financial instruments	17	**0.5**	0.3	**–**	–
Tax payable		**74.7**	235.5	**0.5**	–
Provisions	25	**111.9**	126.0	**–**	–
		1,057.4	1,179.0	**0.5**	–
Liabilities directly associated with assets classified as held for sale		**–**	331.5	**–**	–
Total current liabilities		**1,057.4**	1,510.5	**0.5**	–
Non-current liabilities					
Borrowings	24	**2,063.0**	1,760.1	**–**	–
Provisions	25	**45.7**	37.8	**–**	–
Retirement benefit obligations	26	**29.6**	64.0	**–**	–
Deferred tax liabilities	9	**389.8**	265.9	**–**	–
Other liabilities	23	**9.2**	6.5	**2,850.7**	–
Total non-current liabilities		**2,537.3**	2,134.3	**2,850.7**	–
Total liabilities		**3,594.7**	3,644.8	**2,851.2**	–
Net assets		**1,422.7**	2,953.0	**15,497.2**	–
EQUITY					
Contributed equity	27	**14,062.8**	957.2	**14,062.8**	–
Reserves	29	**(14,881.5)**	457.5	**1,178.7**	–
Retained earnings	29	**2,241.1**	1,534.4	**255.7**	–
Parent entity interest		**1,422.4**	2,949.1	**15,497.2**	–
Minority interest	29	**0.3**	3.9	**–**	–
Total equity		**1,422.7**	2,953.0	**15,497.2**	–

The balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF RECOGNISED INCOME AND EXPENSE

for the year ended 30 June 2007

		Consolidated		Parent entity	
	Note	2007 US$m	2006 US$m	2007 US$m	2006 US$m
Actuarial gains/(losses) on defined benefit pension plans:					
– Continuing	26e	**33.3**	2.3	**–**	–
– Discontinued	26e	**(33.4)**	31.8	**–**	–
Exchange differences on translation of:					
– Foreign operations		**131.7**	69.4	**1,209.6**	–
– Entities disposed taken to profit		**8.4**	(135.2)	**–**	–
Cash flow hedges:					
– (Losses)/gains taken to equity		**(0.2)**	7.8	**–**	–
– Transferred to profit or loss		**(5.0)**	(3.2)	**–**	–
Income tax:					
– On items taken directly to or transferred directly from equity	9a	**4.0**	(8.6)	**–**	–
– On items transferred to profit or loss	9a	**1.9**	(1.5)	**–**	–
Net income/(expense) recognised directly in equity		**140.7**	(37.2)	**1,209.6**	–
Profit for the year		**1,291.3**	1,464.4	**255.7**	–
Total recognised income and expense for the year		**1,432.0**	1,427.2	**1,465.3**	–
Attributable to:					
Minority interest		**–**	1.0	**–**	–
Members of the parent entity		**1,432.0**	1,426.2	**–**	–
		1,432.0	1,427.2	**–**	–
Adjustment on initial adoption of AASB 132 and AASB 139:					
– Taken to retained earnings		**–**	(2.2)		
– Taken to reserves		**–**	2.0		
		–	(0.2)		

The statements of recognised income and expense should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS

for the year ended 30 June 2007

		Consolidated		Parent entity	
	Note	2007 US$m	2006 US$m	2007 US$m	2006 US$m
Cash flows from operating activities					
Receipts from customers		**4,653.3**	6,785.9	-	-
Payments to suppliers and employees		**(3,380.0)**	(5,271.9)	-	-
Cash generated from operations		**1,273.3**	1,514.0	-	-
Dividends received from joint ventures and associates		**7.0**	16.1	-	-
Interest received		**39.5**	8.4	**0.9**	-
Interest paid		**(93.3)**	(127.9)	**(5.1)**	-
Income taxes paid on operating activities		**(182.5)**	(221.5)	**(118.9)**	-
Net cash inflow/(outflow) from operating activities	31d	**1,044.0**	1,189.1	**(123.1)**	-
Cash flows from investing activities					
Proceeds from disposal of businesses		**2,427.6**	1,084.3	-	-
Income tax paid on disposal of businesses		**(152.7)**	-	-	-
Acquisition of subsidiaries, net of cash acquired		**(19.9)**	(199.8)	-	-
Increase in other investments		-	(2.9)	-	-
Disposals of other investments		-	2.2	-	-
Purchases of property, plant and equipment		**(670.2)**	(784.6)	-	-
Proceeds from sale of property, plant and equipment		**131.1**	176.3	-	-
Purchases of intangible assets		**(16.1)**	(24.2)	-	-
Loan outflows with subsidiaries and associates		**(0.4)**	(2.0)	**(853.1)**	-
Loan inflows with subsidiaries and associates		**1.8**	5.8	**3,440.2**	-
Net cash inflow from investing activities		**1,701.2**	255.1	**2,587.1**	-
Cash flows from financing activities					
Proceeds from borrowings		**5,377.0**	3,330.2	-	-
Repayments of borrowings		**(5,146.1)**	(3,940.2)	-	-
Net outflow from option costs and hedge borrowings		**(21.3)**	(5.3)	**(6.4)**	-
Proceeds from issue of ordinary shares		**75.6**	64.0	**20.8**	-
Buy-back of ordinary shares		**(1,527.5)**	(645.2)	**(1,527.5)**	-
Cash Alternative at Unification		**(950.3)**	-	**(950.3)**	-
Dividends paid to Brambles' shareholders		**(604.0)**	(296.7)	-	-
Dividends paid to minority interests		-	(0.6)	-	-
Net cash used in financing activities		**(2,796.6)**	(1,493.8)	**(2,463.4)**	-
Net decrease in cash and cash equivalents		**(51.4)**	(49.6)	**0.6**	-
Cash and deposits, net of overdrafts, at beginning of year		**129.4**	188.0	-	-
Effect of exchange rate changes		**48.9**	(9.0)	-	-
Cash and deposits, net of overdrafts, at end of year	31a	**126.9**	129.4	**0.6**	-

The cash flow statements should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2007

Note 1. Basis of preparation

These financial statements present the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2007.

The financial statements comply with International Financial Reporting Standards (IFRS). This general purpose financial report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and in accordance with the requirements of the Corporations Act 2001. They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

The financial statements are drawn up in accordance with the conventions of historical cost accounting, except for available-for-sale investments, derivative financial instruments and financial assets and liabilities at fair value through profit or loss.

References to 2007 and 2006 are to the financial years ended 30 June 2007 and 30 June 2006 respectively.

Unification of the DLC structure

Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) became parties to a dual-listed companies structure (DLC Structure) on 7 August 2001. A DLC structure is a contractual arrangement between two listed companies under which they operate as if they were a single economic enterprise (with a common Board and executive management team) while retaining their separate legal identities, tax residences and stock exchange listings. The result is that the shareholders of each company effectively have the same status in terms of votes, dividends and capital returns as if they held shares in a single economic enterprise controlling the assets of both companies.

On 29 November 2005, Brambles announced its intention to unify the DLC Structure under a single Australian holding company with a primary listing on the Australian Securities Exchange (ASX) and a secondary listing on the London Stock Exchange (LSE). Brambles also announced that it intended to undertake on-market buy-backs prior to the Unification and to make a cash alternative available to those shareholders who did not wish to receive shares in the new Australian holding company on Unification (Cash Alternative).

On 4 December 2006 Brambles Limited, which was incorporated on 21 March 2006, became the new holding company by way of schemes of arrangement between BIL and its shareholders under Australian law and between BIP and its shareholders under English law (Unification).

Following approval of the Schemes and satisfaction of all conditions precedent:

- BIL Shareholders had their shares in BIL transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or payment of cash by Brambles Limited under the Cash Alternative;
- BIP Shareholders had their shares in BIP transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or cancelled in return for the payment of cash by Brambles Limited under the Cash Alternative; and
- BIL and BIP then became wholly owned subsidiaries of Brambles Limited.

Note 2. Significant accounting policies

The policies set out below have been consistently applied to all the years presented.

New accounting standards and interpretations

At 30 June 2007, certain new accounting standards and interpretations have been published that will become mandatory in future reporting periods. Brambles has not elected to early-adopt these new or amended accounting standards and interpretations. The expected impact of these changed accounting requirements should not materially alter Brambles' accounting policies at the date of this report.

AASB 7: Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards are applicable to annual reporting periods beginning on or after 1 January 2007. AASB 7 introduces new disclosures in relation to financial instruments.

AASB 8: Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 8 will have an effect on the disclosures in segment reporting.

AASB 123: Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 123 removes the option to expense as incurred borrowing costs on fixed assets that take time to construct.

Basis of consolidation

Brambles Limited was incorporated on 21 March 2006.

For the purpose of preparing the Brambles Limited consolidated financial statements, Unification has been accounted for as a reverse acquisition, with BIL and BIP jointly identified as the acquirer in accordance with AASB 3: Business Combinations.

Whilst Brambles Limited reflects its investment in BIL and BIP at fair value at the date of acquisition in its parent entity accounts, the Brambles Limited consolidated accounts are presented as a continuation of the BIL and BIP consolidated group. Therefore, Brambles Limited's assets, liabilities and contingent liabilities were fair valued and then consolidated together with BIL and BIP and their subsidiaries.

The consolidated financial statements of Brambles include the financial statements of Brambles Limited and all its legal subsidiaries. The consolidation process eliminates all inter-entity accounts and transactions. The financial statements of overseas subsidiaries have been prepared in accordance with overseas accounting practices and, for consolidation purposes, have been adjusted to comply with AIFRS. The financial statements of all subsidiaries are prepared for the same reporting period.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investment in controlled entities

Shares in controlled entities, as recorded in the parent entity, are recorded at cost.

Investment in joint ventures and associates

Investments in associates, where Brambles exercises significant influence, and other joint venture entities are accounted for using the equity method in the consolidated financial statements, and include any goodwill arising on acquisition. Under this method, Brambles' share of the profits or losses of associates and joint ventures is recognised in the consolidated balance sheet and its share of movements in reserves is recognised in consolidated reserves. Cumulative movements are adjusted against the cost of the investment.

If Brambles' share of losses in an associate or joint venture exceeds its interest in the associate or joint venture, Brambles does not recognise further losses unless it has incurred obligations or made payments on behalf of its associate or joint venture.

Loans to equity accounted associates and joint ventures under formal loan agreements are long term in nature and are included as investments.

Where there has been a change recognised directly in the joint venture's or associate's equity, Brambles recognises its share of any changes as a change in equity.

Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Discontinued operations

The trading results for business operations disposed during the year or classified as held for sale are disclosed separately as discontinued operations in the income statement. The amount disclosed includes any related impairment losses recognised and any gains or losses arising on disposal.

Comparative amounts for the prior year are restated in the income statement to include current year discontinued operations.

Segment reporting

Brambles' primary segment for reporting purposes is by business as Brambles' risks and rates of return are affected predominantly by the difference in the products and services between business streams. Secondary segment information is reported geographically.

Primary segment information is further analysed between continuing and discontinued operations.

Note 2.
Significant accounting policies (continued)

Presentation currency

The consolidated and parent entity financial statements are presented in US dollars.

Brambles has selected the US dollar as its presentation currency for the following reasons:

- a significant portion of Brambles' activity is denominated in US dollars; and
- the US dollar is widely understood by Australian, UK and international investors and analysts.

At 30 June 2006, prior to Unification, Brambles Limited, which has an A$ functional currency, had not traded. It prepared its first set of entity financial statements at that date using the Australian dollar as its presentation currency, and reported issued capital of A$2 and cash of A$2. Following Unification, Brambles Limited parent entity financial statements are presented in US dollars, consistent with the presentation currency used in the consolidated financial statements. Presenting both the consolidated and parent entity financial statements in US dollars avoids potential confusion for users of the financial statements and simplifies financial reporting.

Foreign currency

Items included in the financial statements of each of Brambles' entities are measured using the functional currency of each entity.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except where deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are recognised directly in equity.

The results and cash flows of Brambles Limited, subsidiaries, joint ventures and associates are translated into US dollars using the average exchange rates for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Assets and liabilities of Brambles Limited, subsidiaries, joint ventures and associates are translated into US dollars at the exchange rate ruling at the balance sheet date. Following Unification, the share capital of Brambles Limited is translated into US dollars at historical rates. All resulting exchange differences arising on the translation of Brambles' overseas and Australian entities are recognised as a separate component of equity.

The financial statements of foreign subsidiaries, joint ventures and associates that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into US dollars.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	2007	0.7901	1.3187	1.9520
	2006	0.7474	1.2256	1.7899
Year end	30 June 2007	0.8519	1.3580	2.0116
	30 June 2006	0.7425	1.2813	1.8525

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to Brambles and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of duties and taxes paid (Goods and Services Tax and local equivalents), except for UK landfill tax.

Revenue is recognised as follows:

- For services, when invoicing the customer following the provision of the service and/or under the terms of agreed contracts in accordance with agreed contractual terms in the period in which the service is provided;
- Where services are provided under long term contracts, the percentage of completion method is used to determine applicable revenue. Where the outcome of a contract cannot be reliably estimated but the applicable costs are expected to be recovered, revenue is recognised only to the extent of costs incurred.

Other income

Other income includes net gains on disposal of property, plant and equipment in the ordinary course of business, which are recognised when control of the property has passed to the buyer. Amounts arising from compensation for irrecoverable pooling equipment are recognised only when it is probable that they will be received.

Dividends

Dividend revenue is recognised when the shareholders' right to receive the payment is established.

Finance revenue

Interest revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Borrowing costs

Borrowing costs are recognised as expenses in the year in which they are incurred, except where they are included in the cost of qualifying assets.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. No borrowing costs were capitalised in 2007 or 2006.

Pensions and other post-employment benefits

Payments to defined contribution pension schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where Brambles' obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

In 2006, Brambles elected to early adopt the amendment to AASB 119: Employee Benefits in order to recognise actuarial gains and losses in the statement of recognised income and expense.

A liability in respect of defined benefit pension schemes is recognised in the balance sheet, measured as the present value of the defined benefit obligation at the reporting date less the fair value of the pension scheme's assets at that date. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds.

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

Actuarial gains and losses arising from differences between expected and actual returns, and the effect of changes in actuarial assumptions are recognised in full through the statement of recognised income and expense in the period in which they arise.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees' services, in accordance with the advice of qualified actuaries.

Executive and employee option plans

Incentives in the form of share-based compensation benefits are provided to executives and employees under share option and performance share schemes approved by shareholders.

Options and share awards are fair valued by qualified actuaries at their grant dates in accordance with the requirements of AASB 2: Share-based Payments, using a binomial model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, on a straight-line basis over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to the options and awards under the share option schemes (phantom shares). These phantom shares are fair valued on initial grant and at each subsequent reporting date. The cost of such phantom shares is charged to the income statement over the relevant vesting periods, with a corresponding increase in provisions.

The fair value calculation of options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, Brambles revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Special items

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring, and impairment charges on tangible or intangible assets. The Directors consider that this presentation best assists the users of Brambles' financial statements in their understanding of the underlying business results.

Note 2.
Significant accounting policies (continued)

Assets

Cash and cash equivalents

For purposes of the cash flow statement, cash includes deposits at call with financial institutions and other highly liquid investments which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are presented within borrowings in the balance sheet.

Receivables

Trade receivables do not carry any interest and are recognised at amounts receivable less an allowance for any uncollectible amounts. Trade receivables are recognised when services are provided and settlement is expected within normal credit terms.

Bad debts are written-off when identified. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence.

Inventories

Stock and stores on hand are valued at the lower of cost and net realisable value and, where appropriate, provision is made for possible obsolescence. Work in progress, which represents partly-completed work undertaken at pre-arranged rates but not invoiced at the balance sheet date, is recorded at the lower of cost or net realisable value.

Cost is determined on a first-in, first-out basis and, where relevant, includes an appropriate portion of overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs to make the sale.

Recoverable amount of non-current assets

At each reporting date, Brambles assesses whether there is any indication that an asset, or cash generating unit to which the asset belongs, may be impaired. Where an indicator of impairment exists, Brambles makes a formal estimate of recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use.

Where the carrying value of an asset exceeds its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. The impairment loss is recognised as a special item of expense in the income statement in the reporting period in which the write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market risk adjusted discount rate.

Property, plant and equipment

Property, plant and equipment (PPE) is stated at cost, net of depreciation and any impairment, except land which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of assets, and, where applicable, an initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditure is capitalised only when it is probable that future economic benefits associated with the expenditure will flow to Brambles. Repairs and maintenance are expensed in the income statement in the period they are incurred.

Depreciation is charged in the financial statements so as to write-off the cost of all PPE, including landfill sites, but excluding other freehold land, to their residual value on a straight-line or reducing balance basis over their expected useful lives to Brambles. Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Predominantly, the straight-line basis has been used except for landfill sites where depreciation is based on the capacity used as a proportion of the total capacity available.

The expected useful lives of PPE are generally:

• Buildings	50 years
• Pooling equipment	5–10 years
• Other plant and equipment (owned and leased)	3–20 years

The cost of improvements to leasehold properties is amortised over the unexpired portion of the lease, or the estimated useful life of the improvement to Brambles, whichever is the shorter.

Provision is made for irrecoverable pooling equipment based on experience in each market. The provision is presented within accumulated depreciation.

The carrying values of PPE are reviewed for impairment when circumstances indicate their carrying values may not be recoverable. Assets are assessed within the cash generating unit to which they belong. Any impairment losses are recognised in the income statement.

The recoverable amount of PPE is the greater of its fair value less costs to sell and its value in use. Value in use is determined as estimated future cash flows discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risk specific to the asset.

PPE is derecognised upon disposal or when no future economic benefits are expected to arise from continued use of the asset. Any net gain or loss arising on derecognition of the asset is included in the income statement and presented as other income in the period in which the asset is derecognised.

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortised.

Goodwill represents the excess of the cost of an acquisition over the fair value of Brambles' share of the net identifiable assets of the acquired subsidiary, joint venture or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in investments in joint ventures and associates.

Upon acquisition, any goodwill arising is allocated to each cash generating unit expected to benefit from the acquisition. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment loss is recognised when the recoverable amount of the cash generating unit is less than its carrying amount.

On disposal of an operation, goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

Intangible assets

Intangible assets acquired are capitalised at cost, unless acquired as part of a business combination in which case they are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less provisions for amortisation and impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible non-current assets where it is used to support a significant business system and the expenditure leads to the creation of a durable asset.

Useful lives have been established for all non-goodwill intangible assets. Amortisation charges are expensed in the income statement on a straight-line basis over those useful lives. Estimated useful lives are reviewed annually.

The expected useful lives of intangible assets are generally:

- Customer lists and relationships 3–20 years
- Computer software 3–7 years

There are no non-goodwill intangible assets with indefinite lives.

Intangible assets are tested for impairment where an indicator of impairment exists, either individually or at the cash generating unit level.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Liabilities

Payables

Trade and other creditors represent liabilities for goods and services provided to Brambles prior to the end of the financial year which remain unpaid at the reporting date. The amounts are unsecured and are paid within normal credit terms.

Provisions

Provisions for liabilities are made on the basis that, due to a past event, the business has a constructive or legal obligation to transfer economic benefits that are of uncertain timing or amount. Provisions are measured at the present value of management's best estimate at the balance sheet date of the expenditure required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks appropriate to the liability.

Provisions for environmental and landfill costs include provisions associated with the closure and post closure costs of landfill sites. Brambles estimates its total future requirements for closure costs and for post closure monitoring and maintenance of each site after the anticipated closure.

Full provision for site restoration is made for the net present value (NPV) of Brambles' minimum unavoidable costs in relation to restoration liabilities at its landfill sites and this value is capitalised in fixed assets. Brambles provides for the NPV of restoration costs over the life of its landfill sites, based upon the amount of airspace consumed.

Provision for aftercare is made for the NPV of post closure costs based on the amount of airspace consumed in the period. The dates of payment of aftercare costs are uncertain but are anticipated to be up to 60 years from closing of the relevant landfill site.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

Interest bearing liabilities

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the borrowing proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless Brambles has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Note 2.
Significant accounting policies (continued)

Employee entitlements

Employee entitlements are provided by Brambles in accordance with the legal and social requirements of the country of employment. Principal entitlements are for annual leave, sick leave, long service leave and contract entitlements. Annual leave and sick leave entitlements are presented within trade and other payables.

Liabilities for annual leave, as well as those employee entitlements which are expected to be settled within one year, are measured at the amounts expected to be paid when they are settled. All other employee entitlement liabilities are measured at the estimated present value of the future cash outflows to be made in respect of services provided by employees up to the reporting date.

Dividends

A provision for dividends is only recognised where the dividends have been declared prior to the reporting date.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments under operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis over the term of the lease.

Finance leases

Finance leases, which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to Brambles, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, present value of the minimum lease payments, and disclosed as property, plant and equipment held under lease. A lease liability of equal value is also recognised.

Lease payments are allocated between finance charges and a reduction of the lease liability so as to achieve a constant period rate of interest on the lease liability outstanding each period. The finance charge is recognised as a finance cost in the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Income tax

The income tax expense or benefit for the year is the tax payable or receivable on the current year's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, calculated using tax rates which are enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are not recognised:

- Where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- In respect of temporary differences associated with investments in subsidiaries, joint ventures and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Current and deferred tax attributable to amounts recognised directly in equity are also recognised directly in equity.

Financial instruments

Financial assets and financial liabilities are recognised on Brambles' balance sheet when Brambles becomes a party to the contractual provisions of the instrument. Derecognition takes place when Brambles no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Derivative instruments used by Brambles, which are used solely for hedging purposes (ie to offset foreign exchange and interest rate risks), comprise interest rate swaps, caps, collars, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of Brambles' existing underlying exposure in line with Brambles' risk management policies.

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturities at the balance sheet date. The fair value of interest rate swap contracts is calculated as the present value of the forward cash flows of the instrument after applying market rates and standard valuation techniques.

For the purposes of hedge accounting, hedges are classified as either fair value hedges or cash flow hedges.

Fair value hedges

Fair value hedges are derivatives that hedge exposure to changes in the fair value of a recognised asset or liability, or an unrecognised firm commitment. In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer meets the hedge accounting criteria. In this case, any adjustment to the carrying amounts of the hedged item for the designated risk for interest-bearing financial instruments is amortised to the income statement following termination of the hedge.

Cash flow hedges

Cash flow hedges are derivatives that hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction.

In relation to cash flow hedges to hedge forecast transactions which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.

At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

Derivatives that do not qualify for hedge accounting

Where derivatives do not qualify for hedge accounting, gains or losses arising from changes in their fair value are taken directly to net profit or loss for the year.

Contributed equity

Ordinary shares including share premium are classified as contributed equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of Brambles' own equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds of issue.

Note 2. Significant accounting policies (continued)

Earnings per share (EPS)

Basic EPS is calculated as net profit attributable to members of the parent entity, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the parent entity, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after-tax effect of dividends and finance costs associated with dilutive potential ordinary shares that have been recognised as expenses;
- Other non-discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

and divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Rounding of amounts

As Brambles is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

Note 3. Critical accounting estimates and judgements

In applying its accounting policies, Brambles has made estimates and assumptions concerning the future, which may differ from the related actual outcomes. Those estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Irrecoverable pooling equipment provisioning

Loss or damage is an inherent risk of pooling equipment operations. CHEP's pooling equipment operations around the world differ in terms of business model, market dynamics, customer and distribution channel profiles, contractual arrangements and operational detail. Brambles conducts audits on a regular basis to confirm the existence and the condition of its pooling equipment assets, and monitors its pooling equipment operations using detailed key performance indicators (KPIs).

The irrecoverable pooling equipment provision is determined by reference to historical statistical data in each market, including the outcome of audits and relevant KPIs, together with management estimates of future equipment losses.

Income taxes

Brambles is a global company and is subject to income taxes in many jurisdictions around the world. Significant judgement is required in determining the provision for income taxes on a worldwide basis. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Brambles recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from amounts provided, such differences will impact the current and deferred tax provisions in the period in which such outcome is obtained.

Provisions on divestments

Brambles has made provisions in relation to vendor warranties and other matters associated with the divestments made in 2007 and prior years. These provisions have been established by management using information currently available. Where the eventual outcome of these matters is different from amounts currently provided, such differences will impact profits in the period in which such outcome is recognised.

Note 4.
Segment information

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management).

Discontinued operations comprise Cleanaway (waste management), Brambles Industrial Services, Regional Businesses and Recall's Italian operations, which were divested in 2006 or 2007.

Intersegment revenue during the period was immaterial.

	Total revenue		Sales revenue	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
By business segment				
CHEP	**3,374.5**	3,078.8	**3,218.4**	2,956.4
Recall	**655.2**	569.9	**650.4**	565.7
Continuing operations	**4,029.7**	3,648.7	**3,868.8**	3,522.1
Cleanaway	**252.1**	1,796.2	**252.1**	1,771.9
Brambles Industrial Services	**–**	444.7	**–**	441.5
Regional Businesses	**–**	161.2	**–**	160.8
Other	**–**	19.4	**–**	19.4
Discontinued operations	**252.1**	2,421.5	**252.1**	2,393.6
Total	**4,281.8**	6,070.2	**4,120.9**	5,915.7
By geographic origin				
Europe	**1,816.7**	2,998.9	**1,779.8**	2,961.1
Americas	**1,843.2**	1,867.3	**1,737.4**	1,771.0
Australia/New Zealand	**487.6**	1,044.9	**473.9**	1,029.1
Rest of World	**134.3**	159.1	**129.8**	154.5
Total	**4,281.8**	6,070.2	**4,120.9**	5,915.7

Note 4.
Segment information (continued)

	Operating profit[1]		Comparable operating profit[2]		Special items, before tax	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m	**2007 US$m**	2006 US$m
By business segment						
CHEP	**845.2**	703.8	**845.2**	703.8	**-**	-
Recall	**86.5**	72.8	**118.5**	97.5	**(32.0)**	(24.7)
Brambles HQ	**(135.7)**	(75.5)	**(30.9)**	(30.0)	**(104.8)**	(45.5)
Continuing operations	**796.0**	701.1	**932.8**	771.3	**(136.8)**	(70.2)
Cleanaway[3]	**858.3**	1,235.9	**40.6**	241.5	**817.7**	994.4
Brambles Industrial Services	**-**	51.0	**-**	62.8	**-**	(11.8)
Regional Businesses	**-**	66.2	**-**	5.2	**-**	61.0
Other	**-**	(25.5)	**-**	1.0	**-**	(26.5)
Discontinued operations	**858.3**	1,327.6	**40.6**	310.5	**817.7**	1,017.1
Total	**1,654.3**	2,028.7	**973.4**	1,081.8	**680.9**	946.9

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
By business segment				
CHEP	**652.7**	555.3	**362.1**	360.7
Recall	**66.5**	144.7	**41.6**	50.2
Brambles HQ	**0.8**	1.3	**0.6**	1.1
Continuing operations	**720.0**	701.3	**404.3**	412.0
Cleanaway	**24.7**	106.6	**-**	54.7
Brambles Industrial Services	**-**	71.6	**-**	21.1
Regional Businesses	**-**	8.7	**-**	4.4
Other	**-**	0.6	**-**	0.5
Discontinued operations	**24.7**	187.5	**-**	80.7
Total	**744.7**	888.8	**404.3**	492.7
By geographic origin				
Europe	**283.6**	291.3		
Americas	**367.2**	335.0		
Australia/New Zealand	**63.0**	234.1		
Rest of World	**30.9**	28.4		
Total	**744.7**	888.8		

	Segment assets		Segment liabilities	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
By business segment				
CHEP	**3,810.0**	3,445.8	**715.8**	588.4
Recall	**1,022.8**	941.4	**151.4**	131.9
Brambles HQ	**20.2**	1,382.3	**135.7**	272.1
Continuing operations	**4,853.0**	5,769.5	**1,002.9**	992.4
Cleanaway	**–**	610.2	**–**	321.9
Discontinued operations	**–**	610.2	**–**	321.9
Segment assets and liabilities	**4,853.0**	6,379.7	**1,002.9**	1,314.3
Cash and borrowings	**130.4**	129.4	**2,127.3**	1,819.5
Current tax balances	**7.4**	9.6	**74.7**	244.6
Deferred tax balances	**3.1**	41.6	**389.8**	266.4
Equity-accounted investments	**23.5**	37.5	**–**	–
Total assets and liabilities	**5,017.4**	6,597.8	**3,594.7**	3,644.8
By geographic origin				
Europe	**1,974.3**	2,407.8		
Americas	**2,128.5**	1,907.5		
Australia/New Zealand	**622.8**	1,913.3		
Rest of World	**127.4**	151.1		
Total	**4,853.0**	6,379.7		

[1] Operating profit is segment revenue less segment expense and excludes net finance costs.

[2] Comparable operating profit is profit before special items, finance costs and tax which the Directors consider to be a useful measure of underlying business performance. The difference between comparable operating profit and operating profit in the segment report is due to special items.

[3] In 2007 and 2006, operating profit for the Cleanaway segment included the gain on disposal of both Cleanaway Australia and Industrial Services Australia as they were divested as one transaction.

Note 5.
Profit from ordinary activities – continuing operations

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
a) Revenue and other income – continuing operations				
Sales revenue	**3,868.8**	3,522.1	**–**	–
Net gains on disposals of property, plant and equipment	**42.7**	29.1	**–**	–
Other operating income	**118.2**	97.5	**–**	–
Other income	**160.9**	126.6	**–**	–
Total revenue	**4,029.7**	3,648.7	**–**	–
b) Operating expenses – continuing operations				
Employment costs (Note 7)	**739.4**	697.1	**–**	–
Service suppliers:				
- Transport	**722.0**	636.3	**–**	–
- Repairs and maintenance	**239.7**	231.2	**–**	–
- Subcontractors and other service suppliers	**497.5**	436.8	**–**	–
Raw materials and consumables	**182.7**	176.1	**–**	–
Occupancy	**184.0**	147.4	**–**	–
Depreciation of property, plant and equipment	**362.2**	364.1	**–**	–
Irrecoverable pooling equipment provision expense	**90.2**	93.7	**–**	–
Amortisation:				
- Software	**33.5**	30.6	**–**	–
- Acquired intangible assets (other than software)	**6.0**	14.6	**–**	–
- Deferred expenditure	**2.6**	2.7	**–**	–
Other	**178.2**	120.6	**6.4**	–
	3,238.0	2,951.2	**6.4**	–
c) Net foreign exchange gains and losses – continuing operations				
Net losses included in operating profit	**(4.0)**	(0.5)	**–**	–
Net (losses)/gains included in net finance costs	**(6.7)**	0.1	**–**	–
	(10.7)	(0.4)	**–**	–

Note 6.
Special items – continuing operations

	Before tax US$m	2007 Tax US$m	After tax US$m
a) Consolidated			
Amortisation of acquired intangible assets (other than software)	**(6.0)**	**0.7**	**(5.3)**
Exceptional items:			
– Stamp duty on Unification[1]	**(28.8)**	**-**	**(28.8)**
– Restructuring and Unification costs[1]	**(76.0)**	**(23.4)**	**(99.4)**
– Recall restructuring costs[2]	**(26.0)**	**7.5**	**(18.5)**
Special items from continuing operations	**(136.8)**	**(15.2)**	**(152.0)**

	Before tax US$m	2006 Tax US$m	After tax US$m
Amortisation of acquired intangible assets (other than software)	(3.4)	1.0	(2.4)
Exceptional items:			
– Restructuring and Unification costs[1]	(45.5)	0.5	(45.0)
– AUSDOC integration costs[3]	(21.3)	1.2	(20.1)
Special items from continuing operations	(70.2)	2.7	(67.5)

	Before tax US$m	2007 Tax US$m	After tax US$m
b) Parent entity			
Exceptional items:			
– Unification costs[1]	**(6.4)**	**(1.2)**	**(7.6)**
Special items from continuing operations	**(6.4)**	**(1.2)**	**(7.6)**

[1] Brambles incurred UK stamp duty of US$28.8 million on Unification. Brambles also incurred advisers' fees (US$49.4 million) and employment-related and office closure costs (US$26.6 million) totalling US$76.0 million (2006: US$45.5 million) in connection with the restructuring and Unification. The net tax charge of US$23.4 million includes US$29.0 million transitional withholding tax expense as a result of Unification. Further amounts incurred within discontinued operations are described in Note 12. The parent entity incurred US$6.4 million of costs of foreign exchange options taken out in relation to the Cash Alternative.

[2] Following a review, Recall incurred US$26.0 million on restructuring its Global, North American, European and Asia Pacific operations. This included redundancy and related costs, software writedowns and AUSDOC integration costs.

[3] The majority of the brands and software acquired as part of the AUSDOC acquisition in 2006 were not required under Recall ownership, as the AUSDOC operation was immediately integrated with Recall's existing operations. In accordance with the requirements of AASB 3: Business Combinations, the brands and software acquired were fair valued at acquisition date without regard to the acquirer's intentions for those assets. The intangible assets were fully amortised in 2006 over their effective life to Recall. The accelerated amortisation expense in 2006 amounted to US$14.7 million, of which US$11.2 million related to the AUSDOC brand and US$3.5 million related to software. Other restructuring and integration costs of US$6.6 million were also incurred.

Note 7.
Employment costs – continuing operations

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Wages and salaries	**611.6**	577.1	–	–
Social security costs	**69.5**	62.1	–	–
Share-based payment expense	**20.0**	16.2	–	–
Pension costs:				
– Defined contribution plans	**14.7**	19.8	–	–
– Defined benefit plans	**7.7**	7.1	–	–
Other post-employment benefits	**15.9**	14.8	–	–
	739.4	697.1	–	–

The average monthly number of employees in continuing operations was:

	2007	2006	**2007**	2006
CHEP	**7,466**	7,585	–	–
Recall	**4,762**	4,506	–	–
Brambles HQ	**99**	158	–	–
	12,327	12,249	–	–

Note 8.
Net finance costs

Finance revenue				
Interest income	**39.4**	8.1	**446.9**	–
Finance costs				
Interest expense on bank loans and other borrowings	**(97.5)**	(116.5)	**(70.5)**	–
Other	**(1.8)**	(3.4)	–	–
	(99.3)	(119.9)	**(70.5)**	–
Net finance (costs)/revenue	**(59.9)**	(111.8)	**376.4**	–

Note 9.
Income tax

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
a) Components of tax expense				
Amounts recognised in the income statement				
Current income tax – continuing operations:				
– Income tax charge	**176.6**	183.3	**114.3**	–
– Prior year adjustments	**(5.4)**	2.4	**–**	–
	171.2	185.7	**114.3**	–
Deferred tax – continuing operations:				
– Origination and reversal of temporary differences	**133.7**	44.0	**–**	–
– Previously unrecognised tax losses	**(3.1)**	(11.0)	**–**	–
– Prior year adjustments	**0.6**	8.0	**–**	–
	131.2	41.0	**–**	–
Tax expense – continuing operations	**302.4**	226.7	**114.3**	–
Tax expense – discontinued operations (Note 12b)	**0.7**	225.8	**–**	–
Tax expense recognised in the income statement	**303.1**	452.5	**114.3**	–
Amounts recognised in the statement of recognised income and expense				
– Actuarial (gain)/losses on defined benefit pension schemes	**(4.0)**	8.6	**–**	–
– (Gains)/losses on revaluation of cash flow hedges	**(1.9)**	1.5	**–**	–
Tax (benefit)/expense recognised directly in the statement of recognised income and expense	**(5.9)**	10.1	**–**	–
b) Reconciliation between tax expense and accounting profit before tax				
Profit before tax – continuing operations	**736.1**	589.3	**370.0**	–
Tax at standard Australian rate of 30% (2006: 30%)	**220.8**	176.8	**111.0**	–
Effect of tax rates in other jurisdictions	**11.2**	18.0	**–**	–
Prior year adjustments	**(4.8)**	10.4	**–**	–
Items not subject to taxation	**(1.8)**	(4.6)	**–**	–
Prior year tax losses written-off	**–**	0.9	**–**	–
Current year tax losses not recognised	**3.6**	5.0	**–**	–
Foreign withholding tax – unrecoverable	**31.2**	4.3	**–**	–
Change in tax rates	**(7.0)**	(0.4)	**–**	–
Non-deductible expenses	**36.1**	21.1	**2.1**	–
Prior year tax losses recouped	**(3.1)**	(10.7)	**–**	–
Other	**16.2**	5.9	**1.2**	–
Tax expense – continuing operations	**302.4**	226.7	**114.3**	–
Tax expense – discontinued operations (Note 12b)	**0.7**	225.8	**–**	–
Total income tax expense	**303.1**	452.5	**114.3**	–

Note 9.
Income tax (continued)

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
c) Components of and changes in deferred tax assets				
Deferred tax assets shown in the balance sheet are represented by temporary differences attributable to:				
Amounts recognised in the income statement				
Employee benefits	**11.9**	13.3	**–**	–
Provisions	**20.8**	23.8	**–**	–
Losses available against future taxable income	**112.3**	190.7	**–**	–
Other	**36.8**	27.5	**–**	–
	181.8	255.3	**–**	–
Amounts directly recognised in equity				
Share-based payments	**7.7**	9.8	**–**	–
Set-off of deferred tax liabilities	**(186.4)**	(247.5)	**–**	–
Net deferred tax assets	**3.1**	17.6	**–**	–
Changes in deferred tax assets were as follows:				
At 1 July	**17.6**	135.8	**–**	–
Charged to the income statement	**(73.5)**	(32.4)	**–**	–
(Charged)/credited directly to equity	**(2.1)**	8.1	**–**	–
Transfer to discontinued operations	**–**	(23.8)	**–**	–
Disposal of businesses	**–**	(33.0)	**–**	–
Acquisition of subsidiary	**–**	1.6	**–**	–
Offset against deferred tax liabilities	**61.1**	(35.3)	**–**	–
Currency variations	**–**	(3.4)	**–**	–
At 30 June	**3.1**	17.6	**–**	–

Deferred tax assets are recognised for carried forward tax losses to the extent that the realisation of the related tax benefit through future taxable profits is probable. At reporting date, Brambles has unused tax losses of US$538.7 million (2006: US$723.8 million) available for offset against future profits. A deferred tax asset has been recognised in respect of US$301.0 million (2006: US$509.6 million) of such losses.

The benefit for tax losses will only be obtained if:

- Brambles derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- Brambles continues to comply with the conditions for deductibility imposed by tax legislation; and
- No changes in tax legislation adversely affect Brambles in realising the benefit from the deductions for the losses.

No deferred tax asset has been recognised in respect of the remaining unused tax losses of US$237.7 million (2006: US$214.2 million) due to the unpredictability of future profit streams in the relevant jurisdictions. These losses may be carried forward indefinitely.

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
d) Components and changes in deferred tax liabilities				
Deferred tax liabilities shown in the balance sheet are represented by temporary differences attributable to:				
Amounts recognised in the income statement				
Accelerated depreciation for tax purposes	**507.7**	474.5	**–**	–
Other	**62.3**	30.6	**–**	–
	570.0	505.1	**–**	–
Amounts recognised in the statement of recognised income and expense				
Actuarial gains on defined benefit plans	**5.2**	6.8	**–**	–
Cash flow hedges	**1.0**	1.5	**–**	–
	6.2	8.3	**–**	–
Set-off of deferred tax assets	**(186.4)**	(247.5)	**–**	–
Net deferred tax liabilities	**389.8**	265.9	**–**	–
Changes in deferred tax liabilities were as follows:				
At 1 July	**265.9**	357.1	**–**	–
Charged to the income statement	**64.9**	20.3	**–**	–
(Credited)/charged to the statement of recognised income and expense	**(2.1)**	10.1	**–**	–
Transfer to discontinued operations	**–**	0.5	**–**	–
Disposal of businesses	**–**	(98.8)	**–**	–
Acquisition of subsidiary	**–**	0.7	**–**	–
Offset against deferred tax asset	**61.1**	(35.3)	**–**	–
Transfer from non-current to current tax liabilities	**–**	1.7	**–**	–
Currency variations	**–**	9.6	**–**	–
At 30 June	**389.8**	265.9	**–**	–

At reporting date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liablities have not been recognised in the consolidated financial statements was US$1,756.2 million (2006: US$1,453.3 million). No liability has been recognised in respect of these differences because Brambles is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Unremitted earnings totalled US$1,985.4 million (2006: US$1,474.6 million) of which US$62.9 million relates to earnings post Unification.

Note 10.
Earnings per share

	Consolidated	
	2007 US cents	2006 US cents
Earnings per share		
– Basic	**83.4**	86.7
– Diluted	**82.3**	85.2
– Basic, before special items	**39.6**	38.3
From continuing operations		
– Basic	**28.0**	21.5
– Diluted	**27.7**	21.1
– Basic, before special items	**37.8**	25.5
From discontinued operations		
– Basic	**55.4**	65.2
– Diluted	**54.6**	64.1
– Basic, before special items	**1.8**	12.8

Options and performance share rights granted under the employee option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details are set out in Note 28.

	2007 million	2006 million
a) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	**1,548.3**	1,688.8
Adjustment for share options and performance share rights	**20.0**	27.9
Weighted average number of ordinary shares outstanding during the year used in the calculation of diluted earnings per share	**1,568.3**	1,716.7
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	**7.3**	4.1

	2007 US$m	2006 US$m
b) Reconciliations of earnings used in calculating earnings per share		
Basic and diluted earnings per share		
Profit from continuing operations attributable to ordinary shareholders	**433.7**	362.6
Profit from discontinued operations, after minority interests	**857.6**	1,100.8
Profit attributable to ordinary shareholders used in calculating basic earnings per share	**1,291.3**	1,463.4

Note 11.
Dividends

a) Dividends paid during the year

	Special[1] 2006	Final 2006	Interim 2006	Final 2005
Brambles Industries Limited				
Dividend per share (in Australian cents)	**34.5**	**13.5**	11.5	11.5
Franked amount at 30% tax (in Australian cents)	**34.5**	**13.5**	11.5	11.5
Cost (in US$ million)	**256.0**	**100.2**	83.9	87.1
Payment date	**12 Oct 2006**	**12 Oct 2006**	13 Apr 2006	13 Oct 2005

	Special[1] 2006	Second interim 2006	Interim 2006	Second interim 2005
Brambles Industries plc				
Dividend per share (in pence)	**13.918**	**5.446**	4.887	4.815
Cost (in US$ million)	**178.1**	**69.7**	61.2	64.5
Payment date	**12 Oct 2006**	**12 Oct 2006**	13 Apr 2006	13 Oct 2005

[1] The special dividend paid on 12 October 2006 included 13.5 Australian cents (5.446 pence) in lieu of the 2007 interim dividend that would normally be paid in April 2007; and 21.0 Australian cents (8.472 pence) in recognition of the success of the divestment program. Consequently, Brambles Limited did not declare a 2007 interim dividend.

b) Dividend declared after reporting date

	Final 2007
Brambles Limited	
Dividend per share (in Australian cents)	**17.0**
Franked amount at 30% tax (in Australian cents)	**3.4**
Cost (in US$ million)	**188.3**
Payment date	**11 Oct 2007**
Dividend record date	**21 Sept 2007**

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

c) Franking credits

	2007 US$m	2006 US$m
Franking credits available for subsequent financial years based on a tax rate of 30%	**38.6**	139.3

The amounts above represent the balance of the franking account as at the end of the year, adjusted for:

- Franking credits that will arise from the payment of the current tax liability;
- Franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
- Franking credits that will arise from dividends recognised as receivables at the reporting date; and
- Franking credits that may be prevented from being distributed in subsequent financial years.

The dividends declared by Brambles Limited after reporting date will be franked to the extent indicated out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2008.

Note 12.
Discontinued operations

a) Description

Brambles Industrial Services Northern Hemisphere, Cleanaway Germany, Cleanaway Australia, Industrial Services Australia, Recall Italy and Regional Businesses were divested in 2006. The divestments of Cleanaway UK and Cleanaway Asia were recognised in first half 2007 and concluded the divestment program announced in November 2005. All these businesses are presented as discontinued operations in this financial report.

b) Income statement and cash flow information – discontinued operations

	Consolidated	
	2007 US$m	2006 US$m
Total revenue	**252.1**	2,421.5
Operating expenses	**(211.5)**	(2,121.7)
Share of results of joint ventures and associates (Note 19d)	**-**	10.7
Profit before tax and special items	**40.6**	310.5
Special items (Note 12c)	**817.7**	1,017.1
Profit before tax from discontinued operations	**858.3**	1,327.6
Tax (expense)/benefit:		
– On profit before tax and special items	**(12.9)**	(93.5)
– On special items (Note 12c)	**12.2**	(132.3)
Total tax expense from discontinued operations	**(0.7)**	(225.8)
Profit for the period from discontinued operations	**857.6**	1,101.8
Net cash inflow from operating activities	**39.3**	245.6
Net cash outflow from investing activities	**(21.4)**	(131.2)
Net cash outflow from financing activities	**(0.5)**	(0.6)
Net increase in cash from discontinued operations[1]	**17.4**	113.8

[1] Net increase in cash from discontinued operations excludes proceeds from disposal of businesses.

c) Special items – discontinued operations

	Consolidated		
	2007		
	Before tax US$m	**Tax US$m**	**After tax US$m**
Exceptional items:			
– Gain recognised on completed disposals:			
Cleanaway UK[1]	**788.6**	**1.5**	**790.1**
Cleanaway Asia[2]	**12.3**	**(1.1)**	**11.2**
Other[3]	**19.8**	**11.8**	**31.6**
– Restructuring and Unification costs[4]	**(3.0)**	**–**	**(3.0)**
Special items from discontinued operations	**817.7**	**12.2**	**829.9**
	2006		
	Before tax US$m	Tax US$m	After tax US$m
Exceptional items:			
– Gain recognised on completed disposals[5]	1,071.6	(131.3)	940.3
– Loss on remeasurement to fair value less costs to sell[2]	(25.0)	–	(25.0)
– Costs incurred on disposal activity yet to close[1]	(11.2)	–	(11.2)
– Restructuring and Unification costs	(12.5)	(2.8)	(15.3)
– Other restructuring costs	(5.8)	1.8	(4.0)
Special items from discontinued operations	1,017.1	(132.3)	884.8

[1] In September 2006, Brambles completed the sale of Cleanaway UK and received proceeds of US$1,109.0 million. The pre-tax profit on sale was US$788.6 million (adjusted for a foreign currency translation reserve (FCTR) gain of US$0.9 million). Allowing for costs incurred in second half 2006 of US$11.2 million, the total profit on sale was US$777.4 million (US$778.9 million after tax).

[2] In November 2006, Brambles recognised the sale of Cleanaway Asia. Proceeds were US$31.6 million resulting in a pre-tax profit on sale of US$12.3 million (adjusted for a FCTR loss of US$5.8 million). The divestment program to sell Cleanaway Asia commenced in 2006 during which a loss of US$25.0 million was recognised to reduce the carrying amount of the disposed assets to estimated fair value less cost to sell. After allowing for this, the net loss on sale was US$12.7 million (US$13.8 million after tax).

[3] Net favourable provision adjustments of US$19.8 million (US$31.6 million after tax) were recognised in 2007 in respect of divestments completed in 2006.

[4] Further amounts of US$3.0 million (US$3.0 million after tax) were incurred in respect of redundancies, office closure and expenses associated with Brambles Industrial Services headquarters which were closed during 2007.

[5] During 2006, Brambles completed the following sales:

	Proceeds US$m	Pre-tax profit/(loss) US$m	Tax US$m	After tax profit/(loss) US$m
Eurotainer	105.5	61.0	(16.3)	44.7
BIS Northern Hemisphere	238.2	0.7	1.1	1.8
Cleanaway Germany	738.5	179.3	(7.2)	172.1
Interlake	41.5	(19.5)	6.1	(13.4)
TMF	19.4	8.8	(1.3)	7.5
TCR	32.7	10.7	–	10.7
Cleanaway & Industrial Services Australia	1,341.6	857.1	(113.7)	743.4
Recall Italy	9.3	(26.5)	–	(26.5)
	2,526.7	1,071.6	(131.3)	940.3

Note 12.
Discontinued operations (continued)

d) Details of disposal transactions recognised in 2007

	Consolidated 2007 US$m
Cash consideration received	2,426.5
Cash and cash equivalents disposed	10.7
Costs settled	99.3
Deferred consideration	(1,393.1)
Total disposal consideration	1,143.4
Carrying amounts of assets and liabilities sold:	
– Cash and cash equivalents	10.7
– Receivables	142.5
– Inventories	5.1
– Other assets	13.6
– Current and deferred tax assets	37.0
– Property, plant and equipment	365.9
– Goodwill and intangible assets	93.7
– Equity-accounted investments	10.5
– Trade and other payables	(135.2)
– Current and deferred tax liabilities	(20.2)
– Retirement benefit obligations	(120.9)
– Provisions	(98.0)
– Debt	(6.9)
Carrying amount of net assets sold	297.8
Equity reserves brought to account on disposal:	
– Foreign currency translation reserve taken to profit or loss	4.9
– Outside equity interest	(3.5)
Net impact on equity reserves	1.4
Gross gain on disposal	844.2
Disposal costs	(23.5)
Gain on sale before income tax (note 12c)	820.7

Deferred consideration reflects the proceeds from the sale of Cleanaway Australia and Industrial Services Australia, which was recognised in the income statement in 2006. The proceeds were settled in cash on 5 July 2006 and are included within cash consideration received of US$2,426.5 million.

Note 13.
Business combination

On 13 October 2005, Brambles announced it had agreed to purchase 100% of the issued share capital of AUSDOC Holdings Pty Limited, an information management business. Change of control was effective on 29 November 2005, following regulatory approval of the transaction.

For the period from 29 November 2005 to 30 June 2006, AUSDOC contributed revenues of US$33.7 million and operating profit after tax of US$5.7 million, before an exceptional expense of US$18.6 million. These results are included within the Recall business segment. If the acquisition had occurred on 1 July 2005, Brambles' revenues and profit after tax for 2006 would have been US$23.3 million higher and US$1.6 million lower respectively, after allowing for finance costs.

The fair value of the AUSDOC assets acquired, liabilities assumed and goodwill were as follows:

	2006 US$m
Cash paid	189.9
Direct costs relating to the acquisition	3.3
Total purchase consideration	193.2
Fair value of net identifiable assets acquired	92.6
Goodwill	100.6

The goodwill acquired is attributable to the profitability of the acquired business and anticipated synergies with Recall's existing operations. The fair values of assets and liabilities acquired, including intangibles such as customer lists, were established using professional valuers, where relevant.

On acquisition of AUSDOC, assets acquired and liabilities assumed were:

	Acquiree's carrying amount US$m	Fair value US$m
Cash and cash equivalents	2.0	2.0
Trade and other receivables	5.7	5.7
Inventories	0.2	0.2
Other current assets	1.1	1.4
Property, plant and equipment	29.7	34.8
Intangible assets	65.3	57.3
Current and deferred tax assets	1.6	1.6
	105.6	103.0
Trade and other payables	(5.4)	(5.4)
Provisions	(2.8)	(3.4)
Current and deferred tax liabilities	(1.6)	(1.6)
	(9.8)	(10.4)
Net assets	95.8	92.6

Cash outflow on acquisition of AUSDOC was as follows:

	2006 US$m
Cash and cash equivalents acquired	2.0
Cash consideration	(193.2)
Net cash outflow	(191.2)

In addition to the AUSDOC acquisition, there were a number of other acquisitions in 2007 and 2006, the impacts of which were immaterial in aggregate.

Note 14.
Cash and cash equivalents

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Cash at bank and in hand	**112.8**	113.4	**0.6**	–
Short term deposits	**17.6**	16.0	**–**	–
	130.4	129.4	**0.6**	–

Short term deposits have initial maturities varying between 7 days and 3 months.

Refer to Note 30 for financial instruments disclosures.

Note 15.
Trade and other receivables

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Current				
Trade receivables	**540.6**	495.6	**–**	–
Provision for doubtful receivables	**(9.5)**	(15.0)	**–**	–
Net trade receivables	**531.1**	480.6	**–**	–
Receivables from subsidiaries	**–**	–	**–**	–
Proceeds of business disposals	**5.0**	1,341.6	**–**	–
Other debtors	**178.4**	185.0	**–**	–
Accrued and unbilled revenue	**77.1**	49.4	**–**	–
	791.6	2,056.6	**–**	–
Non-current				
Receivables from subsidiaries	**–**	–	**12,234.2**	–
Other receivables	**9.0**	8.8	**–**	–
	9.0	8.8	**12,234.2**	–

Trade receivables are non-interest bearing and are generally on 30–90 day terms. There is no significant concentration of credit risk. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence. A provision of US$0.9 million (2006: US$3.2 million) has been recognised as an expense in the current year for specific receivables for which such evidence exists. The amount of the provision has been measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

The US$1,341.6 million proceeds from sale of Cleanaway and Industrial Services Australia were settled in cash on 5 July 2006.

Other debtors primarily comprise loss compensation receivables, GST/VAT recoverable and certain balances arising from outside Brambles' ordinary business activities, such as deferred proceeds on sale of property, plant and equipment. Interest and/or security is not normally obtained.

Receivables from subsidiaries are unsecured, committed advances repayable in September 2009.

Refer to Note 30 for financial instruments disclosures.

Note 16.
Inventories

	Consolidated	
	2007 US$m	2006 US$m
Raw materials and consumables	**25.0**	20.6
Work in progress	**8.5**	5.7
	33.5	26.3

Inventory write-downs recognised as an expense during the year amounted to US$21.6 million (2006: US$43.0 million). The expense has been included in raw materials and consumables in the consolidated income statement.

Note 17.
Derivative financial instruments

	Consolidated			
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
	Current assets		**Current liabilities**	
Interest rate swaps – cash flow hedges	**2.5**	5.3	**0.5**	0.3
Forward foreign exchange contracts – held for trading	**4.2**	1.8	**–**	–
	6.7	7.1	**0.5**	0.3
	Non-current assets			
Interest rate swaps – cash flow hedges	**1.9**	4.1		

a) Financial risk management

Brambles is exposed to a variety of financial market risks, including the effect of fluctuations in interest rates and exchange rates, for which Brambles has the following risk policies in place:

Interest rate risk

Brambles' exposure to potential volatility in finance costs, predominantly US and Australian dollars, is managed by maintaining a mix of fixed and floating-rate instruments within select target bands over defined periods. In most cases, interest rate derivatives are used to achieve these targets synthetically.

Foreign exchange risk

Exposure to foreign exchange risk generally arises in transactions affecting either the value of transactions translated back to the functional currency of a subsidiary or affecting the value of assets and liabilities of overseas subsidiaries when translated back to the Group's reporting currency. Foreign exchange hedging is used when a transaction exposure exceeds certain thresholds and as soon as a defined exposure arises.

Brambles uses standard derivative financial instruments to manage its risk exposure in the normal course of business. Brambles does not trade in financial instruments for speculative purposes. Hedging activities are conducted through Treasury on a centralised basis in accordance with Board policies and guidelines through standard operating procedures and delegated authorities.

Detailed information relating to financial risk management is set out in the Financial Review on pages 46 to 47.

Disclosures relating to the fair value, interest rate risk, credit risk and currency of the derivative financial instruments are set out in Note 30.

Note 17.
Derivative financial instruments (continued)

b) Hedging activities

Interest rate swaps – cash flow hedges

Brambles enters into various interest rate risk management transactions for the purpose of managing finance costs to achieve more stable and predictable finance expense results. The instruments primarily used are interest rate swaps and caps.

During 2007, Brambles entered into or maintained interest rate swap transactions with various banks hedging variable rate borrowings in US and Australian dollars. The purpose of the interest rate swaps was to hedge variable interest expense under borrowings against rising interest rates. Interest rate swaps achieve this by synthetically converting the variable interest rate payment into a fixed interest liability on the dates on which interest is payable on the underlying debt. The fair value of these contracts at reporting date was US$3.9 million (2006: US$9.1 million).

	Consolidated	
	2007 US$m	2006 US$m
At reporting date, the notional principal amounts and periods of expiry of the interest rate swap contracts were as follows:		
Less than 1 year	–	196.3
1 – 2 years	**150.0**	46.3
2 – 3 years	**355.6**	242.6

The terms of the contracts have been negotiated to match the projected drawdowns and rollovers of variable rate bank debt.

The gain or loss from re-measuring the interest rate swaps at fair value is deferred and recognised in the hedging reserve in equity, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. Any ineffective portion is charged to the income statement. For 2007 and 2006, all interest rate swaps were effective hedging instruments.

Forward foreign exchange contracts – cash flow hedges

Brambles also enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions involving the purchase and sale of equipment and services and other corporate expenditure and receipts.

During 2007, Brambles had entered into forward foreign exchange transactions with various banks in a variety of cross-currencies for terms ranging up to 3 months. Most contracts create an obligation on Brambles to take receipt of or deliver a foreign currency which is used to fulfil the foreign currency sale or purchase order.

The gain or loss from re-measuring the foreign exchange contracts at fair value is deferred and recognised in the hedging reserve in equity to the extent that the hedge is effective and reclassified into profit and loss when the hedged item is recognised. Any ineffective portion is charged to the income statement. For 2007 and 2006, all foreign exchange contracts were effective hedging instruments.

Brambles had the following contracts outstanding at reporting date:

Buy/sell	US$m	Maturity	Average exchange rate
Australian dollar/Euro	**1.0**	**July 2007**	**0.6107**

These contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of these contracts at reporting date was a nominal amount.

Forward foreign exchange contracts – held for trading

Brambles entered into forward foreign exchange contracts for the purpose of hedging various cross-border intercompany loans to overseas subsidiaries. In this case, the forward foreign exchange contract provides an economic hedge against exchange fluctuations in the foreign currency loan balance. The face value and terms of the foreign exchange contracts match the intercompany loan balances. Gains and losses on realignment of the intercompany loan and foreign exchange contracts to spot rates are offset in the income statement. Consequently, these foreign exchange contracts are not designated for hedge accounting purposes.

Brambles had the following contracts outstanding at reporting date:

Buy/sell	US$m	Maturity	Average exchange rate
Australian dollar/Euro	95.1	August 2007	0.6270
Australian dollar/US dollar	110.4	July/August 2007	0.8350
Australian dollar/Mexican peso	14.8	August 2007	9.0966
Sterling/Euro	586.7	July/August 2007	1.4830
Sterling/Canadian dollar	14.2	August 2007	2.1345
Sterling/Moroccan Dirham	0.5	October 2007	16.4700
Euro/US dollar	1.1	December 2007	1.3503
Euro/Polish Zloty	0.4	July 2007	3.7643

These contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. Any changes in fair values are taken to the income statement immediately. The fair value of these contracts at reporting date was US$4.2 million (2006: US$1.8 million).

c) Transition to AASB 132 and AASB 139

In 2006, Brambles took the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Impacts resulting from the transition are disclosed in Notes 38 and 39 in the Brambles 2006 Annual Report.

Note 18.
Other assets

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Current				
Prepayments	**33.7**	32.1	–	–
Current tax receivable	**7.4**	9.4	–	–
	41.1	41.5	–	–
Non-current				
Prepayments	**0.3**	0.6	–	–

Note 19.
Investments

a) Joint ventures

Brambles has investments in the following joint ventures, all of which are unlisted jointly controlled entities, which are accounted for using the equity method.

		Consolidated % interest held at reporting date	
Name (and nature of business)	**Place of incorporation**	**June 2007**	June 2006
CISCO – Total Information Management Pte. Limited (Information management)	Singapore	49%	49%
General de Archivo Y Deposito, SA (Document management services)	Spain	49%	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	50%	50%
Hsiung Wei Company Limited[1] (Waste management)	Taiwan	–	50%

[1] Divested November 2006. Refer Note 12.

b) Associates

Cleanaway Germany, which was sold in 2006, had investments in associates, all operating in the waste management business in Germany, none of which was individually material.

c) Movement in carrying amount of investments in joint ventures and associates

	Consolidated	
	2007 US$m	2006 US$m
At 1 July	**23.1**	126.6
Acquisitions and advances	**0.4**	4.9
Share of results after income tax (Note 19d)	**4.3**	14.3
Dividends received/receivable	**(7.0)**	(16.1)
Impairment loss	**–**	(11.1)
Disposals and repayments	**(1.9)**	(80.8)
Transfer to discontinued operations	**–**	(14.4)
Foreign exchange differences	**1.0**	4.5
Other movements	**3.6**	(4.8)
At 30 June	**23.5**	23.1

d) Share of results of joint ventures and associates

	Consolidated	
	2007 US$m	2006 US$m
Continuing operations		
Trading revenue	**14.4**	11.0
Expenses	**(9.3)**	(6.6)
Profit from ordinary activities before tax	**5.1**	4.4
Income tax on ordinary activities	**(0.8)**	(0.8)
Profit for the year – continuing operations	**4.3**	3.6
Discontinued operations		
Trading revenue	**–**	59.6
Expenses	**–**	(45.5)
Profit from ordinary activities before tax	**–**	14.1
Income tax on ordinary activities	**–**	(3.4)
Profit for the year – discontinued operations	**–**	10.7
Profit for the year	**4.3**	14.3

e) Share of assets and liabilities of joint ventures and associates

Current assets	**3.2**	5.9
Non-current assets	**23.4**	19.2
Total assets	**26.6**	25.1
Current liabilities	**1.3**	1.1
Non-current liabilities	**1.8**	0.9
Total liabilities	**3.1**	2.0
Net assets – continuing operations	**23.5**	23.1

f) Share of commitments and contingent liabilities of joint ventures and associates

Contingent liabilities	**0.7**	0.1
Capital commitments	**–**	2.4
Lease commitments	**1.9**	0.5
Total – continuing operations	**2.6**	3.0

Brambles' total share of commitments and contingent liabilities of joint ventures and associates of discontinued operations amounted to nil (2006: US$5.6 million).

g) Investments in controlled entities

	Parent entity	
	2007 US$m	2006 US$m
At cost	**6,113.6**	–

This amount when added to the net intercompany receivables of US$9,383.5 million reflects the fair value of Brambles Limited's investment in subsidiaries. These amounts are eliminated on consolidation and are assessed for impairment at each reporting period.

Note 20.
Property, plant and equipment

	Consolidated		
	Land and buildings US$m	Plant and equipment US$m	Total US$m
At 1 July 2005			
Cost	389.4	6,896.7	7,286.1
Accumulated depreciation	(113.9)	(3,238.0)	(3,351.9)
Net carrying amount	**275.5**	**3,658.7**	**3,934.2**
Year ended 30 June 2006			
Opening net carrying amount	275.5	3,658.7	3,934.2
Additions	4.7	756.3	761.0
Acquisition of subsidiaries	2.4	29.8	32.2
Disposals	(14.6)	(104.5)	(119.1)
Disposal of subsidiaries	(178.9)	(691.4)	(870.3)
Transfer to assets classified as held for sale	(32.4)	(306.3)	(338.7)
Other transfers	13.9	(9.1)	4.8
Depreciation charge	(8.4)	(434.1)	(442.5)
Irrecoverable pooling equipment provision expense	–	(93.7)	(93.7)
Loss on remeasurement to fair value less costs to sell	–	(8.2)	(8.2)
Foreign exchange differences	9.5	47.5	57.0
Closing net carrying amount	**71.7**	**2,845.0**	**2,916.7**
At 30 June 2006			
Cost	103.7	4,705.3	4,809.0
Accumulated depreciation	(32.0)	(1,860.3)	(1,892.3)
Net carrying amount	**71.7**	**2,845.0**	**2,916.7**
Year ended 30 June 2007			
Opening net carrying amount	**71.7**	**2,845.0**	**2,916.7**
Additions	**7.2**	**713.9**	**721.1**
Acquisition of subsidiaries	**0.6**	**1.3**	**1.9**
Disposals	**(17.8)**	**(92.1)**	**(109.9)**
Other transfers	**21.5**	**(27.6)**	**(6.1)**
Depreciation charge	**(6.8)**	**(355.4)**	**(362.2)**
Irrecoverable pooling equipment provision expense	–	**(90.2)**	**(90.2)**
Foreign exchange differences	**5.7**	**142.9**	**148.6**
Closing net carrying amount	**82.1**	**3,137.8**	**3,219.9**
At 30 June 2007			
Cost	**126.2**	**5,148.6**	**5,274.8**
Accumulated depreciation	**(44.1)**	**(2,010.8)**	**(2,054.9)**
Net carrying amount	**82.1**	**3,137.8**	**3,219.9**

The net carrying amounts above include plant and equipment held under finance lease US$2.1 million (2006: US$13.5 million); leasehold improvements US$22.6 million (2006: US$22.9 million); and capital work in progress US$83.1 million (2006: US$68.3 million).

Note 21.
Goodwill

	Consolidated	
	2007 US$m	2006 US$m
a) Net carrying amounts and movements during the year		
At 1 July		
Carrying amount	**562.1**	938.5
Year ended 30 June		
Opening net carrying amount	**562.1**	938.5
Acquisition of subsidiaries	**7.9**	106.6
Disposal of subsidiaries	**–**	(399.7)
Transfer to assets classified as held for sale	**–**	(89.8)
Other transfers	**(0.4)**	(2.3)
Impairment loss	–	(14.0)
Foreign exchange differences	**36.5**	22.8
Closing net carrying amount	**606.1**	562.1
At 30 June		
Gross carrying amount	**606.1**	562.1
Accumulated impairment	**–**	–
Net carrying amount	**606.1**	562.1

b) Segment-level summary of net carrying amount

Goodwill acquired through business combinations is allocated to cash generating units (CGU), which are the smallest identifiable groupings of Brambles' cash generating assets. A segment-level summary of the goodwill allocation is presented as follows:

	2007 US$m	2006 US$m
CHEP	**91.4**	82.7
Recall	**514.7**	479.4
Goodwill – continuing operations	**606.1**	562.1
Cleanaway	**–**	89.8
Goodwill – discontinued operations	**–**	89.8
Total goodwill	**606.1**	651.9

Note 21.
Goodwill (continued)

c) Recoverable amount testing – continuing operations

The recoverable amount of the goodwill in continuing operations is determined based on value in use calculations undertaken at the CGU level. The value in use is calculated using a discounted cash flow methodology covering a 10 year period with an appropriate terminal value at the end of that period.

Based on the impairment testing, the recoverable amounts of goodwill in the CGUs related to continuing operations at reporting date were fully supported.

The following describes the key assumptions on which management has based its cash flow projections:

Cash flow forecasts

Cash flow forecasts are based on the most recent financial projections covering a maximum period of five years. Cash flows beyond that period are extrapolated using estimated growth rates. Financial projections are based on assumptions that represent management's best estimates.

Growth rates

Growth rates used beyond the period covered in the financial projections are based on management's expectations for future performance and do not normally exceed the long term growth rate for the business in which the CGU operates. Growth rates ranged between nil and 8%.

Terminal value

The terminal value calculated after year 10 is determined using the stable growth model, having regard to the weighted average cost of capital and terminal growth factor appropriate to each CGU.

Discount rates

Discount rates used are the pre-tax weighted average cost of capital (WACC) and include a premium for market risks appropriate to each country in which the CGU operates. WACCs ranged between 12.5% and 20.9%.

d) Recoverable amount testing – discontinued operations

The fair value less costs to sell of those CGUs included within discontinued operations was determined when the CGUs were first classified as held for sale. An impairment loss of US$14.0 million was recognised in first half 2006 to reduce the carrying amount of goodwill of Recall Italy, which was previously reported in the Recall segment.

Note 22.
Intangible assets

	Consolidated		
	Software US$m	Other US$m	Total US$m
At 1 July 2005			
Gross carrying amount	254.8	32.7	287.5
Accumulated amortisation	(131.6)	(22.3)	(153.9)
Net carrying amount	**123.2**	**10.4**	**133.6**
Year ended 30 June 2006			
Opening carrying amount	123.2	10.4	133.6
Additions	21.2	3.0	24.2
Acquisition of subsidiaries	3.5	60.8	64.3
Disposals	(0.6)	(0.2)	(0.8)
Disposal of subsidiaries	(15.2)	(2.5)	(17.7)
Transfer of assets classified as held for sale	(2.8)	–	(2.8)
Other transfers	(5.6)	5.4	(0.2)
Amortisation charge	(32.5)	(17.7)	(50.2)
Foreign exchange differences	3.9	0.8	4.7
Closing carrying amount	**95.1**	**60.0**	**155.1**
At 30 June 2006			
Gross carrying amount	248.3	104.6	352.9
Accumulated amortisation	(153.2)	(44.6)	(197.8)
Net carrying amount	**95.1**	**60.0**	**155.1**
Year ended 30 June 2007			
Opening carrying amount	**95.1**	**60.0**	**155.1**
Additions	**7.6**	**8.5**	**16.1**
Acquisition of subsidiaries	–	**4.4**	**4.4**
Disposals	**(0.3)**	**(0.8)**	**(1.1)**
Other transfers	**7.1**	**(0.6)**	**6.5**
Amortisation charge	**(33.5)**	**(8.6)**	**(42.1)**
Foreign exchange differences	**4.1**	**7.3**	**11.4**
Closing carrying amount	**80.1**	**70.2**	**150.3**
At 30 June 2007			
Gross carrying amount	**276.9**	**125.9**	**402.8**
Accumulated amortisation	**(196.8)**	**(55.7)**	**(252.5)**
Net carrying amount	**80.1**	**70.2**	**150.3**

Other intangible assets primarily comprise acquired customer lists and agreements.

On acquisition of AUSDOC in 2006, software and brands acquired were fair valued at acquisition date and were subsequently fully amortised during 2006. Refer to Note 6.

Note 23.
Trade and other payables

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Current				
Trade payables	**302.2**	266.1	–	–
GST/VAT and other payables	**108.3**	116.4	–	–
Accruals and deferred income	**395.5**	375.3	–	–
	806.0	757.8	–	–
Non-current				
Payables to subsidiaries	–	–	**2,850.7**	–
Other liabilities	**9.2**	6.5	–	–
	9.2	6.5	**2,850.7**	–

Trade payables and other current payables are non-interest bearing and are generally settled on 30 – 90 day terms.

Refer to Note 30 for financial instruments disclosures.

Note 24.
Borrowings

Current		
Unsecured:		
– Bank overdraft	**3.5**	–
– Bank loans[1]	**43.7**	33.5
– Accrued interest on loan notes	**15.3**	15.5
– Finance lease liabilities (Note 32)	**1.6**	4.4
– Deferred consideration on acquisitions	**0.2**	6.0
	64.3	59.4
Non-current		
Unsecured:		
– Bank loans[1]	**1,637.1**	1,326.3
– Loan notes[2]	**425.0**	425.0
– Finance lease liabilities (Note 32)	**0.9**	8.8
	2,063.0	1,760.1
Total borrowings	**2,127.3**	1,819.5

[1] Unsecured bank loans include the following: (i) revolving loans in various currencies priced off LIBOR and drawn under multi-currency global banking facilities with US$353.7 million due November 2008 and US$1,283.0 million due November 2010 and (ii) various regional banking facilities providing local currency funding to certain subsidiaries. Included in bank loans is a borrowing of US$68.6 million (2006: US$64.7 million) which has been designated as a hedge of the net investment in Brambles' European subsidiaries and is being used to partially hedge Brambles' exposure to foreign exchange risks on these investments.

[2] Notes issued in respect of US$425.0 million US private placement in August 2004. The terms of the note are (i) Series A US$171.0 million 5.39% Guaranteed Senior Unsecured Notes due 4 August 2011; (ii) Series B US$157.5 million 5.77% Guaranteed Senior Unsecured Notes due 4 August 2014; and (iii) Series C US$96.5 million 5.94% Guaranteed Senior Unsecured Notes due 4 August 2016.

Refer to Note 30 for financial instruments disclosures.

Note 25.
Provisions

	Consolidated			
	Employee entitlements US$m	Business disposals US$m	Other US$m	Total US$m
At 1 July 2006				
Current	72.5	10.1	43.4	126.0
Non-current	3.4	34.4	–	37.8
	75.9	**44.5**	**43.4**	**163.8**
Charge to income statement:				
– Additional provisions	**43.2**	**26.4**	**24.1**	**93.7**
– Unused amounts reversed	**–**	**(10.0)**	**–**	**(10.0)**
Employee phantom options	**4.2**	–	**–**	**4.2**
Utilisation of provision	**(71.6)**	**(2.1)**	**(31.3)**	**(105.0)**
Unwinding of discount	–	**–**	**(0.4)**	**(0.4)**
Currency variations	**3.7**	**5.1**	**2.5**	**11.3**
At 30 June 2007	**55.4**	**63.9**	**38.3**	**157.6**
Current	**52.0**	**21.7**	**38.2**	**111.9**
Non-current	**3.4**	**42.2**	**0.1**	**45.7**

Employee entitlements provision comprises US$6.4 million (2006: US$4.9 million) for long service leave, US$6.4 million for phantom shares (2006: US$2.8 million) and US$42.6 million (2006: US$68.2 million) for other employee related obligations (other than those resulting from pension plans). None of these amounts related to phantom shares which had vested at reporting date. US$3.0 million (2006: US$1.6 million) of the long service leave provision has been recognised as current as it is expected to vest within one year from reporting date. The remaining balance of long service leave of US$3.4 million (2006: US$3.3 million) is expected to vest within the next two to ten years and has been discounted to present value.

Other provisions comprise US$2.9 million (2006: US$11.8 million) for restructuring and Unification costs, US$11.3 million (2006: US$10.3 million) for litigation and customer disputes and US$24.1 million (2006: US$21.3 million) for other known exposures.

Note 26.
Retirement benefit obligations

a) Defined contribution plans

Brambles operates a number of defined contribution retirement benefit plans for qualifying employees. The assets of these plans are held in separately administered trusts or insurance policies. In some countries, Brambles' employees are members of state-managed retirement benefit plans. Brambles is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund benefits. The only obligation of Brambles with respect to defined contribution retirement benefit plans is to make the specified contributions.

US$14.7 million (2006: US$19.8 million) representing contributions paid and payable to these plans by Brambles at rates specified in the rules of the plans relating to continuing operations has been recognised as an expense in the income statement.

b) Defined benefit plans

Brambles operates a number of defined benefit pension plans. The majority of the plans are self-administered and the plans' assets are held independently of Brambles' finances. Under the plans, the employees are entitled to retirement benefits based upon a percentage of final salary. No other post-retirement benefits are provided. The plans are funded plans.

The plan assets and the present value of the defined benefit obligation recognised in Brambles' balance sheet are based upon the most recent formal actuarial valuations which have been updated to 30 June 2007 by independent professionally qualified actuaries and take account of the requirements of AASB 119. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

In addition to the principal defined benefit plans included in disclosures below, Brambles has a number of other arrangements in several countries that are either defined benefit pension plans or have certain defined benefit characteristics. Each of these arrangements has been assessed as immaterial and they have not been subjected to an independent AASB 119 valuation.

c) Balance sheet amounts

	Consolidated	
	2007 US$m	2006 US$m
The amounts recognised in Brambles' balance sheet in respect of defined benefit plans were as follows:		
Present value of defined benefit obligations	**216.8**	602.1
Fair value of plan assets	**(187.2)**	(453.1)
Net liability recognised in the balance sheet	**29.6**	149.0
Related to:		
– Continuing operations	**29.6**	64.0
– Discontinued operations	**-**	85.0
	29.6	149.0

Brambles has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. Brambles intends to continue to make contributions to the plans at the rates recommended by the funds' actuaries. Refer Note 26(i).

d) Income statement amounts

	Consolidated	
	2007 US$m	2006 US$m
The amounts recognised in Brambles' income statement in respect of defined benefit plans were as follows:		
Current service cost	**6.6**	20.3
Interest cost	**12.1**	27.7
Expected return on plan assets	**(11.0)**	(24.2)
Past service cost	**-**	(0.6)
Net benefit expense	**7.7**	23.2
Related to:		
- Continuing operations, included in employment cost (Note 7)	**7.7**	7.1
- Discontinued operations	**-**	16.1
	7.7	23.2

e) Statement of recognised income and expense amounts

Actuarial gains and losses reported in the statement of recognised income and expense were as follows:

	2007 US$m	2006 US$m
Actuarial gains/(losses) recognised during the year:		
- Continuing operations	**33.3**	2.3
- Discontinued operations	**(33.4)**	31.8
	(0.1)	34.1
Cumulative actuarial losses recognised	**25.0**	24.9

f) Defined benefit obligation

Changes in the present value of the defined benefit obligation were as follows:

	2007 US$m	2006 US$m
At 1 July	**602.1**	583.6
Current service cost	**6.6**	20.3
Interest cost	**12.1**	27.7
Contributions from plan members	**1.0**	3.9
Actuarial gains and losses	**17.2**	4.3
Currency variations	**32.6**	18.8
Benefits paid	**(16.1)**	(13.8)
Past service cost	**-**	(0.6)
Disposal of subsidiaries	**(438.7)**	(42.1)
At 30 June	**216.8**	602.1

A number of the defined benefit pension arrangements are closed to new entrants. Under the projected unit method, the current service cost of these arrangements will increase as a percentage of payroll as the members of the plan approach retirement.

Note 26.
Retirement benefit obligations (continued)

g) Plan assets

Assets held in the plans fell within the following categories:

	Consolidated			
	2007 Fair value US$m	**%**	2006 Fair value US$m	%
Equities	**112.0**	**59.8**	317.7	70.1
Bonds	**21.4**	**11.4**	78.0	17.2
Insurance bonds	**6.9**	**3.7**	5.6	1.2
Cash	**11.9**	**6.4**	13.7	3.0
Other	**35.0**	**18.7**	38.1	8.5
	187.2	**100.0**	453.1	100.0

Changes in the fair value of the plan assets were as follows:

	2007 US$m	2006 US$m
At 1 July	**453.1**	394.6
Expected return on plan assets	**11.0**	24.2
Actuarial gains and losses	**17.2**	31.1
Currency variations	**26.9**	8.9
Contributions from the sponsoring employers	**11.9**	23.2
Contributions from plan members	**1.0**	3.9
Benefits paid	**(16.1)**	(13.8)
Disposal of subsidiaries	**(317.8)**	(19.0)
At 30 June	**187.2**	453.1

The actual return on plan assets was US$28.2 million (2006: US$55.3 million).

h) Principal actuarial assumptions

Principal actuarial assumptions (expressed as weighted averages) used in determining Brambles' defined benefit obligations were:

	UK	Europe other than UK	Australia	South Africa
At 30 June 2007				
Rate of increase in salaries	**4.9%**	**3.8%**	-	**5.0%**
Rate of increase in pensions	**3.3%**	**3.0%**	-	**5.5%**
Discount rate	**5.8%**	**5.4%**	-	**8.0%**
Retail price inflation	**3.6%**	**2.1%**	-	**5.5%**
Return on equities	**8.0%**	**7.8%**	-	**10.0%**
Return on bonds	**6.0%**	**4.6%**	-	**8.0%**
Return on cash	**4.5%**	**2.5%**	-	**8.0%**
At 30 June 2006				
Rate of increase in salaries	4.4%	3.8%	4.5%	5.0%
Rate of increase in pensions	3.1%	3.0%	-	6.0%
Discount rate	5.2%	5.4%	4.9%	8.5%
Retail price inflation	3.1%	2.1%	3.0%	6.0%
Return on equities	8.0%	7.8%	8.5%	12.0%
Return on bonds	5.1%	4.3%	5.0%	8.1%
Return on cash	4.5%	2.5%	5.0%	6.8%

Assumptions about mortality are made using government actuarial tables, for example tables PXA92M and PXA92F for males and females in the UK. Using these tables, the life expectancy of a UK pensioner aged 65 today would be 84 years for men and 87 years for women.

The expected return on plan assets is based on market expectations at the beginning of the period for returns over the entire life of the benefit obligation.

i) Employer contributions

During the year, employer contributions to the main defined benefit plans ranged between 11% and 17% of pensionable pay. The obligation to contribute to the various defined benefit plans is covered by trust deeds and/or legislation. Funding levels and contributions for these plans are based on regular actuarial advice. Comprehensive actuarial valuations are made at no more than three yearly intervals.

An objective of the valuations is to be fully funded on an ongoing funding basis. To achieve this objective, the actuaries have used the Projected Unit funding method for all pension schemes, except the Brambles United Kingdom Pension Plan which uses the Attained Age method. The Projected Unit method derives a capital value for past service liabilities by discounting assumed benefit payments back to the valuation date. The capital value of benefits due to be earned in the year after the valuation date are divided by the total pensionable payroll to give a future service contribution rate.

The calculations have spread any surplus or deficits arising over a suitable period and deducted from or added to the future service contribution rate. Assets have been taken at their market value.

Funding recommendations made by the actuaries are based on various economic and demographic assumptions. The main economic assumptions applied are price inflation of 2.9%, salary inflation between 1.25% and 4.15%, pre-retirement investment returns of 7.8% and post-retirement investment returns of 5.1%. Using the above-mentioned actuarial assumptions as to the pension plans' future experience, additional annual contributions of US$3.9 million are being paid to remove the identified deficits over a period of 7.5 years. Contributions paid to the plans during 2007 were US$11.9 million (2006: US$23.2 million) of which US$3.0 million (2006: US$14.9 million) related to discontinued operations. It is estimated that the amount of contributions to be paid to the plans during 2008 will be US$9.1 million for continuing operations.

Note 26.
Retirement benefit obligations (continued)

j) Historical summary

The history of experience adjustments is as follows:

	Consolidated		
	2007 US$m	2006 US$m	2005 US$m
- On plan liabilities	**16.3**	4.3	47.4
- On plan assets	**17.2**	31.1	38.2

Information for years prior to 2005 is not available.

k) Net financial position of plans

The most recent financial reports (translated at current foreign exchange rates) from the principal defined benefit plans showed:

	Date of financial report	**Accrued benefits US$m**	**Market value of assets US$m**	**Surplus/ (deficit) US$m**
Brambles Enterprises (1996) Pension Scheme	5/04/05	73.0	60.1	(12.9)
Brambles United Kingdom Pension Plan	31/03/05	49.1	38.6	(10.5)
CHEP South Africa Pension Fund	1/04/05	27.8	27.8	-
		149.9	126.5	(23.4)

These amounts reported by the plans, which are determined in accordance with AAS 25: Financial Reporting by Superannuation Plans or equivalent local standards, differ from the net liability recognised in Brambles' balance sheet due to different measurement dates and different measurement rules in AAS 25 and AASB 119.

Note 27.
Contributed equity

As discussed in Note 1, following approval of the Schemes and satisfaction of all conditions precedent:

- BIL Shareholders had their shares in BIL transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or payment of cash by Brambles Limited under the Cash Alternative;
- BIP Shareholders had their shares in BIP transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or cancelled in return for the payment of cash by Brambles Limited under the Cash Alternative; and
- BIL and BIP then became wholly owned subsidiaries of Brambles Limited.

Brambles Industries Limited	Shares	A$m
Ordinary shares of no par value issued and fully paid:		
At 1 July 2005	969,040,322	1,212.4
Issued during the period on the exercise of options (Note 28a)	8,916,924	65.1
Purchased on-market and cancelled	(20,679,697)	(222.0)
At 30 June 2006	957,277,549	1,055.5
Issued during the period on the exercise of options	17,354,607	81.4
At Unification on 4 December 2006	974,632,156	1,136.9
On Unification:		
– Acquired by Brambles Limited under Cash Alternative	3,118,128	
– Acquired by Brambles Limited for Brambles Limited shares	971,514,028	

Brambles Industries plc		£m
Authorised share capital of 5 pence each:		
900,000,000 shares (2006: 900,000,000 shares)		
Ordinary shares of 5 pence each issued and fully paid:		
At 1 July 2005	724,125,805	36.2
Issued during the period on the exercise of options (Note 28b)	2,790,341	0.1
Purchased on-market and cancelled	(59,562,443)	(3.0)
At 30 June 2006	667,353,703	33.3
Issued during the period on the exercise of options	4,554,456	0.2
At Unification on 4 December 2006	671,908,159	33.5
On Unification:		
– Cancelled under Cash Alternative	90,745,866	
– Acquired by Brambles Limited for Brambles Limited shares	581,162,293	
Share premium on ordinary shares:		
At 1 July 2005		51.1
On ordinary shares issued on the exercise of options		9.2
At 30 June 2006		60.3
On ordinary shares issued on the exercise of options		9.1
At Unification on 4 December 2006		69.4

Note 27.
Contributed equity (continued)

Brambles Limited	Shares	US$m
At 1 July 2006	2	–
Issued on Unification on 4 December 2006	1,552,676,321	15,526.7
Issued during the period on the exercise of options	4,345,716	20.8
Shares purchased on-market and cancelled	(141,536,975)	(1,484.7)
At 30 June 2007	**1,415,485,064**	**14,062.8**

Brambles		
Total ordinary shares issued and fully paid:		
At 1 July 2005	1,693,166,127	1,080.0
Issued on the exercise of options	11,707,265	64.0
Purchased on-market and cancelled	(80,242,140)	(170.4)
Exchange fluctuation on translation	–	(16.4)
At 30 June 2006	1,624,631,252	957.2
Issued on incorporation of Brambles Limited	2	–
Created on Unification	–	14,435.5
Bought-back under the Cash Alternative	(93,863,994)	–
Issued on the exercise of options	26,254,779	94.5
Purchased on-market and cancelled post Unification	(141,536,975)	(1,484.7)
Exchange fluctuations on translation	–	60.3
At 30 June 2007	**1,415,485,064**	**14,062.8**

Ordinary shares of Brambles Limited entitle the holder to participate in dividends and the proceeds on any winding up of the Company in proportion to the number of shares held.

Note 28.
Share-based payments

On Unification (as described in Note 1), options and performance share rights over BIL and BIP shares held by employees and former employees were cancelled and replaced by options and performance share rights over Brambles Limited shares on substantially similar terms. This has been accounted for as a modification without incremental value under AASB 2: Share-based payments and did not result in any additional remuneration expense.

The Remuneration Report sets out details relating to the employee option plans (pages 76 to 78), together with details of options and performance share rights issued to Directors (pages 69 to 70). Options and performance share rights granted by Brambles do not result in an entitlement to participate in share issues of any other corporation.

Set out below are summaries of options and performance share rights granted under the plans.

a) Grants over BIL shares pre-Unification, now over Brambles Limited shares

2007 Grant date	Expiry date	Exercise price A$	Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June
Options							
24 Apr 2001	24 Oct 2006	12.16	233,263	–	–	(233,263)	-
7 Aug 2001	7 Aug 2007	11.24	278,300	–	–	–	278,300
19 Dec 2001	19 Dec 2007	9.63	1,884,324	-	(219,326)	(1,652,564)	12,434
18 Jan 2002	18 Jul 2007	10.41	2,079,159	-	(863,938)	(805,157)	410,064
2 Apr 2002	2 Apr 2008	9.51	127,908	–	(29,668)	(79,112)	19,128
5 Sep 2002	5 Sep 2008	7.08	3,772,283	–	(1,427,907)	(12,703)	2,331,673
18 Nov 2002	18 May 2008	6.09	737,498	–	(319,393)	(68,489)	349,616
6 Mar 2003	6 Mar 2009	4.32	131,188	–	(23,611)	(46,389)	61,188
25 Jun 2003	25 Dec 2006	4.74	3,988,965	–	(3,606,781)	(382,184)	–
25 Jun 2003	25 Dec 2008	4.74	909,902	-	(461,487)	(15,600)	432,815
10 Sep 2003	10 Sep 2009	4.75	7,773,027	-	(6,695,170)	(14,599)	1,063,258
14 Oct 2003	14 Oct 2009	4.66	665,398	-	-	–	665,398
4 Mar 2004	4 Mar 2010	5.31	803,144	–	(506,275)	(78,125)	218,744
27 May 2004	27 Nov 2007	5.63	3,885,839	–	(2,194,414)	–	1,691,425
27 Jun 2005	27 Dec 2008	8.20	2,946,036	–	(1,339,690)	–	1,606,346
Total options			**30,216,234**	**-**	**(17,687,660)**	**(3,388,185)**	**9,140,389**
Performance share rights							
7 Aug 2001	7 Aug 2007	–	83,300	–	(34,070)	–	49,230
7 Aug 2001	7 Aug 2007	–	225,841	-	(92,369)	–	133,472
19 Dec 2001	19 Dec 2007	-	610,020	–	(209,457)	(365,828)	34,735
2 Apr 2002	2 Apr 2008	–	38,390	–	(12,856)	(24,583)	951
5 Sep 2002	5 Sep 2008	–	1,208,320	–	(644,003)	(278,866)	285,451
6 Mar 2003	6 Mar 2009	-	111,623	-	(53,710)	(52,019)	5,894
10 Sep 2003	10 Sep 2009	-	2,354,883	–	(1,975,886)	(112,617)	266,380
4 Mar 2004	4 Mar 2010	-	183,776	–	–	–	183,776
4 Mar 2004	4 Mar 2010	–	218,909	–	(153,593)	(20,735)	44,581
8 Sep 2004	8 Sep 2010	–	4,379,135	–	(465,077)	(481,482)	3,432,576
4 Apr 2005	5 April 2011	-	16,152	–	-	–	16,152
21 Oct 2005	21 Oct 2011	-	3,933,923	–	(463,915)	(711,514)	2,758,494
Total performance share rights			**13,364,272**	**-**	**(4,104,936)**	**(2,047,644)**	**7,211,692**
Total			**43,580,506**	**–**	**(21,792,596)**	**(5,435,829)**	**16,352,081**
Weighted average exercise price of options		A$	6.36	–	5.69	9.14	6.64

There were 4,869,580 options and 429,881 performance share rights exercisable at 30 June 2007.

Note 28.
Share-based payments (continued)

		Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June
2006 (summarised)						
Total options		44,533,997	6,998	(8,806,215)	(5,518,546)	30,216,234
Total performance share rights		10,302,817	4,097,987	(110,709)	(925,823)	13,364,272
Total over BIL shares		54,836,814	4,104,985	(8,916,924)	(6,444,369)	43,580,506
Weighted average exercise price of options over BIL shares	A$	6.88	7.51	6.82	9.83	6.36

		2007	2006
Weighted average fair value of grants during the year	A$	–	5.17
Weighted average share price at the date of exercise	A$	**11.57**	6.85
Weighted average remaining contractual life at reporting date	years	**2.2**	1.9

b) Grants over BIP shares pre-Unification, now over Brambles Limited shares

2007 Grant date	Expiry date	Exercise price £	Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June
Options							
19 Dec 2001	19 Dec 2007	3.21	1,097,626	–	(80,033)	(1,017,593)	–
2 Apr 2002	2 Apr 2008	3.38	127,908	–	(29,668)	(98,240)	–
5 Sep 2002	5 Sep 2008	2.33	1,747,599	–	(634,771)	(385,345)	727,483
6 Mar 2003	6 Mar 2009	1.49	9,598	–	(3,477)	(6,121)	–
10 Sep 2003	10 Sep 2009	1.72	4,216,737	–	(3,320,243)	(610,300)	286,194
4 Mar 2004	4 Mar 2010	2.11	409,176	–	(112,307)	(78,125)	218,744
Total options			**7,608,644**	**–**	**(4,180,499)**	**(2,195,724)**	**1,232,421**
Performance share rights							
19 Dec 2001	19 Dec 2007	–	362,724	–	(121,693)	(231,844)	9,187
2 Apr 2002	2 Apr 2008	–	38,390	–	(15,814)	(21,625)	951
5 Sep 2002	5 Sep 2008	–	615,458	–	(347,540)	(169,225)	98,693
6 Mar 2003	6 Mar 2009	–	75,849	–	(39,350)	(36,499)	–
10 Sep 2003	10 Sep 2009	–	1,321,909	–	(1,176,046)	(79,260)	66,603
4 Mar 2004	4 Mar 2010	–	112,595	–	(47,279)	(20,735)	44,581
8 Sep 2004	9 Sep 2010	–	1,704,269	–	(188,499)	(326,790)	1,188,980
21 Oct 2005	21 Oct 2011	–	1,623,742	–	(195,590)	(379,670)	1,048,482
Total performance share rights			**5,854,936**	**–**	**(2,131,811)**	**(1,265,648)**	**2,457,477**
Total			**13,463,580**	**–**	**(6,312,310)**	**(3,461,372)**	**3,689,898**
Weighted average exercise price of options		£	2.12	–	1.86	2.61	2.15

There were 669,307 options and 175,663 performance share rights exercisable at 30 June 2007.

	Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June
2006 (summarised)					
Total options	11,910,558	–	(2,687,889)	(1,614,025)	7,608,644
Total performance share rights	5,039,045	1,699,481	(102,452)	(781,138)	5,854,936
Total over BIP shares	16,949,603	1,699,481	(2,790,341)	(2,395,163)	13,463,580
Weighted average exercise price of options over BIP shares £	2.18	–	2.12	2.55	2.12

		2007	2006
Weighted average fair value of grants during the year	£	–	1.98
Weighted average share price at the date of exercise	£	**5.37**	3.19
Weighted average remaining contractual life at 30 June	years	**2.9**	2.6

c) Grants over Brambles Limited shares issued subsequent to Unification

2007 Grant date	Expiry date	Exercise price A$	Balance at 1 July	Granted during the period	Exercised during the period	Lapsed during the period	Balance at 30 June
Performance share rights							
19 Jan 2007	31 Aug 2012	–	–	2,764,530	(93,304)	(82,945)	2,588,281
Total performance share rights			–	**2,764,530**	**(93,304)**	**(82,945)**	**2,588,281**

There were no performance share rights exercisable at 30 June 2007.

		2007	2006
Weighted average fair value of grants during the year	A$	**9.43**	n/a
Weighted average share price at the date of exercise	A$	**12.75**	n/a
Weighted average remaining contractual life at 30 June	years	**5.2**	n/a

There were no grants, 943,489 exercises and 2,801,470 lapses in options or performance share rights over Brambles Limited shares between the end of the financial year and 22 August 2007.

Note 28.
Share-based payments (continued)

d) Fair value calculations

Equity-settled options and performance share rights

The fair value of equity-settled options and performance share rights was determined as at grant date, using a binomial valuation methodology. The values calculated do not take into account the probability of options and performance share rights being forfeited prior to vesting, as a probability adjustment is made when computing the share-based payment expense.

The significant inputs into the valuation models for the equity-settled grants made during the year were:

	2007 A$ grants	2006 A$ grants	2006 £ grants
Weighted average share price	**A$13.35**	A$8.31	£3.20
Expected volatility	**22%**	25%	25%
Expected life	**2.6 years**	4.0 years	4.0 years
Annual risk-free interest rate	**6.1%**	5.3%	4.3%
Expected dividend yield	**2.2%**	2.5%	2.5%

The expected volatility was determined based on a two-year historic volatility of Brambles' share prices.

Cash-settled share-based payments

Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to options and performance share rights under the share option plans, referred to as phantom shares. The fair value of phantom shares granted during the year was initially determined as at grant date using a binomial model and recalculated at reporting date.

The significant inputs into the recalculated valuation models at reporting date for cash-settled options and performance share rights were:

	2007 A$ grants	**2007 £ grants**	2006 A$ grants	2006 £ grants
Weighted average share price	**A$12.81**	**£5.35**	A$11.00	£4.38
Expected volatility	**20%**	**20%**	22%	22%
Expected life	**0.2–2.2 years**	**0.2–2.2 years**	4.0 years	4.0 years
Annual risk-free interest rate	**6.1%**	**5.7%**	5.6%	4.6%
Expected dividend yield	**2.3%**	**2.3%**	2.4%	2.4%

e) Share-based payment expense – continuing operations

Brambles recognised a total expense of US$20.0 million (2006: US$16.2 million) relating to share-based payments for continuing operations. Of this amount, US$2.2 million (2006: US$1.5 million) related to phantom shares.

Note 29.
Reserves and retained earnings

	2007 US$m	2006 US$m
Reserves	**(14,881.5)**	457.5
Retained earnings	**2,241.1**	1,534.4
	(12,640.4)	1,991.9
Minority interests in reserves and retained earnings	**0.3**	3.9

a) Movements in reserves and retained earnings – Consolidated

	Reserves					
	Hedging US$m	Share-based payments US$m	Foreign currency translation US$m	Unification US$m	Other US$m	Retained earnings US$m
Year ended 30 June 2006						
Opening balance	–	26.1	300.4	–	148.2	824.9
Adjustment on adoption of AASB 132 and AASB 139, net of tax	2.0	–	–	–	–	(2.2)
Actuarial gains on defined benefit plans	–	–	–	–	–	25.5
Foreign exchange differences	–	–	80.4	–	4.7	–
Cash flow hedges:						
– Fair value gains/(losses)	7.8	–	–	–	–	–
– Tax on fair value gains	(2.8)	–	–	–	–	–
– Transfers to net profit	(3.2)	–	–	–	–	–
– Tax on transfers to net profit	1.3	–	–	–	–	–
Share-based payments:						
– Expense recognised during the year	–	26.6	–	–	–	–
– Shares issued	–	(12.4)	–	–	–	–
– Tax on expense recognised during the year	–	8.1	–	–	–	–
Buy-back of ordinary shares	–	–	–	–	5.5	(480.3)
Dividends paid	–	–	–	–	–	(296.9)
FCTR on entities disposed taken to profit	–	–	(135.2)	–	–	–
Net profit for the year	–	–	–	–	–	1,463.4
Closing balance	5.1	48.4	245.6	–	158.4	1,534.4
Year ended 30 June 2007						
Opening balance	**5.1**	**48.4**	**245.6**	–	**158.4**	**1,534.4**
Actuarial gains on defined benefit plans	–	–	–	–	–	**3.9**
Foreign exchange differences	–	–	**62.4**	–	**8.9**	–
Cash flow hedges:						
– Fair value gains/(losses)	**(0.2)**	–	–	–	–	–
– Tax on fair value gains	**0.1**	–	–	–	–	–
– Transfers to net profit	**(5.0)**	–	–	–	–	–
– Tax on transfers to net profit	**1.8**	–	–	–	–	–
Share-based payments:						
– Expense recognised during the year	–	**20.8**	–	–	–	–
– Shares issued	–	**(18.9)**	–	–	–	–
– Tax on expense recognised during the year	–	**11.3**	–	–	–	–
Buy-back of ordinary shares	–	–	**(42.8)**	–	–	–
Created on Unification	–	–	–	**(15,385.8)**	–	–
Dividends paid	–	–	–	–	–	**(588.5)**
FCTR on entities disposed taken to profit	–	–	**8.4**	–	–	–
Net profit for the year	–	–	–	–	–	**1,291.3**
Closing balance	**1.8**	**61.6**	**273.6**	**(15,385.8)**	**167.3**	**2,241.1**

Note 29.
Reserves and retained earnings (continued)

b) Movements in reserves and retained earnings – Parent entity

	Reserves		
	Share-based payments US$m	Foreign currency translation US$m	Retained earnings US$m
Year ended 30 June 2007			
Opening balance	–	–	–
Foreign exchange differences	–	1,209.6	–
Share-based payments:			
– Shares to be issued	11.9	–	–
Buy-back of ordinary shares	–	(42.8)	–
Dividends paid	–	–	–
Net profit for the year	–	–	255.7
Closing balance	11.9	1,166.8	255.7

As a result of Unification, Brambles Limited is only permitted to declare dividends out of profits generated by it subsequent to 4 December 2006.

c) Nature and purpose of reserves

Hedging reserve

This comprises the cumulative portion of the gain or loss of cash flow hedges that are determined to be effective hedges. Amounts are recognised in the income statement when the associated hedged transaction is recognised or the hedge or a portion thereof becomes ineffective.

Share-based payments reserve

This comprises the cumulative share-based payment expense recognised in the income statement in relation to options and performance share rights issued but not yet exercised. Refer to Note 28 for further details.

Foreign currency translation reserve

This comprises cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of qualifying net investment hedges. The relevant accumulated balance is recognised in the income statement on disposal of a foreign subsidiary.

Unification reserve

As described in Note 1, on Unification Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the share capital of Brambles Limited measured at fair value on 4 December 2006, and the carrying value of the share capital of BIL and BIP at that date.

Other

This comprises the merger reserve created at the time of the formation of the DLC, following internal reorganisations within BIP, and the capital redemption reserve created in 2006 as a result of the cancellation of BIP shares.

Note 30.
Financial instruments

The disclosures made in this note should be read in conjunction with the disclosures of Brambles' objectives, policies and strategies with regard to financial instruments set out in Note 17.

a) Fair values

Set out below is a comparison by category of the carrying amounts and fair values of financial instruments recognised in the consolidated balance sheet:

	Carrying amount		Fair value	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Financial assets				
– Cash at bank and in hand (Note 14)	**112.8**	113.4	**112.8**	113.4
– Short term deposits (Note 14)	**17.6**	16.0	**17.6**	16.0
– Trade receivables (Note 15)	**531.1**	480.6	**531.1**	480.6
– Interest rate swaps (Note 17)	**4.4**	9.4	**4.4**	9.4
– Forward foreign currency contracts (Note 17)	**4.2**	1.8	**4.2**	1.8
Financial liabilities				
– Trade payables (Note 23)	**302.2**	266.1	**302.2**	266.1
– Bank overdrafts (Note 24)	**3.5**	–	**3.5**	–
– Bank loans (Note 24)	**1,680.8**	1,359.8	**1,680.8**	1,359.8
– Loan notes (Note 24)	**440.3**	440.5	**423.3**	416.2
– Finance lease liabilities (Note 24)	**2.5**	13.2	**2.5**	13.2
– Deferred consideration on acquisitions (Note 24)	**0.2**	6.0	**0.2**	6.0
– Interest rate swaps (Note 17)	**0.5**	0.3	**0.5**	0.3

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity dates. Fair value for other financial liabilities has been calculated by discounting future cash flows at prevailing interest rates for the relevant yield curve.

Note 30.
Financial instruments (continued)

b) Interest rate risk exposure

The following table sets out the maturity profile of the financial instruments exposed to interest rate risk at reporting date:

	Floating interest rate	Fixed interest rate						
		Year 1	Year 2	Year 3	Year 4	Year 5	Over 5 years	Total
2007	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets								
Cash at bank	112.8	–	–	–	–	–	–	112.8
Short term deposits	–	17.6	–	–	–	–	–	17.6
	112.8	17.6	–	–	–	–	–	130.4
Weighted average effective interest rate	2.9%	3.4%	–	–	–	–	–	3.0%
Financial liabilities								
Bank overdrafts	3.5	–	–	–	–	–	–	3.5
Bank loans	1,680.8	–	–	–	–	–	–	1,680.8
Loan notes	–	15.3	–	–	–	171.0	254.0	440.3
Finance lease liabilities	–	1.6	0.6	0.1	0.1	0.1	–	2.5
Deferred consideration on acquisitions	–	0.2	–	–	–	–	–	0.2
Interest rate swaps	(505.6)	132.0	350.4	23.2	–	–	–	–
	1,178.7	149.1	351.0	23.3	0.1	171.1	254.0	2,127.3
Weighted average effective interest rate	5.7%	6.2%	6.7%	6.2%	8.5%	5.4%	5.8%	5.8%
2006								
Financial assets								
Cash at bank	113.4	–	–	–	–	–	–	113.4
Short term deposits	–	16.0	–	–	–	–	–	16.0
	113.4	16.0	–	–	–	–	–	129.4
Weighted average effective interest rate	2.6%	2.6%	–	–	–	–	–	2.6%
Financial liabilities								
Bank loans	1,359.8	–	–	–	–	–	–	1,359.8
Loan notes	–	15.5	–	–	–	–	425.0	440.5
Finance lease liabilities	–	4.4	3.0	1.8	1.5	2.4	0.1	13.2
Deferred consideration on acquisitions	–	6.0	–	–	–	–	–	6.0
Interest rate swaps	(390.7)	139.0	229.0	22.7	–	–	–	–
	969.1	164.9	232.0	24.5	1.5	2.4	425.1	1,819.5
Weighted average effective interest rate	5.3%	3.6%	5.9%	4.5%	5.1%	3.4%	5.7%	5.2%

c) Currency profile

The following table sets out the currency mix profile of Brambles' financial instruments:

2007	US dollar US$m	Aust. dollar US$m	Sterling US$m	Euro US$m	Other US$m	Total US$m
Financial assets						
– Cash at bank and in hand	**11.6**	–	**5.6**	**36.4**	**59.2**	**112.8**
– Short term deposits	–	–	–	–	**17.6**	**17.6**
– Interest rate swaps	**3.8**	**0.6**	–	–	–	**4.4**
– Forward foreign currency contracts	–	**127.6**	**0.5**	**685.4**	**14.1**	**827.6**
	15.4	**128.2**	**6.1**	**721.8**	**90.9**	**962.4**
Financial liabilities						
– Bank overdrafts	–	**2.5**	–	–	**1.0**	**3.5**
– Bank loans	**1,061.7**	**434.6**	–	–	**116.0**	**1,612.3**
– Loan notes	**440.3**	–	–	–	–	**440.3**
– Finance lease liabilities	**0.3**	–	–	**1.5**	**0.7**	**2.5**
– Deferred consideration on acquisitions	–	**0.2**	–	–	–	**0.2**
– Interest rate swaps	–	**0.5**	–	–	–	**0.5**
– Forward foreign currency contracts	**111.4**	**96.2**	**600.1**	–	**15.7**	**823.4**
– Net investment hedge	–	–	–	**68.6**	–	**68.6**
	1,613.7	**534.0**	**600.1**	**70.1**	**133.4**	**2,951.3**

2006	US dollar US$m	Aust. dollar US$m	Sterling US$m	Euro US$m	Other US$m	Total US$m
Financial assets						
– Cash at bank and in hand	5.6	23.2	7.6	37.8	39.2	113.4
– Short term deposits	–	–	–	0.1	15.9	16.0
– Interest rate swaps	9.1	–	0.3	–	–	9.4
– Forward foreign currency contracts	–	51.5	1.2	534.3	–	587.0
	14.7	74.7	9.1	572.2	55.1	725.8
Financial liabilities						
– Bank loans	383.3	304.5	503.3	2.0	102.0	1,295.1
– Loan notes	440.5	–	–	–	–	440.5
– Finance lease liabilities	0.4	–	3.1	8.5	1.2	13.2
– Deferred consideration on acquisitions	–	0.5	4.2	–	1.3	6.0
– Interest rate swaps	–	–	0.3	–	–	0.3
– Forward foreign currency contracts	14.9	–	534.3	–	36.0	585.2
– Net investment hedge	–	–	–	64.7	–	64.7
	839.1	305.0	1,045.2	75.2	140.5	2,405.0

d) Credit risk exposure

Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. This arises from amounts receivable from unrealised gains on derivative financial instruments. At the reporting date, this amount was US$8.1 million. Brambles transacts derivatives with prominent financial institutions and has credit limits in place to limit exposure to any potential non-performance by its counterparties.

Note 31.
Cash flow statement – additional information

a) Reconciliation of cash

For the purpose of the cash flow statement, cash comprises:

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Cash at bank and in hand (Note 14)	**112.8**	113.4	**0.6**	–
Short term deposits (Note 14)	**17.6**	16.0	–	–
Bank overdraft (Note 24)	**(3.5)**	–	–	–
	126.9	129.4	**0.6**	–

b) Borrowing facilities and credit standby arrangements

Total facilities:		
– Committed borrowing facilities	**3,267.5**	3,198.6
– Loan notes	**425.0**	425.0
– Credit standby/uncommitted arrangements	**62.6**	65.1
	3,755.1	3,688.7
Facilities used at reporting date:		
– Committed borrowing facilities	**1,646.3**	1,351.3
– Loan notes	**425.0**	425.0
– Credit standby/uncommitted arrangements	**34.3**	21.2
	2,105.6	1,797.5
Facilities unused at reporting date:		
– Committed borrowing facilities	**1,621.2**	1,847.3
– Loan notes	–	–
– Credit standby/uncommitted arrangements	**28.3**	43.9
	1,649.5	1,891.2

		2007 millions	2006 millions
Total credit facilities by currency:			
– US dollar	US$	**1,595.3**	1,595.4
– Sterling	£	**745.0**	783.9
– Euro	€	**426.1**	431.6
– Other	US$	**82.5**	88.1

Borrowing facilities are arranged by Brambles on behalf of its subsidiaries. Funding is generally sourced from relationship banks on a medium to long term basis. The expiry dates of committed facilities range out to calendar year 2010. The average term of maturity of these facilities and the US private placement notes is equivalent to 3.2 years (2006: 4.2 years). All facilities are structured on an unsecured, revolving basis and are guaranteed as described in Note 33a. Extension of each facility is normally pursued prior to the date of expiry.

c) Non-cash financing or investing activities

There were no financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

d) Reconciliation of profit after tax to net cash flows from operating activities

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Profit after tax	**1,291.3**	1,464.4	**255.7**	-
Adjustments for:				
– Depreciation and amortisation	**404.3**	492.7	–	-
– Irrecoverable pooling equipment provision expense	**90.2**	93.7	–	-
– Loss on remeasurement to fair value less costs to sell	–	25.0	–	–
– Net gains on disposals of property, plant and equipment	**(42.7)**	(35.3)	–	–
– Other valuation adjustments	**(0.6)**	–	–	–
– Net gains on disposal of businesses and investments	**(2.9)**	(5.0)	–	-
– Net gains after tax on completed disposals of discontinued operations	**(832.9)**	(940.3)	–	-
– Costs incurred on disposal activity yet to close	–	11.2	–	–
– Joint ventures and associates	**2.8**	1.8	–	-
– Equity-settled share-based payments	**20.8**	26.2	–	-
– Finance revenues and costs	**6.3**	(7.6)	**(380.6)**	–
Movements in operating assets and liabilities, net of acquisitions and disposals:				
– Increase in trade and other receivables	**(46.0)**	(5.1)	–	–
– (Increase)/decrease in prepayments	**(1.0)**	1.6	–	-
– (Increase)/decrease in inventories	**(5.9)**	1.9	–	-
– Decrease in deferred tax	**135.7**	50.8	–	-
– Increase/(decrease) in trade and other payables	**61.0**	(50.0)	–	–
– (Decrease)/increase in tax payables	**(3.0)**	49.0	**(4.6)**	–
– (Decrease)/increase in provisions	**(37.6)**	12.1	–	–
– Other	**4.2**	2.0	**6.4**	–
Net cash inflow/(outflow) from operating activities	**1,044.0**	1,189.1	**(123.1)**	–

Note 32.
Commitments

a) Capital expenditure commitments

At 30 June 2007, Brambles' continuing operations had commitments of US$14.9 million (2006: US$19.8 million) principally relating to property, plant and equipment.

Capital expenditure in respect of continuing operations contracted for but not recognised as liabilities at reporting date were as follows:

	2007 US$m	2006 US$m
Within one year	**14.9**	19.8

In addition, capital expenditure commitments of discontinued operations primarily relating to property, plant and equipment amounted to nil (2006: US$23.5 million) at reporting date.

Note 32.
Commitments (continued)

b) Operating lease commitments

Brambles' continuing operations are party to operating leases for offices, operational locations and plant and equipment. The leases have varying terms, escalation clauses and renewal rights. Escalation clauses are rare and any impact is considered immaterial.

The future minimum lease payments under such non-cancellable operating leases are as follows:

	Consolidated			
	Plant		Occupancy	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
Within one year	**24.4**	18.7	**136.4**	106.1
Between one and five years	**42.2**	16.4	**472.9**	317.7
After five years	**6.9**	–	**421.8**	306.8
Minimum lease payments	**73.5**	35.1	**1,031.1**	730.6

In addition, operating lease commitments in respect of discontinued operations amounted to nil (2006: US$8.6 million) at reporting date.

During the year, operating lease expense of US$134.9 million (2006: US$103.9 million) was recognised in the income statement.

c) Finance lease commitments

Finance leases of plant and equipment are not a material feature of Brambles' funding arrangements.

Finance lease commitments of Brambles' continuing operations are payable as follows:

	Consolidated	
	Plant	
	2007 US$m	2006 US$m
Within one year	**1.6**	4.4
Between one and five years	**0.9**	8.7
After five years	**–**	0.1
Minimum lease payments recognised as a liability	**2.5**	13.2

In addition, finance lease commitments in respect of discontinued operations amounted to nil (2006: US$2.9 million) at reporting date.

Note 33.
Contingencies

a) Brambles Limited and certain of its subsidiaries are parties to a deed of cross-guarantee which supports global financing credit facilities available to certain Brambles' subsidiaries. Total facilities available amount to US$3,235.8 million (2006: US$3,149.5 million) of which US$1,636.7 million (2006: US$1,315.0 million) has been drawn.

   Brambles Limited and certain of its subsidiaries are parties to a guarantee which supports the US Private Placement borrowing of US$425.0 million (2006: US$425.0 million) by a subsidiary.

   Brambles Limited has guaranteed repayment of certain facilities and financial accommodations made available to certain Brambles' subsidiaries. Total facilities available amount to US$356.3 million (2006: US$514.3 million), of which US$139.1 million (2006: US$235.4 million) has been drawn.

b) Subsidiaries of Brambles Limited have contingent unsecured liabilities in respect of guarantees given relating to performance under contracts entered into totalling US$189.0 million (2006: US$243.9 million), of which US$104.4 million (2006: US$235.5 million) is also guaranteed by Brambles Limited and is included in (a) above.

c) A subsidiary has provided guarantees on a several basis in relation to a reduction in the share premium account of a subsidiary of Brambles in favour of certain creditors which amounts to US$12.8 million (2006: US$15.0 million).

d) A subsidiary has guaranteed the lease obligations of third parties totalling US$39.9 million (2006: US$67.0 million). Subsidiaries of Brambles Limited have provided guarantees to support lease facilities entered into by certain Brambles' subsidiaries. Total facilities available amount to US$24.5 million (2006: US$28.2 million), of which US$24.5 million (2006: US$24.1 million) has been drawn.

e) Environmental contingent liabilities

   Brambles' activities have included the treatment and disposal of hazardous and non-hazardous waste through subsidiaries and corporate joint ventures. In addition, other activities of Brambles entail using, handling and storing materials which are capable of causing environmental impairment.

   As a consequence of the nature of these activities, Brambles has incurred and may continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, aftercare, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities at all sites and facilities where obligations are known to exist and can be reliably measured.

   However, additional liabilities may emerge due to a number of factors including changes in the numerous laws and regulations which govern environmental protection, liability, land use, planning and other matters in each jurisdiction in which Brambles operates or has operated. These extensive laws and regulations are continually evolving in response to technological advances, scientific developments and other factors. Brambles cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.

f) In the ordinary course of business, Brambles becomes involved in litigation, most of which falls within Brambles' insurance arrangements. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably quantified. Receivables have been recognised where recoveries, for example from insurance arrangements, are virtually certain. As the outcomes of these matters remain uncertain, contingent liabilities exist for possible amounts eventually payable that are in excess of the amounts provided.

g) Brambles has given vendor warranties in relation to businesses sold in 2007 and prior years and is in the process of agreeing working capital adjustments as required under the Interlake sale agreement. Brambles has recognised the financial impact of such vendor warranties and adjustments on the basis of information currently available. A contingent liability exists for any amounts which may ultimately be borne by Brambles which are in excess of the amounts provided at 30 June 2007.

Note 34.
Auditors' remuneration

PricewaterhouseCoopers (PwC) earned the following remuneration from Brambles during the year:

	Consolidated		Parent entity	
	2007 US$'000	2006 US$'000	**2007 US$'000**	2006 US$'000
Amounts received or due and receivable by PwC (Australia) for:				
Audit services:				
– Audit and review of Brambles' financial reports	**1,781**	1,882	**30**	–
– Other assurance services	**97**	264	**–**	–
	1,878	2,146	**30**	–
Other services:				
– Tax advisory services	**46**	47	**–**	–
Total remuneration of PwC (Australia)	**1,924**	2,193	**30**	–
Amounts received or due and receivable by related practices of PwC (Australia) for:				
Audit services:				
– Audit and review of Brambles' financial reports	**3,829**	4,761	**–**	–
– Other assurance services	**477**	327	**–**	–
	4,306	5,088	**–**	–
Other services:				
– Tax advisory services	**2,494**	1,316	**–**	–
Total remuneration of related practices of PwC (Australia)	**6,800**	6,404	**–**	–
Total auditors' remuneration	**8,724**	8,597	**30**	–

From time to time, Brambles employs PwC on assignments additional to their statutory audit duties where PwC, through their detailed knowledge of the Group, are best placed to perform the services from an efficiency, effectiveness and cost perspective. The performance of such non-audit related services is always balanced with the fundamental objective of ensuring PwC's objectivity and independence as auditors. To ensure this balance, the Board has established a policy whereby prior approval of the Audit Committee is required wherever management recommends that PwC undertake non-audit work. Management consultancy, IT implementation and specialist internal audit work will not be performed by PwC.

In 2007 and 2006, non-audit assignments primarily related to tax consulting advice.

Auditors' remuneration for the parent entity relates to the audit of the parent entity accounts. Auditors' remuneration in relation to the consolidated accounts is borne by a subsidiary.

Note 35.
Key management personnel

a) Directors

The following persons were Directors of Brambles during the financial year:

D R Argus AO	Non-executive Chairman
M F Ihlein	Chief Executive Officer from 1 July 2007 (Chief Financial Officer until 30 June 2007)
D J Turner	Non-executive Director from 1 July 2007 (Chief Executive Officer until 30 June 2007)
D Mezzanotte	Executive Director (appointed 1 January 2007)
A G Froggatt	Non-executive Director
D P Gosnell	Non-executive Director
H-O Henkel	Non-executive Director
S P Johns	Non-executive Director
S C H Kay	Non-executive Director
G J Kraehe AO	Non-executive Director
C L Mayhew	Non-executive Director
J Nasser AO	Non-executive Director
R D Brown	Non-executive Director (retired 31 December 2006)
M D I Burrows	Non-executive Joint Deputy Chairman (retired 31 December 2006)
Sir David Lees	Non-executive Joint Deputy Chairman (retired 31 December 2006)

b) Other key management personnel

The following persons were members of the Brambles Executive Committee during the financial year:

D J Turner	Chief Executive Officer (until 30 June 2007)
M F Ihlein	Chief Executive Officer from 1 July 2007 (Chief Financial Officer until 30 June 2007)
T F Brown	Senior Vice President Human Resources, Brambles (until 18 May 2007)
J-L Laurent	President, Brambles Industrial Services and Cleanaway UK and Asia Pacific (until 31 August 2006)
P G Martinez	Senior Vice President Strategy and Information Technology, Brambles (until 31 May 2007)
D Mezzanotte	Chief Operating Officer, CHEP
E Potts	President and Chief Operating Officer, Recall (from 16 April 2007)
A Trujillo	President & Chief Executive Officer, Recall (until 13 May 2007)
C A van der Laan	Senior Vice President Legal and Mergers & Acquisitions and Company Secretary, Brambles

c) Key management personnel compensation

	2007 US$'000	2006 US$'000
Short term employee benefits	**14,280**	15,692
Post employment benefits	**246**	1,374
Other long term benefits	**48**	45
Termination benefits	**4,551**	3,309
Share-based payments	**12,607**	10,857
	31,732	31,277

Note 35.
Key management personnel (continued)

d) Equity instruments disclosure relating to key management personnel

The number of ordinary shares, options and performance shares in Brambles held during the financial year by each key management personnel, including their related parties, are set out below:

2007

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Executive Directors							
D J Turner							
Ordinary shares	225,577	–	–	–	146,439	372,016	–
Options	2,220,270	–	–	–	–	2,220,270	2,220,270
Share rights	2,047,129	402,505	126,439	–	–	2,323,195	906,155
M F Ihlein							
Ordinary shares	100,000	–	–	–	27,000	127,000	–
Options	–	–	–	–	–	–	–
Share rights	773,638	178,751	–	–	–	952,389	–
D Mezzanotte							
Ordinary shares	5,000	–	–	–	353,402	358,402	–
Options	627,944	–	426,550	91,418	–	109,976	–
Share rights	511,236	155,683	142,202	15,822	–	508,895	–
Current Non-executive Directors[1]							
D R Argus AO							
Ordinary shares	135,929	–	N/A	N/A	25,200	161,129	–
A G Froggatt							
Ordinary shares	7,000	–	N/A	N/A	7,890	14,890	–
D P Gosnell							
Ordinary shares	14,450	–	N/A	N/A	–	14,450	–
H-O Henkel							
Ordinary shares	–	–	N/A	N/A	50,000	50,000	–
S P Johns							
Ordinary shares	47,500	–	N/A	N/A	–	47,500	–
S C H Kay							
Ordinary shares	4,900	–	N/A	N/A	5,500	10,400	–
G J Kraehe AO							
Ordinary shares	31,561	–	N/A	N/A	–	31,561	–
C L Mayhew							
Ordinary shares	16,500	–	N/A	N/A	–	16,500	–
J Nasser AO							
Ordinary shares	100,000	–	N/A	N/A	–	100,000	–

2007

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Former Non-executive Directors[1]							
R D Brown (retired on 31 December 2006)							
Ordinary shares	12,018	–	N/A	N/A	–	N/A	N/A
M D I Burrows (retired on 31 December 2006)							
Ordinary shares	340,319	–	N/A	N/A	–	N/A	N/A
Sir David Lees (retired on 31 December 2006)							
Ordinary shares	214,055	–	N/A	N/A	(3,071)	N/A	N/A
Other Key Management Personnel							
T F Brown (until 18 May 2007)							
Ordinary shares	5,000	–	–	–	473,038	478,038	–
Options	266,048	–	266,048	–	–	–	–
Share rights	330,196	35,084	206,990	–	–	158,290	–
J-L Laurent (until 31 August 2006)							
Ordinary shares	9,084	–	–	–	–	9,084	–
Options	923,972	–	748,652	175,320	–	–	–
Share rights	726,576	–	372,718	53,240	–	300,618	–
P G Martinez (until 31 May 2007)							
Ordinary shares	30,000	–	–	–	591,674	621,674	–
Options	637,784	–	321,082	123,908	–	192,794	–
Share rights	432,080	35,613	270,592	37,043	–	160,058	–
E Potts (from 16 April 2007)							
Ordinary shares	–	–	–	–	27,000	27,000	–
Options	170,362	–	83,998	38,256	–	48,108	–
Share rights	139,532	37,064	36,444	6,756	–	133,396	–
A Trujillo (until 13 May 2007)							
Ordinary shares	5,000	–	–	–	86,167	91,167	–
Options	689,532	–	597,804	91,728	–	–	–
Share rights	431,606	64,761	258,491	32,002	–	205,874	–
C A van der Laan							
Ordinary shares	303,862	–	–	–	483,626	787,488	–
Options	507,746	–	272,662	78,672	–	156,412	–
Share rights	356,822	84,286	110,964	13,808	–	316,336	–

Note 35.
Key management personnel (continued)

2006

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Executive Directors							
D J Turner							
Ordinary shares	225,577	–	–	–	–	225,577	–
Options	2,220,270	–	–	–	–	2,220,270	–
Share rights	1,481,877	565,252	–	–	–	2,047,129	–
M F Ihlein							
Ordinary shares	50,000	–	–	–	50,000	100,000	–
Options	–	–	–	–	–	–	–
Share rights	519,470	254,168	–	–	–	773,638	–
Non-executive Directors[1]							
D R Argus AO							
Ordinary shares	117,129	–	N/A	N/A	18,800	135,929	–
R D Brown							
Ordinary shares	12,018	–	N/A	N/A	–	12,018	–
M D I Burrows							
Ordinary shares	340,319	–	N/A	N/A	–	340,319	–
A G Froggatt (appointed on 1 June 2006)							
Ordinary shares	N/A	–	N/A	N/A	–	7,000	–
D P Gosnell (appointed on 1 June 2006)							
Ordinary shares	N/A	–	N/A	N/A	–	14,450	–
H-O Henkel							
Ordinary shares	–	–	N/A	N/A	–	–	–
S P Johns							
Ordinary shares	27,500	–	N/A	N/A	20,000	47,500	–
S C H Kay (appointed on 1 June 2006)							
Ordinary shares	N/A	–	N/A	N/A	–	4,900	–
G J Kraehe AO (appointed on 12 December 2005)							
Ordinary shares	N/A	–	N/A	N/A	–	31,561	–
Sir David Lees							
Ordinary shares	214,055	–	N/A	N/A	–	214,055	–
C L Mayhew (appointed on 23 August 2005)							
Ordinary shares	N/A	–	N/A	N/A	N/A	16,500	–
J Nasser AO							
Ordinary shares	–	–	N/A	N/A	100,000	100,000	–

2006

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Other Key Management Personnel							
T F Brown							
Ordinary shares	5,000	–	–	–	–	5,000	–
Options	266,048	–	–	–	–	266,048	–
Share rights	206,770	123,426	–	–	–	330,196	–
J-L Laurent							
Ordinary shares	9,084	–	–	–	–	9,084	–
Options	923,972	–	–	–	–	923,972	–
Share rights	528,176	198,400	–	–	–	726,576	–
P G Martinez							
Ordinary shares	30,000	–	–	–	–	30,000	–
Options	637,784	–	–	–	–	637,784	–
Share rights	307,276	124,804	–	–	–	432,080	–
D Mezzanotte							
Ordinary shares	5,000	–	–	–	–	5,000	–
Options	627,944	–	–	–	–	627,944	–
Share rights	310,562	200,674	–	–	–	511,236	–
A Trujillo							
Ordinary shares	5,000	–	–	–	–	5,000	–
Options	703,522	–	–	–	(13,990)	689,532	–
Share rights	326,146	105,460	–	–	–	431,606	–
C A van der Laan							
Ordinary shares	233,862	–	–	–	70,000	303,862	–
Options	507,746	–	–	–	–	507,746	–
Share rights	240,080	116,742	–	–	–	356,822	–

[1] Non-executive Directors are expected to hold shares in Brambles equal to their annual directors' fees after tax within three years of their appointment. They do not participate in Brambles' equity based incentive schemes.

No options are vested and unexercisable at the end of the year.

e) Other transactions with key management personnel

Other transactions with key management personnel are set out in Note 36d.

Further remuneration disclosures are set out in the Directors' Report on pages 58 to 80.

Note 36.
Related party information

a) Brambles

Brambles comprises Brambles Limited and the entities which it controls.

Borrowings under the bilateral bank credit facilities are undertaken by a limited number of Brambles subsidiaries. Funding of other subsidiaries within Brambles is by way of intercompany loans, all of which are documented and carry commercial interest rates applicable to the currency and terms of the loans.

The global financing credit facilities are supported by a deed of cross guarantee for which Brambles Limited charge Brambles' borrowers a commercially determined guarantee fee.

Dividends are declared within the group only as required for funding or other commercial reasons.

Brambles also has in place cost sharing agreements to ensure that relevant costs are taken up by the entities receiving the benefits.

All amounts receivable and payable by entities within Brambles and any interest thereon are eliminated on consolidation.

b) Material subsidiaries

The principal subsidiaries of Brambles during the year were:

		% interest held at reporting date	
Name	**Place of incorporation**	**2007**	2006
CHEP			
CHEP USA	USA	**100**	100
CHEP Canada, Inc.	Canada	**100**	100
CHEP UK Limited	UK	**100**	100
CHEP France SA	France	**100**	100
CHEP Deutschland GmbH	Germany	**100**	100
CHEP Espana SA	Spain	**100**	100
CHEP Mexico SA de CV	Mexico	**100**	100
CHEP Benelux Nederland BV	The Netherlands	**100**	100
CHEP Italia SRL	Italy	**100**	100
Brambles Enterprises Limited	UK	**100**	100
CHEP South Africa (Proprietary) Limited	South Africa	**100**	100
CHEP Australia Limited	Australia	**100**	100
CHEP Equipment Australia Pty Limited	Australia	**100**	100
CHEP (Shanghai) Company Limited	China	**100**	100
CHEP Technology Proprietary Limited	Australia	**100**	100
Cleanaway			
Cleanaway Limited	UK	–	100
Serviceteam Limited	UK	–	100

Name	Place of incorporation	% interest held at reporting date 2007	2006
Recall			
Recall Limited	UK	**100**	100
Recall France SA	France	**100**	100
Recall Corporation, Inc.	USA	**100**	100
Recall do Brasil Ltda	Brazil	**100**	100
AUSDOC Holdings Pty Limited	Australia	**100**	100
Recall Information Management Pty Limited	Australia	**100**	100
Recall Equipment Australia Pty Limited	Australia	**100**	100
Brambles HQ			
Brambles Holdings (UK) Limited	UK	**100**	100
Brambles International Finance BV	The Netherlands	**100**	100
Brambles USA Inc.	USA	**100**	100
Brambles North America Incorporated	USA	**100**	100
Brambles Finance plc	UK	**100**	100
Brambles Finance Limited	Australia	**100**	100
Recall Deutschland GmbH	Germany	**100**	100

Brambles Industries Limited (incorporated in Australia) and Brambles Industries plc (incorporated in the UK) became wholly-owned legal subsidiaries of Brambles Limited at Unification on 4 December 2006, as described in Note 1.

In addition to the list above, there are a number of other subsidiaries within Brambles which are mostly intermediary holding companies or are dormant.

Para 264(b) of the German trade law grants an exemption from the requirement to prepare individual audited statutory financial statements and management reports for those German companies which are included within the consolidated group financial statements. Relief from such German statutory reporting requirements will be taken in respect of Recall Deutschland GmbH as this entity is consolidated within these Brambles financial statements.

Investments in subsidiaries are primarily by means of ordinary or common shares. All subsidiaries prepare accounts with a 30 June balance date.

c) Joint ventures and associates

Brambles' share of the net results of joint ventures and associates is disclosed in Note 19.

d) Other transactions

Other transactions entered into during the year with Directors of Brambles Limited, BIL or BIP; with Director-related entities; with key management personnel; or with KMP-related entities were on terms and conditions no more favourable than those available to other employees, customers or suppliers and include transactions in respect of the employee option plans, contracts of employment and reimbursement of expenses. Any other transactions were trivial or domestic in nature.

e) Other related parties

BIL has a non-interest bearing advance outstanding as at 30 June 2007 of US$1.133 million (2006: US$1.776 million) to Brambles Custodians Pty Limited, the trustee under Brambles' employee loan scheme. The advance is administered by Brambles Custodians Pty Limited and enabled employees to acquire shares in BIL in prior years, pursuant to the terms and conditions of the employee loan scheme approved by shareholders.

Note 36.
Related party information (continued)

f) Directors' indemnities

Under its constitution, Brambles Limited indemnifies each person who is, or has been a Director or Secretary of Brambles Limited against any liability which results from facts or circumstances relating to the person serving or having served in the capacity of Director, Secretary, other officer or employee of Brambles Limited or any of its subsidiaries, other than:

(aa) in respect of a liability other than for legal costs:

- (i) a liability owed to Brambles Limited or a related body corporate;
- (ii) a liability for a pecuniary penalty order under section 1317G of the Corporations Act or a compensation order under section 1317H of the Corporations Act;
- (iii) a liability that is owed to someone (other than Brambles Limited or a related body corporate) and did not arise out of conduct in good faith; and

(bb) in respect of a liability for legal costs:

- (i) in defending or resisting proceedings in which the person is found to have a liability for which they could not have been indemnified under paragraph (aa) above;
- (ii) in defending or resisting criminal proceedings in which the person is found guilty;
- (iii) in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the Court to be established; or
- (iv) in connection with proceedings for relief to any persons under the Corporations Act in which the Court denies the relief.

Under its constitution, BIL has given similar indemnities to those described above in relation to persons who are, or have been a Director or Secretary of BIL. BIL also has entered into deeds of indemnity with the Directors shown in Note 35, other than M F Ihlein, J Nasser AO, S P Johns, H-O Henkel, C L Mayhew, A G Froggatt, D P Gosnell, S C H Kay and D Mezzanotte under which it indemnifies each such Director to the extent permitted by the Corporations Act. These indemnities are subject to the same exclusions as described above.

Under its Articles of Association, BIP indemnifies every person who is or was a Director, alternate Director or Company Secretary of the Company to the extent permitted by the Companies Act 1985 against all costs, charges, losses and liabilities incurred by them in the proper execution of their duties or the proper exercise of their powers, authorities and directions.

Insurance policies are in place to cover Directors and executive officers, however the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

Note 37.
Events after balance sheet date

Other than those outlined in the Directors' Report, there have been no events that have occurred subsequent to 30 June 2007 that have had a material impact on Brambles' financial performance or position.

DIRECTORS' DECLARATION

In the opinion of the Directors of Brambles Limited:

(a) the financial statements and notes set out on pages 90 to 160 are in accordance with the Australian Corporations Act 2001, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the financial position of Brambles and Brambles Limited as at 30 June 2007 and of their performance for the year ended on that date;

(b) there are reasonable grounds to believe that Brambles Limited will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 58 to 80 of the Directors' Report comply with Accounting Standard AASB 124: Related Party Disclosures and the Corporations Regulations 2001.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

D R Argus AO
Chairman

M F Ihlein
Chief Executive Officer

22 August 2007

INDEPENDENT AUDITORS' REPORT

to the members of Brambles Limited

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Report on the financial report and the AASB 124 Remuneration disclosures contained in the Directors' Report

We have audited the accompanying financial report of Brambles Limited (the Company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' declaration for both Brambles Limited and Brambles. Brambles comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the Directors' Report. As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of directors and executives (remuneration disclosures), required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading Remuneration Report in pages 58 to 80 of the Directors' Report and not in the financial report.

Directors' responsibility for the financial report and the AASB 124 Remuneration disclosures contained in the Directors' Report

The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the Directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The Directors of the Company are also responsible for the remuneration disclosures contained in the Directors' Report.

Auditors' responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the Directors' Report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the Directors' Report. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the Directors' Report, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the Directors' Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' Report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditors' opinion on the financial report

In our opinion:

(a) the financial report of Brambles Limited is in accordance with the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the Company's and Brambles' financial position as at 30 June 2007 and of their performance for the year ended on that date; and

   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report complies with International Financial Reporting Standards as disclosed in Note 1.

Auditors' opinion on the AASB 124 Remuneration disclosures contained in the Directors' Report

In our opinion, the remuneration disclosures that are contained in pages 58 to 80 of the Directors' Report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

M G Johnson	**M K Graham**
Partner	Partner

Sydney
22 August 2007

FIVE YEAR FINANCIAL PERFORMANCE SUMMARY

	AIFRS			UK GAAP[1]	
	2007 US$m	2006 US$m	2005 US$m	2004 US$m	2003 US$m
Continuing operations					
Sales revenue	**3,868.8**	**3,522.1**	**3,274.8**	**2,893.2**	**2,436.2**
Comparable operating profit (before special items)	932.8	771.3	599.8	444.7	365.4
Net finance costs	(59.9)	(111.8)	(130.1)	(126.1)	(129.6)
Profit before tax (before special items)	872.9	659.5	469.7	318.6	235.8
Tax expense (before special items)	(287.2)	(229.4)	(160.4)	(102.8)	(75.7)
Profit from continuing operations (before special items)	**585.7**	**430.1**	**309.3**	**215.8**	**160.1**
Special items, after tax	(152.0)	(67.5)	3.8	(76.5)	(60.1)
Goodwill amortisation[2]	–	–	–	(24.2)	(20.5)
Profit from continuing operations, after tax	**433.7**	**362.6**	**313.1**	**115.1**	**79.5**
Profit from discontinued operations, after tax	857.6	1,101.8	135.7	100.9	105.8
Profit for the year	**1,291.3**	**1,464.4**	**448.8**	**216.0**	**185.3**
Depreciation and amortisation (excluding goodwill)					
– Continuing operations	404.3	412.0	393.0	383.4	325.2
– Discontinued operations	–	80.7	212.4	194.0	178.7
Net capex on property, plant & equipment					
– Continuing operations	517.8	474.7	443.3	448.9	518.6
– Discontinued operations	21.3	133.6	222.4	155.0	131.6
Cash flow					
Cash flow from operations	726.5	900.7	903.9	716.0	457.0
Free cash flow	490.2	559.7	622.2	450.2	121.0
Dividends paid	604.0	296.7	256.5	242.1	198.0
Free cash flow after dividends	(113.8)	263.0	365.7	208.1	(77.0)
Balance sheet					
Capital employed	3,419.6	4,643.1	4,595.6	4,576.0	4,637.0
Net debt	1,996.9	1,690.1	2,208.3	2,541.0	2,664.0
Equity	1,422.7	2,953.0	2,387.3	2,035.0	1,973.0
Employee numbers					
– Continuing operations	12,327	12,249	11,813	11,854	11,439
– Discontinued operations	1,841	14,043	15,759	16,345	18,523
	14,168	26,292	27,572	28,199	29,962
Earnings per share (US cents)					
Basic	83.4	86.7	26.4	12.9	10.8
Before special items and goodwill amortisation:					
– Brambles	39.6	38.3	26.8	21.8	18.2
– Continuing operations	37.8	25.5	18.3	12.8	9.5
Dividend declared per share (Australian cents)					
Interim and final	17.0	25.0	21.5	20.0	20.0
Special	–	34.5	–	–	–

1 Years 2003-2004 are under UK GAAP. They have been reclassified into an AIFRS presentation format.

2 Goodwill amortisation ceased on adoption of AIFRS.

GLOSSARY

2001 Option Plans	The Brambles Industries Limited 2001 Executive Share Option Plan and the Brambles Industries plc 2001 Executive Share Option Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2001 Share Plans	The Brambles Industries Limited 2001 Executive Performance Share Plan and the Brambles Industries plc 2001 Executive Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2004 Share Plans	The Brambles Industries Limited 2004 Performance Share Plan and the Brambles Industries plc 2004 Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2006 Share Plan	The Brambles Limited 2006 Performance Share Plan.
Act	The Corporations Act 2001 (Cth).
AGAAP	Generally accepted accounting principles in Australia.
AGM	The Annual General Meeting of Brambles Limited, to be held on 16 November 2007.
AIFRS	Australian Equivalents to International Financial Reporting Standards.
ASX	Australian Securities Exchange.
Average Capital Invested (ACI)	Average Capital Invested is calculated as a 12 month average of Capital Invested (CI – see definition below).
BIL	Brambles Industries Limited.
BIP	Brambles Industries plc.
Brambles, Brambles Group or **Group**	Brambles Limited and all of its related bodies corporate.
Board	The Board of Brambles Limited.
BVA	Brambles Value Added (BVA) is the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' AIFRS results translated at June 2006 fixed exchange rates. It is calculated as comparable operating profit (COP – see definition below) less Average Capital Invested (ACI – see definition above) after adding back accumulated net pre-tax special items, multiplied by Brambles' weighted average pre-tax cost of capital, or WACC (currently 12%). BVA = COP – (ACI (adjusted) x WACC). (Certain minor adjustments to BVA are also made in accordance with Brambles' BVA Accounting Policy and subject to the approval of Brambles' Chief Financial Officer.)

GLOSSARY (continued)

Capital Invested (CI)	Net assets before tax balances, cash, borrowings and accrued finance costs, but after adjustment for accumulated net pre-tax special items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.
Cash flow from operations	Cash flow generated after net capital expenditure but before special items.
Comparable operating profit (COP)	Profit before special items, finance costs and tax. COP includes share of profits after tax of joint ventures and associates.
Constant currency	Constant currency relative performance is calculated by translating both current period and comparable period results into US dollars at the actual monthly exchange rates applicable during the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.
Continuing operations	Excludes operations which have been divested or which are held for sale.
CSR	Corporate Social Responsibility.
Discontinued operations	Operations which have been divested or which are held for sale.
DLC	Dual-listed companies structure – a contractual arrangement between Brambles Industries Limited and Brambles Industries plc under which they operated as if they were a single economic enterprise, whilst retaining their separate legal identities, tax residencies and stock exchange listings. The Brambles Group operated as a DLC from August 2001 to December 2006.
DMS	Document Management Solutions, a Recall service line.
DPS	Data Protection Services, a Recall service line.
EPS	Earnings per share.
Exceptional items	See Special items.
Free cash flow (FCF)	Cash flow generated after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.
FX	Foreign Exchange.
IFRS	International Financial Reporting Standards. In prior years, Brambles reported results under both UK GAAP and AGAAP.
Lean Manufacturing	Lean Manufacturing is derived from the Toyota Production System and assists in the identification and steady elimination of waste, the improvement of quality, production time and cost reduction.
LSE	London Stock Exchange.
LTIFR	Lost time injury frequency rate.
LTISR	Lost time injury severity rate.

OHS&E	Occupational Health Safety and Environment.
Organic growth	Growth from existing customers or from new customers acquired other than through a business acquisition.
RFID	Radio Frequency Identification.
ROCI	Return on Capital Invested (ROCI) is calculated as Comparable Operating Profit (COP) divided by Average Capital Invested (ACI).
RPC	Reusable plastic container (relates to CHEP).
SDS	Secure Destruction Services, a Recall service line.
Six Sigma	A methodology that uses facts, data and statistical analysis to improve business processes, grow sales, reduce costs and improve quality and customer satisfaction.
Special items	Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.
TFR	Total Fixed Remuneration.
TPM	Total Pallet Management, a CHEP service where employees or subcontractors handle, inspect and sort inbound pallets at a customer distribution centre.
TSR	Total shareholder return.
UK GAAP	Generally accepted accounting principles in the UK.
Unification	The unification of the dual-listed companies structure which operated between Brambles Industries Limited and Brambles Industries plc under a new single Australian holding company, Brambles Limited.
Vesting	(of share plan awards) When rights under share plan awards may first be exercised.

DIRECTORY

Brambles Limited

Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

Brambles Limited has a primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange. The global headquarters of Brambles is in Sydney, Australia.

All currency amounts in this report are in US dollars unless otherwise specified.

Annual General Meeting

The 2007 Annual General Meeting of Brambles Limited will be held on Friday, 16 November at 10.00am (AEST) at:

The Grand Ballroom, Hilton Brisbane
190 Elizabeth St
Brisbane QLD 4000

A live webcast of the meeting will be broadcast on www.brambles.com.

Dividend

The final dividend of 17.0 Australian cents per share is 20% franked for all shareholders in Brambles Limited and will be paid on 11 October 2007.

Holders of CDIs can expect to receive their dividend payments as soon as possible after the payment date for ordinary shareholders. Additional processing time is required to complete foreign exchange transactions and send cheque payments or cash transfers to the bank accounts of CDI holders who have elected to receive their dividends by direct credit. CDI holders who are CREST participants may elect to receive their dividends in any currency supported by CREST, from time to time. In the absence of such an election, dividend payments will be made in pounds sterling. All CDI holders who use the Lloyds TSB Registrars Corporate nominee service will receive their dividends in pounds sterling.

Brambles Business Units

CHEP

8517 South Park Circle
Orlando FL 32819-9040
United States of America

Tel: 1 407 370 2437
Fax: 1 407 355 6211

E-mail: chep@brambles.com
Website: www.chep.com

Recall

One Recall Center
180 Technology Parkway
RM100
Norcross GA 30092
United States of America

Tel: 1 770 776 1000
Fax: 1 770 776 1001

E-mail: recall@brambles.com
Website: www.recall.com






END

Brambles

www.brambles.com